SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square, London EC2A 1AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC
(Registrant)

Date: 21 June, 2006	By	/s/ Michael S. Perman
(Signature)

Michael S. Perman
Company Secretary

2005 Annual Report

A World of Opportunity

AMVESCAP At A Glance

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial -security. Operating under the AIM, INVESCO, AIM Trimark, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver -outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and -private wealth management clients around the world.

AIM Investments is dedicated to building investment solutions for clients through one of the -industry’s most robust and comprehensive product lines. AIM Investments offers investment solutions through financial advisors, believing that investors can significantly benefit from the advice and guidance of a professional who can create investment plans based on an individual’s preference, circumstance and type of account.

INVESCO has earned the trust of investors around the world. With more than $170 billion in assets under management, and with fully integrated investment capabilities that span traditional and alternative asset classes, INVESCO is one of the world’s leading names in investment management for institutions and individuals worldwide.

AIM Trimark is a premier provider of enduring solutions for investors and their advisors. AIM Trimark offers a diversified suite of relevant business and financial solutions designed to help advisors succeed. By adhering to proven investment disciplines that build and protect investors’ wealth, and by putting investors’ interests first, AIM Trimark has become one of Canada’s largest and most successful investment management firms.

As one of the largest investment managers in the U.K., INVESCO PERPETUAL manages approximately $32 billion in assets on behalf of consumers, intermediaries and professional investors through a broad product range. Through the use of powerful imagery and consistent messaging, INVESCO PERPETUAL has become one of the most admired and recognized brands in the U.K. investment industry, trusted to achieve superior, long-term results for investors through truly active investment management.

Atlantic Trust Private Wealth Management provides integrated wealth management and investment counseling services for high net worth individuals, families and foundations. Atlantic Trust takes into consideration a client’s tax, trust, estate planning and philanthropic needs in developing customized asset allocation and investment management solutions. Atlantic Trust’s experienced professionals deliver a broad range of offerings, including proprietary investment solutions and an open architecture platform of traditional and alternative managers.

All figures as of December 31, 2005

Front cover: The equity trading floor at INVESCO Institutional North America

Dear Fellow Shareholder:

At the time of my first report to shareholders in the 1992 annual report, our company reported $61 billion in assets under management and revenues of approximately $200 million. I strongly believed at that time that our success in the investment management industry would come from developing a global business with a broad range of investment expertise and a diversified client base. Today, with revenues 10 times larger and assets at the end of 2005 of $386 billion, my conviction in this strategy remains just as strong.

This vision allowed us to participate fully in the explosive growth of our industry during the past decade and supported our progress during challenging times of difficult markets and dramatic world events. It remains validated by the trends we see evolving in the global investment management industry today and the competitive strengths that will propel AMVESCAP’s success in the coming years.

One of our core strengths is the depth and breadth of investment talent we have around the world. These experienced teams in diverse local settings support one of the industry’s most extensive sets of investment products. This diversified set of investment capabilities across asset classes and investment styles provides a full range of enduring solutions for our retail, institutional and -private wealth management clients. Our comprehensive global -footprint and established distribution channels enable us to deliver these solutions for clients wherever they reside.

The demographic trends of an aging global population, evolving -pension and retirement systems, and increasing wealth creation and savings will continue to support the growth of the investment management industry. The opportunities for a global asset manager have never been more evident, and AMVESCAP is extremely well—positioned to seize these opportunities for our future and create value for both our clients and shareholders.

During 2005, important work was accomplished across the company to help AMVESCAP reach its tremendous potential as a premier global investment management firm. At the beginning of the year, we completed final steps for a broad restructuring of the company’s long-term debt with a new five-year bank credit facility. This action, along with two debt restructuring transactions completed in late 2004 to take advantage of historically low interest rates, successfully improved the liability risk profile of the company without increasing overall debt levels. In reducing liquidity risk by spreading out debt maturities, lowering our interest rates and continuing to preserve the flexibility of our bank credit facilities, we have put in place a solid financial foundation to support future growth.

As a result of a broad strategic review of our businesses, we announced in April the sale of our U.S. defined contribution recordkeeping business, AMVESCAP Retirement, Inc. (ARI). The sale of ARI to a trusted business partner enables us to sharpen our focus and energy on those areas where we excel – investment management, product development and client service. By leveraging our expertise in these areas to serve plan sponsors, we are able to continue our participation in the growth of the important defined contribution market.

The most important decision for AMVESCAP’s future was the naming of Martin L. Flanagan as president and chief executive officer (CEO). Marty’s broad experience in the investment management industry, extensive international knowledge and proven leadership skills made him the clear choice to guide our company forward. Marty and his team have put in place a comprehensive 2006 operating plan designed to build on our renewed business momentum by taking advantage of the inherent global strengths of our diversified businesses. As you read the question and answer session with Marty that follows in this report, I believe you will agree that your Board has chosen a very dynamic and capable new leader.

AMVESCAP’s Board of Directors has recommended a final dividend of 5.5p, resulting in a total dividend of 9.5p for 2005 – an increase over the 7.5p dividend paid in 2004. In addition to our new CEO, the Board also welcomed as new members during 2005 J. Thomas Presby, a former deputy chairman and chief operating -officer at Deloitte Touche Tohmatsu with extensive international experience in the financial services industry, and AMVESCAP Executive Vice President John Rogers. During the year, we saw the retirement of Board members Stephen West and Michael Benson, who served our company with dedication and distinction.

With AMVESCAP’s new management team providing strong leadership that is building a solid foundation for our success, I have decided that the conclusion of the upcoming Annual General Meeting is the appropriate time for me to step down from AMVESCAP’s Board. I will be succeeded as Chairman by Rex Adams, who has been a non-executive director of the company since 2001. AMVESCAP is very fortunate to have an individual with Rex Adams’ global business -experience and expertise to lead our Board forward.

I am deeply grateful for the opportunity to have served our company, and for the support of the many people with whom I have had the privilege to work. My colleagues through the years on AMVESCAP’s Board of Directors have provided sound counsel and exceptional -guidance for our company. AMVESCAP’s dedicated employees demonstrate each day their commitment to accomplish our core mission of helping people worldwide build their financial security. This is a noble endeavor that provides real benefits for our clients and is justifiably a source of pride for our people.

With this strong team serving our company and its shareholders, I am confident we are well-positioned to explore the vast world of opportunity before us and look to AMVESCAP’s future success with tremendous optimism.

Charles W. Brady

Chairman

Q & A

With CEO Marty Flanagan

Exploring Our World of Opportunity

Martin L. Flanagan joined AMVESCAP in August 2005 as President and CEO, and serves as a member of the Board of Directors and the Executive Management Committee. He came to AMVESCAP from Franklin Resources, Inc., where he served for 22 years, most recently as president and co-CEO. He began his investment management career at Templeton in 1983.

WHAT ATTRACTED YOU TO AMVESCAP?

I firmly believe in the role and opportunity of global investment management organizations. I was very excited to join AMVESCAP, and made my decision with great confidence in the future of the industry and the organization. I was attracted by AMVESCAP’s many strengths – its global reach and purpose, its talented people – and by the challenges of running a global investment management firm. I was also excited to be part of carrying forward the vision of a global investment management firm that Charlie Brady, Bob Graham and others have built in a company that can trace its heritage to the 1890s as one of England’s first investment management organizations.

WHAT WAS YOUR FIRST PRIORITY IN YOUR NEW ROLE?

My first priority was to create positive momentum and help the -organization believe in its ability again. To do this I had to start by learning about the company’s strengths, weaknesses and opportunities. During my first weeks at AMVESCAP I visited with shareholders, employees and clients to get their views about our company. I spent much of my time initially working to get a better understanding of the company in a very comprehensive way as a starting point for driving the business forward.

HOW WOULD YOU CHARACTERIZE A WINNING CORPORATE CULTURE?

To begin with, a winning corporate culture puts clients first. In support of this, we need to continue building a meritocracy where our best and brightest are matched against our greatest opportunities and superior performance is rewarded. We are also working to strengthen transparency, execution and accountability across the organization. These attributes are fundamental to creating a company that consistently exceeds client expectations.

HOW DO YOU FEEL ABOUT THE OUTLOOK FOR THE INVESTMENT MANAGEMENT INDUSTRY?

I believe the outlook for our industry is extremely promising. Demo-graphic and economic trends worldwide provide a phenomenal catalyst for financial services firms. Population growth worldwide has expanded threefold over the past 50 years. Wealth is being created globally. There is a growing need for investment expertise to help people meet their savings and retirement goals, and retirement markets around the world are evolving toward a greater reliance on private and individual self-funding. These trends play to AMVESCAP’s strengths as investors increasingly seek trusted advice and compelling investment solutions.

As I have said in recent town hall meetings with employees, there is literally a world of opportunity before us. Our challenge is to be thoughtful in selecting the right opportunities and executing well against those that can make the greatest contribution to our clients’ success and that of our company and our shareholders.

HOW IS AMVESCAP POSITIONED TO SUCCEED IN THIS INCREASINGLY COMPETITIVE INDUSTRY?

Few organizations can match AMVESCAP’s global reach, broad diversification and full range of investment capabilities. With this unique foundation, we are very well-positioned to take advantage of the growing demand for investment management services across the globe.

With offices in 19 countries, we have a significant presence in established markets and a growing presence in developing markets around the world. This is one of our core strengths and one that really sets us apart from many of our competitors.

Another great advantage we have is tremendous diversification across asset classes, global client representation and delivery channels. Nearly half of our total assets under management are outside traditional equities. We are fortunate to serve clients across the globe, with almost a third of our clients located outside the United States. Our -distribution channels are nearly equally split between retail and institutional clients, and we have a strong and growing position in the U.S. private wealth management business. We also offer a comprehensive range of investment capabilities.

Our extensive global presence, high level of diversification and full range of investment capabilities enable us to quickly and effectively meet the diverse needs of our clients, wherever they reside around the world.

WHAT STEPS HAVE YOU TAKEN TO PREPARE AMVESCAP FOR THE CHALLENGES AHEAD?

Late last year we engaged a broad cross-section of leadership to determine our future path to success, beginning in 2006. We brought together business leaders from across the organization to participate in a comprehensive effort to fully understand where we excel and where we need to improve. Our focus: to identify the most promising opportunities for unlocking the tremendous potential of our global organization.

As a result of this effort, this broad group of leaders now has a much deeper understanding of our business. With this solid foundation, we are now in a much better position to realize the opportunities for our business and address our challenges going forward.

WHAT DID THIS EFFORT REVEAL ABOUT YOUR BUSINESS?

Historically, AMVESCAP has operated as a collection of independent investment management units around the world. This design reflected the environment in which AMVESCAP operated at the time. While these business units were independently strong, they were collectively underutilized. Our markets have evolved and we need to evolve with them.

The process of better understanding our business also made it clear that our operating model is too complex, which keeps us from benefiting from our global strengths. Additionally, investment performance, which is central to everything we do, was strong in some areas but below expectations in others.

The comprehensive effort we undertook to more fully understand our business revealed a number of opportunities for unlocking the tremendous potential of our global organization and reaffirmed our strategic direction.

WHAT IS YOUR STRATEGY FOR SUCCESS?

We start by delivering consistent, good investment performance over the long term for our clients. This requires having well-defined, repeatable investment processes that are well-communicated and understood by our clients. These truly enduring investment solutions are the foundation of long-term success. Achieving consistent investment results that meet our clients’ expectations will continue to be one of our primary areas of focus going forward.

We will also work to unlock the power of our global operating plat-form, acting more cohesively as a single investment management firm focused on the needs of our clients. This will enable us to do a better job of bringing the best of AMVESCAP to our clients around the world.

We are taking steps to simplify our operating model. The idea is to execute globally where it helps us operate more efficiently, while responding to our clients’ needs wherever they reside. Simplifying our operating model isn’t just a cost-cutting exercise. It will make us more efficient so we can better serve our clients, respond more quickly to opportunities and take greater advantage of our size and scale.

Finally, and most importantly, the success of our clients and our organization is dependent upon the quality of our people. We are committed to building an organization dedicated to attracting, retaining and motivating quality individuals whose focus is on driving a culture of continuous improvement and performance excellence in everything we do.

If we do this, we will be successful. We understand what we must do to deliver on our incredible potential. Our focus going forward will be on executing diligently against our plan to realize that potential.

HOW DOES YOUR RECENT ACQUISITION OF POWERSHARES FIT INTO THIS STRATEGY?

Early in 2006 we announced the acquisition of PowerShares Capital Management, a leading provider of exchange-traded funds (ETFs). The 36 ETFs offered by PowerShares greatly complement our fund lineup and will expand the breadth of products we can offer our clients through AIM Investments.

When the acquisition is finalized, the combination of PowerShares ETFs with our broad range of actively managed investment products will provide our clients with one of the industry’s most robust and -comprehensive product line-ups. Just as importantly, this acquisition forcefully demonstrates to the marketplace that AMVESCAP is acting with renewed momentum to grow its business and strengthen its competitive position.

WHERE DO YOU SEE THE ORGANIZATION HEADED IN 2006?

Our vision is clear. If we successfully execute against the tremendous world of opportunity before us, I believe we can become a premier global investment management organization. Everything we do, every decision we make, is designed to move us closer to this vision.

With the deeper understanding of our business that comes from the planning process we completed in 2005, we will now work to unlock the tremendous power of our global organization to provide meaningful solutions for our clients and add real value for our shareholders.

AMVESCAP

Community Service

INVESCO U.K.

Employees in the London, Henley and Dublin offices raised over $218,000 in 2005 for -charitable causes. This included special donations for disaster relief appeals, regular dress down days, participation in the BBC Children In Need and Comic Relief’s Red Nose Day events and a sponsored Paris-to-London bicycle ride by members of the Henley investment team, who all shaved their heads to raise extra money.

AIM INVESTMENTS

The devastation from hurricanes Katrina and Rita brought out the best from AIM and its employees, who volunteered thousands of hours for Houston communities. In addition to financial contributions, employees worked hard to provide food, clothing and shelter for -evacuees, including those in the Astrodome. AIM’s partnerships with the Houston Food Bank, Habitat for Humanity and United Way continue to provide far-reaching, long-term support.

INVESCO ASIA PACIFIC

In 2005, employees in the Asia Pacific region showed fervent support for the tsunami relief efforts by raising over $86,000 for the recovery campaign. Colleagues in Hong Kong also donated and played a part in the Soccer Charity Cup and Dress Casual Day events, with all donations going to the Hong Kong Community Chest, an independent charitable organization helping over one million local community members in need.

INVESCO U.S.

INVESCO Institutional’s Community Service Committee volunteers raised over $27,000 for Starlight Children’s Foundation, Shepherd Center, Urban Ministries, Toys for Tots, American Red Cross and many other organizations. In addition to these accomplishments, INVESCO employees had an opportunity to impact the students at an assigned school by improving student achievement and attendance through participation in the Atlanta Partners for Education Signature Program.

AIM TRIMARK

Drawing on the commitment and energy of its employees, AIM Trimark participated in -charitable activities to support Big Brothers Big Sisters of Canada. These included Bowl for Kids’ Sake events in Toronto and Vancouver and the company’s summer Play Day. Financial advisors who sell AIM Trimark’s investment solutions also donated funds during AIM Trimark’s PD Network Live road show. Other charitable initiatives included Habitat for Humanity, Dress Your Best, United Way and the Christmas Family Assistance Program.

Financial Highlights

	Results for the Year Ended December 31,				Results before the Adjustments (a) for the Year Ended December 31,
	2005		2004 (b)		2005		2004 (b)
Net revenues	$2,173.2	m	$2,124.5	m	$2,173.2	m	$2,124.5	m
Operating expenses	$1,748.6	m	$2,037.2	m	$1,672.9	m	$1,624.0	m
Operating profit	$424.6	m	$87.3	m	$500.3	m	$500.5	m
Net operating margin (c)	19.5%		4.1%		23.0%		23.6%
Profit before tax	$360.1	m	$39.0	m	$435.8	m	$452.2	m
Earnings per share:
– basic	$0.27		$(0.05)		$0.34		$0.35
– diluted	$0.26		$(0.05)		$0.34		$0.35

(a)	Results before the Adjustments are results before the 2005 restructuring charge and the 2004 U.S. regulatory settlement.
(b)	2004 results have been restated to reflect the transition from U.K. Generally Accepted Accounting Practice (U.K. GAAP) to International Financial Reporting Standards (IFRS) and have been translated into U.S. dollars, the presentation currency of AMVESCAP. See Note 2 for reconciliations of AMVESCAP’s U.K. GAAP results to IFRS.
(c)	Net operating margin is equal to Operating profit divided by Net revenues.

Financial Contents

In this annual report, we use the terms “AMVESCAP,” “company, “ “we,” “us” and “our” to refer to AMVESCAP PLC together with its consolidated subsidiaries when the distinction between the publicly-traded parent company and its subsidiaries is not important to the discussion. When this distinction is important to the discussion, we use the term “Parent” or “AMVESCAP PLC” to refer to AMVESCAP PLC, the publicly-traded parent company, standing alone. The term “ordinary shares” means ordinary shares of AMVESCAP PLC.

Business and Financial Overview

On December 8, 2005, the company changed its presentation currency from sterling to U.S. dollars. The comparative figures have been presented in U.S. dollars applying the average foreign exchange rates for the period for the income statement and the ending foreign exchange rates for the period for the balance sheet. See Note 29 to the Consolidated Financial Statements for additional details. Additionally, AMVESCAP PLC (Parent) redenominated its share capital from sterling to U.S. dollars.

U.S. dollars more accurately reflect the currency of the underlying -operations and financing of the Parent.

The key drivers of success for AMVESCAP are long-term investment performance and client service, delivered across a diverse spectrum of products, distribution channels and geographic areas. By achieving success in these areas, we seek to generate positive net flows and increased assets under management. We measure relative investment performance by comparing our products to competing products and industry benchmarks. Generally, distributors, investment advisors and consultants heavily weigh longer-term performance (e.g. three-year and five-year performance), in selecting the products they recommend to their customers, although one-year performance may be an important consideration. External ratings can also have an influence over client investment decisions. Quality of client service is monitored in a variety of ways, including periodic client satisfaction surveys, analysis of response times and redemption rates, competitive benchmarking of services, and obtaining feedback from investment consultants.

Assets Under Management

Assets under management (AUM) at the end of 2005 were $386.3 billion (2004: $382.1 billion). Average AUM for 2005 were $377.6 billion, compared to $371.3 billion in 2004. Net outflows for the year ended December 31, 2005, were $16.2 billion, with inflows of $66.3 billion and outflows of $82.5 billion.

Approximately $9.2 billion of outflows during the year were from one portion of our institutional business in the U.S. In addition, one sub-advised client in our U.S. Retail business terminated in the fourth quarter of 2005, accounting for $1.4 billion in net outflows. We have seen some degree of net flow improvement over the last half of 2005, as our investment performance has generally strengthened during this same period. Our High Net Worth (HNW) business continued to show a pattern of modest but steady sales growth. Changes in AUM are as follows:

$ billions	2005	2004	% Change
January 1,	$382.1	$370.6
Inflows	66.3	67.0	(1.0)%
Outflows	(82.5)	(86.5)	4.6%

Net flows	(16.2)	(19.5)	16.9%
Market gains/reinvestment	24.4	26.0	(6.2)%
Change in money market funds and other	0.5	(8.3)	N/A
Acquisitions/disposals	—	6.1	(100.0)%
Foreign currency*	(4.5)	7.2	N/A

December 31,	$386.3	$382.1	1.1%

Average long-term AUM	$335.8	$326.2	2.9%
Average money market AUM	41.8	45.1	(7.3)%

Average AUM	$377.6	$371.3	1.7%

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

Our revenues are directly influenced by the level and composition of the firm’s AUM. Therefore, movements in global capital market levels, net new business inflows (or net outflows) and changes in the mix of investment products between asset classes may materially impact the revenues for the firm within a quarter. Global capital markets improved over 2004. The FTSE 100 increased by 19.1%, the S&P 500 by 6.2%, NASDAQ by 6.4% and the Dow Jones Industrial Average by 1.8% from December 31, 2004 to December 31, 2005. Our AUM by channel, by division, and by asset class are as follows:

AUM by Channel

$ billions	Total	Retail	Institutional	High Net Worth
January 1, 2004	$370.6	$176.6	$184.9	$9.1
Inflows	67.0	40.1	22.6	4.3
Outflows	(86.5)	(53.3)	(28.6)	(4.6)

Net flows	(19.5)	(13.2)	(6.0)	(0.3)
Market gains/reinvestment	26.0	16.0	9.7	0.3
Change in money market funds and other	(8.3)	1.3	(9.6)	—
Acquisitions/disposals	6.1	—	—	6.1
Foreign currency*	7.2	5.3	1.9	—
December 31, 2004	$382.1	$186.0	$180.9	$15.2

Inflows	66.3	41.2	21.3	3.8
Outflows	(82.5)	(53.3)	(25.8)	(3.4)

Net flows	(16.2)	(12.1)	(4.5)	0.4
Market gains/reinvestment	24.4	16.0	7.9	0.5
Change in money market funds and other	0.5	1.9	(1.6)	0.2
Foreign currency*	(4.5)	(1.6)	(2.9)	—

December 31, 2005	$386.3	$190.2	$179.8	$16.3

AUM by Division

		AIM		INVESCO			PWM
$ billions	Total	U.S.	Canada	U.S.	U.K.	Europe/Asia
January 1, 2004	$370.6	$151.1	$28.7	$118.5	$39.0	$23.8	$9.5
Inflows	67.0	16.3	5.3	19.6	11.3	10.2	4.3
Outflows	(86.5)	(28.7)	(4.6)	(25.7)	(9.8)	(13.2)	(4.5)

Net flows	(19.5)	(12.4)	0.7	(6.1)	1.5	(3.0)	(0.2)
Market gains/reinvestment	26.0	7.3	2.7	8.1	5.6	2.0	0.3
Change in money market funds and other	(8.3)	(8.4)	—	0.2	0.6	(0.2)	(0.5)
Acquisitions/disposals	6.1	—	—	—	—	—	6.1
Foreign currency*	7.2	—	2.5	0.3	2.9	1.5	—
December 31, 2004	$382.1	$137.6	$34.6	$121.0	$49.6	$24.1	$15.2

Inflows	66.3	12.6	5.9	16.7	19.0	8.3	3.8
Outflows	(82.5)	(28.0)	(5.7)	(24.0)	(11.9)	(9.5)	(3.4)

Net flows	(16.2)	(15.4)	0.2	(7.3)	7.1	(1.2)	0.4
Market gains/reinvestment	24.4	5.1	2.2	4.4	8.8	3.4	0.5
Change in money market funds and other	0.5	0.7	—	—	—	(0.2)	—
Foreign currency*	(4.5)	—	2.1	(0.4)	(4.2)	(2.0)	—

December 31, 2005	$386.3	$128.0	$39.1	$117.7	$61.3	$24.1	$16.1

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

AUM by Asset Class

$ billions	Total	Equity	Fixed Income	Balanced	Money Market	Stable Value	Alternatives
January 1, 2005	$382.1	$178.5	$44.8	$44.1	$50.0	$43.2	$21.5
Inflows	66.3	30.0	14.5	7.8	3.3	4.2	6.5
Outflows	(82.5)	(45.6)	(10.4)	(12.5)	(3.5)	(3.0)	(7.5)

Net flows	(16.2)	(15.6)	4.1	(4.7)	(0.2)	1.2	(1.0)
Market gains/reinvestment	24.4	17.9	1.2	1.7	—	2.4	1.2
Change in money market funds	0.5	—	—	—	0.5	—	—
Foreign currency*	(4.5)	(3.3)	(0.8)	0.1	—	—	(0.5)

December 31, 2005	$386.3	$177.5	$49.3	$41.2	$50.3	$46.8	$21.2

*	The foreign currency movement arises from different exchange rates being in effect as of the relevant measurement dates for assets denominated in currencies other than U.S. dollars.

Investment Performance

Retail (1)	% of AUM in Top Half of Peer Group as of December 31, 2005
	One-Year	Three-Year	Five-Year
U.S.	62%	34%	22%
Canada	14%	28%	90%
U.K.	72%	87%	83%
Continental Europe and Asia	66%	83%	60%

Institutional (2)	% of AUM in Top Half of Peer Group as of December 31, 2005
Equity	53%	53%	97%
Fixed Income	94%	93%	92%
Money Market	93%	93%	93%

Stable Value	Largest U.S. Stable Value manager with over $45 billion in assets under management. Outperformed cash benchmarks over all relevant periods.

Real Estate	100% of U.S. REIT and Direct Real Estate assets have outperformed their respective benchmarks over one-, three-and five-year periods.

Financial Structures	Named 2005 CDO Manager of the Year by Euro money

(1)	Retail performance is based on Peer Rankings and AUM as of December 31, 2005. Sources include: Morningstar, Lipper and S&P Micropal.
(2)	Institutional includes representative products managed in Atlanta, New York, Frankfurt, Louisville and London. Performance is as of December 31, 2005. All underlying products have been compiled by following AIMR and GIPS standards.

In our U.S. Retail business, we have seen an improving one-year track record, with 62% of AUM in the top half of peers. The longer-term track record remains below our expectations, and therefore the U.S. Retail business continues to be an area of focus for our management team. Within U.S. Retail, our international funds had 85% of AUM in the top half of peers on a one-year basis, and the asset allocation solutions have also performed well. We have seen inflows in these, among other, products. During 2005, we evaluated, rationalized and merged several funds in the U.S. Retail product line to ensure that we are delivering the best possible investment solutions to our clients.

We have experienced a decline in investment performance in our Canadian Retail business due to certain of its portfolios being underweighted in the energy sector, a market segment that has experienced a recent and dramatic increase in valuation. 90% of the Canadian Retail AUM remains in the top half of peers on a five-year basis. The U.K. Retail business has produced particularly strong results across all measured time frames. The offshore product range, marketed in Continental Europe and Asia, is an important component of our diversified profile with more than 66% of its asset base performing in the top half of peer groups on a one-year basis.

In our institutional business, over 90% of our fixed income and money market assets beat their benchmarks over the one-, three- and five-year periods. Equity performance has been mixed, but a majority of AUM are performing ahead of benchmark on a five-year basis. We are the largest stable value manager, with over $45 billion in AUM. Our real estate business is outperforming benchmarks over all relevant periods, and our financial structures group was named 2005 CDO Manager of the Year by Euromoney.

International Financial Reporting Standards (IFRS)

Effective January 1, 2005, the company began recording its results of operations under IFRS. The date of the transition to IFRS is January 1, 2004, this being the start of the earliest period of comparative information required in the U.K., and accordingly the comparative period has been restated to apply IFRS on a consistent basis. Prior to this date, the company prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice (U.K. GAAP).

During 2004, the company carried out a review of IFRS to identify the changes to accounting policies that were necessary to comply with the new standards. The most significant changes affecting the company due to the IFRS transition are:

•	The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill into the currency of the underlying acquired entities (IAS 21);

•	The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2);

•	The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2);

•	The inclusion in the balance sheet of all employee benefit liabilities (IAS 19); and

•	The reclassification of certain income statement and balance sheet items for disclosure purposes, including the presentation of third-party distribution fees, service and advisory fees in the income statement separately from total revenues.

The underlying business transactions and cash flows of the company did not change upon the transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders’ funds from the U.K. GAAP figure at January 1, 2004 of $208.1 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of $276.4 million to profit for the year, primarily due to the cessation of goodwill amortization previously recorded under U.K. GAAP. Diluted earnings per share for the year ended December 31, 2004, was a loss of $0.05 under IFRS, compared with a loss of $0.39 under U.K. GAAP. See Note 2 to our Consolidated Financial Statements for further details.

Operating Results

2005 saw a 2.3% increase in net revenues (total revenues less third-party distribution, service and advisory fees) to $2,173.2 million (2004: $2,124.5 million). The main categories of revenues are as follows:

$ millions	2005	2004
Management	2,213.7	2,052.7
Service and distribution	538.2	593.3
Other	127.3	111.5

Total revenues	2,879.2	2,757.5
Third-party distribution, service and advisory fees	(706.0)	(633.0)
Net revenues	2,173.2	2,124.5

Management revenues increased 7.8% from 2004. INVESCO U.K. management revenues increased $139 million, AIM Canada management revenues increased $60 million and the management revenues for Private Wealth Management increased $12 million over 2004. These increases were offset by lower management revenues in AIM U.S. Service and distribution fees declined $55.1 million (9.3)% from 2004. The sale of the AMVESCAP Retirement business accounted for $30 million of this decline, as this business was included for the full 12 months in 2004 but only six and a half months in 2005. The remainder of the difference is a result of lower distribution and transfer agency fees in our U.S. Retail channel. Other revenues increased 14.2% over 2004, primarily due to the increase in transaction fees in our real estate group. Third-party distribution, service and advisory fees increased by $73.0 million, due to an increase in trail and renewal commissions.

During the fourth quarter of 2005, the company undertook an operating review and identified the steps required to move towards a more -integrated global investment manager. We are in the process of integrating the enterprise support functions, such as Human Resources, Finance, Legal and Compliance, and we are combining AIM and INVESCO’s managed account platforms. We also merged certain client service functions across our retail business. As a result of this work, we took a restructuring charge of $75.7 million in 2005 and implemented measures that reduced headcount by 285. Included in this charge are costs incurred to eliminate some office space and streamline our product line. Based on the actions we have taken and those that we will take in 2006, we should be able to significantly decrease our total operating expenses and operate more efficiently. If the business environment experienced in 2005 does not change materially in 2006, we expect to decrease our operating expenses by approximately $120 million and reach an operating expense base of approximately $1,550 million in 2006, excluding the impact of the PowerShares acquisition and any unanticipated new initiatives. We expect 50% of the expense reduction to be realized in Compensation costs, with the remainder of the savings from decreases in Property and Office, Technology/telecommunications, and General and Administrative costs.

Total operating expenses before the restructuring charge increased 3% in 2005. Compensation expenses increased $77.9 million from 2004, with $34.3 million in incremental amortization of share-related compensation programs, $11.8 million related to one-time recruiting costs, and the remainder due to staff salaries, bonus and benefit costs. Marketing costs increased 8.1% from 2004, largely due to increased advertising in the U.K. and U.S. Property and Office costs decreased $39.0 million for the year, primarily as a result of the $37.0 million -provision we took in 2004 for unused office space. Technology/telecommunications costs decreased 6.5% from 2004, driven by the sale of the AMVESCAP Retirement business and generally lower headcount. General and Administrative costs increased 4.4% from 2004, primarily due to a $16.6 million goodwill impairment charge in the Private Wealth Management business.

Compensation continues to be the largest component of operating expenses, accounting for 62.5% of costs for 2005 (2004: 59.5%). Competitive compensation is critical for the success of AMVESCAP in attracting and retaining the highest caliber employees. The main categories of operating costs before the 2005 restructuring charge and the 2004 U.S. regulatory settlement, (the “Adjustments”), are as follows:

$ millions	2005	% of total	2004	% of total
Compensation	1,044.7	62.5%	966.8	59.5%
Marketing	139.5	8.3%	129.1	8.0%
Property and office	130.3	7.8%	169.3	10.4%
Technology/telecommunications	139.0	8.3%	148.7	9.2%
General and administrative	219.4	13.1%	210.1	12.9%

	1,672.9	100.0%	1,624.0	100.0%

Our effective tax rate for 2005 was 40.7% (37.7% before the restructuring charge) and was impacted by the lack of tax deductibility for certain expense items, including an $11.3 million expense associated with a capital infusion into our Taiwan bond funds.

The increase in revenues from 2004 to 2005 was offset by increased expenses, resulting in operating profit before Adjustments for 2005 remaining flat as compared to 2004. Diluted EPS before the restructuring charge was down by one cent.

In January 2006, we announced the acquisition of PowerShares Capital Management, which is expected to close in the second or third quarter of 2006. The 36 exchange-traded funds (ETFs) offered by PowerShares greatly complement our fund lineup and will expand the breadth of products we can offer our clients through AIM Investments.

The divisional income statements presented below are based on a set percentage -allocation of revenues, depending on whether the product is sold, managed, or serviced by the division. Divisions selling, managing or servicing a product received 40%, 40%, and 20% of the revenues for that product, respectively. This measurement of profitability represents the way in which the businesses historically operated prior to the beginning of 2006.

The following tables summarize revenues and profits by operating group before the Adjustments for the periods indicated.

	Year Ended December 31, 2005
$ millions	Net Revenues	Expenses	Operating Profit
AIM
U.S.	$742.0	$(493.5)	$248.5
Canada	373.5	(163.2)	210.3

	1,115.5	(656.7)	458.8

INVESCO
U.S.	392.5	(290.4)	102.1
U.K.	422.7	(325.4)	97.3
Europe/Asia	126.4	(139.4)	(13.0)

	941.6	(755.2)	186.4
Private Wealth/Retirement*	116.1	(149.5)	(33.4)
Corporate	—	(111.5)	(111.5)

Totals before restructuring charge	2,173.2	(1,672.9)	500.3
Restructuring charge	—	(75.7)	(75.7)

	$2,173.2	$(1,748.6)	$424.6

*	Portions of the Retirement division were sold during 2005. See Note 3 to the Consolidated Financial Statements for additional information.

	Year Ended December 31, 2004
$ millions	Net Revenues	Expenses	Operating Profit
AIM
U.S.	$812.0	$(531.7)	$280.3
Canada	319.9	(145.6)	174.3

	1,131.9	(677.3)	454.6

INVESCO
U.S.	351.8	(258.9)	92.9
U.K.	345.1	(323.5)	21.6
Europe/Asia	142.7	(136.3)	6.4

	839.6	(718.7)	120.9
Private Wealth/Retirement	153.0	(164.7)	(11.7)
Corporate	—	(63.3)	(63.3)

Totals before U.S. regulatory settlement	2,124.5	(1,624.0)	500.5
U.S. regulatory settlement	—	(413.2)	(413.2)

	$2,124.5	$(2,037.2)	$87.3

AIM U.S.

The AIM U.S. business reported net revenues of $742.0 million during 2005, compared with $812.0 million during 2004. The decline is due to an 8.4% decrease in average asset levels during 2005 and agreed-upon fee reductions as part of the U.S. regulatory settlement. Operating expenses declined by $38.2 million to $493.5 million in 2005. Operating profits were $248.5 million compared with $280.3 million in 2004. Operating profit margin for 2005 amounted to

33.5%, compared with 34.5% in the prior year. The group generated approximately $12.6 billion of inflows and had net outflows of $15.4 billion in 2005. Market gains of $5.1 billion partially offset these net outflows. AUM amounted to $128.0 billion at December 31, 2005, including $47.4 billion of institutional money market funds.

AIM CANADA

The AIM Trimark business reported net revenues of $373.5 million during 2005, compared with $319.9 million for the prior year. Operating profits were $210.3 million in 2005 compared with $174.3 million in 2004, and the operating profit margin was 56.3% in 2005. The group generated approximately $5.9 billion of inflows in 2005 and net inflows of $0.2 billion. Market gains were $2.2 billion for the year. As a result, average AUM increased 17.2% from 2004. AUM amounted to $39.1 billion at December 31, 2005.

INVESCO U.S.

The INVESCO U.S. business reported net revenues and operating profits of $392.5 million and $102.1 million in 2005, compared with $351.8 million and $92.9 million for 2004, respectively. Increased expenses, primarily due to higher compensation costs, offset a portion of the revenue increase. Operating profit margins decreased from 26.4% in 2004 to 26.0% in the current year. Average AUM for 2005 was $117.8 billion compared to $118.5 billion in 2004. The unit generated $16.7 billion in inflows during 2005, and recorded net outflows of $7.3 billion. AUM amounted to $117.7 billion at December 31, 2005.

INVESCO U.K.

INVESCO U.K.’s net revenues amounted to $422.7 million for 2005, compared with $345.1 million in 2004. Operating profits totaled $97.3 million for the current year compared to $21.6 million for the prior year. Operating expenses amounted to $325.4 million in 2005, compared with $323.5 million in 2004. The operating profit margin was 23.0% in 2005 (2004: 6.3%). Inflows for 2005 totaled approximately $19.0 billion, market gains totaled $8.8 billion, and net inflows were $7.1 billion for the year. AUM amounted to $61.3 billion at December 31, 2005.

INVESCO EUROPE/ASIA

INVESCO Europe/Asia’s net revenues amounted to $126.4 million for 2005, compared with $142.7 million in 2004. Operating losses totaled $13.0 million for the year ended December 31, 2005, versus an operating profit of $6.4 million for the prior year. Inflows for 2005 totaled $8.3 billion, market gains totaled $3.4 billion, and net outflows were $1.2 billion for the year. AUM amounted to $24.1 billion at December 31, 2005.

PRIVATE WEALTH MANAGEMENT/RETIREMENT

Net revenues for these businesses totaled $116.1 million in 2005, compared with $153.0 million in 2004. Operating losses totaled $33.4 million, compared to $11.7 million in 2004. The AMVESCAP Retirement business was sold in July 2005, and accordingly only six and a half months of the results of operations of this business are included in the 2005 financial statements. AUM were $16.1 billion at December 31, 2005. Net inflows for the group amounted to $0.4 billion for 2005.

CORPORATE

Corporate expenses include staff costs related to corporate employees, as well as continued expenditures in company-wide initiatives. The increase in costs over 2004 was the result of several factors, including one-time recruitment costs, increased share-related -compensation, termination costs and costs associated with increased focus on risk management.

OTHER INCOME AND EXPENSE ITEMS

As a result of the sale of the AMVESCAP Retirement business, a gain of $32.6 million was recorded in 2005. Loss on sale of assets, investments and foreign exchange includes a charge of $7.2 million related to the outsourcing of the defined contribution platform in the U.K. and an $11.3 million charge related to a capital infusion into our Taiwan bond funds. In addition, we incurred a non-cash loss of $6.8 million related to the foreign exchange revaluation of our senior notes into sterling. This loss was recorded pursuant to our adoption of International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” before the redenomination of our share capital and the change in our presentation currency from sterling to U.S. dollars.

Interest expense increased $4.0 million over 2004, the result of interest costs associated with the U.S. regulatory settlement payments made in 2005.

Business Realignment

Historically, AMVESCAP operated as a collection of diverse business units. Through the review of our operations, we determined that this operating model has impeded us from fully realizing the benefits of our global strengths. We are working to align ourselves internally in ways that will allow us to take full advantage of our global platform. One result of this realignment is that we will no longer manage business profitability under the divisional structure. Since the review of our operations commenced late in 2005 and we only recently moved to our new alignment in 2006, we have presented our discussion of our operational and financial overview along the historical business unit format, as this is consistent with our business segmentation discussed in Note 5 to the Consolidated Financial Statements. In future disclosures, we expect to present the business under one operating segment, asset management, and will no longer segregate the business under the historical business division format, as presented in this report.

Liquidity and Capital Resources

The ability to generate cash from operations in excess of capital expenditure and dividend requirements is one of our company’s fundamental financial strengths. Operations continue to be financed from share capital, retained profits and borrowings. Our principal uses of cash flow, other than for operating expenses, include dividend payments, capital expenditures, acquisitions, purchase of shares in the open market and investments in certain new investment products.

Cash flows for the years ended December 31, 2005 and 2004, are summarized as follows:

$ millions	2005	2004
Cash flow from:
Operating activities	469.1	205.4
Investing activities	30.9	(107.0)
Financing activities	(286.9)	(126.7)

Increase/(decrease) in cash and cash equivalents	213.1	(28.3)
Cash and cash equivalents, beginning of year	546.9	563.3
Foreign exchange	(5.3)	11.9

Cash and cash equivalents, end of year*	754.7	546.9

*	Included in cash and cash equivalents are $266.1 million (2004: $290.3 million) of client cash and cash held to meet certain net capital requirements.

OPERATING CASH FLOWS

Operating cash flows are the result of receipts of investment management and other fees generated from AUM. The company participates in funding arrangements for the payment of mutual fund share sales commissions. Certain future revenue streams from asset-based and deferred redemption fees are sold by an external fund distribution entity to a bank at a purchase price equal to a percentage of the price at which each share of the fund is sold. Operating cash flows provide sources of funds to meet day-to-day operating expenses and future material commitments.

INVESTING CASH FLOWS

In our institutional business, we invest regularly as the general partner in collateralized debt obligation structures. During 2005, we invested $13.5 million (2004: $22.4 million) in new long-term capital investments and have committed $90.3 million (2004: $85.3 million) to fund our obligations under these programs at the end of December 2005. We received $7.7 million (2004: $0.3 million) in return of capital from such investments, including $4.4 million of capital returned related to the closure of two funds during the year.

During the fiscal years ended December 31, 2005 and 2004, our capital expenditures were $38.2 million and $51.6 million, respectively. These expenditures related in each year to technology initiatives, including new platforms from which we maintain our portfolio management systems and fund tracking systems, improvements in computer hardware and software desktop products for employees, new telecommunications products to enhance our internal information flow, and back-up disaster recovery systems. Also, in each year, a portion of these costs related to leasehold improvements made to the various buildings and workspaces used in our offices.

Business acquisitions/disposals amounted to net inflows of $53.6 million in 2005 (2004: net outflows of $53.9 million). See -Note 3 to the Consolidated Financial Statements for additional -information related to this activity.

FINANCING CASH FLOWS

Dividends

Dividend payments in 2005 of $134.1 million related to the interim dividend for 2005 and the final dividend from 2004 (2004: $135.7 million). See Note 9 to the Consolidated Financial Statements for additional information regarding the dividend payments.

Our Board of Directors has recommended a final dividend of 5.5p per share, approximately $0.10 per share at an exchange rate of $1.74 per £1.00 (2004: 5.0p per share), resulting in a total dividend of 9.5p in 2005 (2004: 7.5p). The final dividend from 2005 will be paid, subject to approval by shareholders, on May 4, 2006. The ex-dividend date will be March 29, 2006. Future dividends will be declared in U.S. dollars.

The Board has a policy of managing dividends in a prudent fashion, with due consideration given to profit levels, covenant constraints and overall debt levels. Under the U.K. Companies Act 1985, as amended, our ability to declare dividends is restricted to the amount of our -distributable profits and reserves, which is the current and retained earnings of the Parent, on an unconsolidated basis. At December 31, 2005, distributable profits and reserves amounted to $568.0 million.

Debt

Our total indebtedness at December 31, 2005 is $1.2 billion. The debt proceeds have been used by the company to form part of the consideration paid for acquisitions and also for the integration of the acquired businesses over time. In December 2004, we completed a tender offer for $320.5 million of our original $400 million 6.6% senior notes. In May 2005, we repaid the $79.5 million remaining on these notes. In December 2004, we issued and sold $500 million in new senior notes: $300 million of five-year notes with a coupon of 4.5% due in 2009 and $200 million of 10-year notes with a coupon of 5.375% due in 2014. We also have outstanding $10 million of our 6.875% notes due December 15, 2006, $300 million of our 5.9% notes due 2007 and $350 million of our 5.375% notes due 2013. The significant amount of indebtedness we carry could limit our ability to obtain additional financing, if needed, for working capital and other financial commitments.

On March 31, 2005, we entered into a new five-year $900 million credit facility with a group of lenders, which matures during 2010. The company draws and repays its credit facility balances and utilizes the credit facility for working capital and other cash needs. The financial covenants under our new credit agreement include a leverage ratio of not greater than 3.25:1.00 (debt/EBITDA) and an interest coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters). The breach of any covenant would result in a default under the credit facility, which could lead to lenders requiring all balances under the credit facility, together with accrued interest and other fees, to be immediately due and payable. This credit facility also contains customary affirmative operating covenants and negative covenants that, among other things, restrict certain of our subsidiaries’ ability to incur debt, transfer assets, merge, make loans and other investments and create liens. The coverage ratios, as defined in our credit facility, were as follows during 2005 and 2004:

2005	Q1	Q2	Q3	Q4
Debt/EBITDA	1.95	1.80	1.73	1.82
Coverage Ratio	8.00	7.58	7.53	8.13

2004	Q1	Q2	Q3	Q4
Debt/EBITDA	1.86	1.79	1.76	2.04
Coverage Ratio	8.91	9.66	9.51	8.42

Net debt (total debt less cash and cash equivalents balances, excluding client cash) at December 31, 2005, amounted to $733.7 million, compared with $1,125.2 million at December 31, 2004. Earnings before interest, taxes, depreciation, amortization, the Adjustments and certain non-cash and other items (EBITDA), as defined in our credit facility, were $661.9 million, compared with $655.4 million in the prior year. Changes in our net debt position in 2005 are shown below.

$ millions	2005	2004	Increase/ (decrease)
Senior notes	1,152.2	1,230.6	(78.4)
Credit facility	70.0	151.0	(81.0)
Total Debt	1,222.2	1,381.6	(159.4)

Cash and cash equivalents, excluding client cash	(488.5)	(256.4)	(232.1)

Net Debt	733.7	1,125.2	(391.5)

We have received credit ratings of A3, BBB+, and BBB+ from Moody’s, Standard & Poor’s, and Fitch credit rating agencies, respectively. Although Standard & Poor’s has a “negative” outlook for the rating, the other two agencies have a “stable” outlook. Rating agency concerns focus on a few issues: our ability to earn our share of industry net inflows in light of inconsistent historical performance and our higher-than-peer levels of debt. Material deterioration of these factors (among others defined by each rating agency) could result in downgrades to our credit ratings, thereby limiting our ability to generate additional financing or receive mandates. Because credit facility borrowing rates are not tied to credit ratings, and interest rates on outstanding senior notes are fixed, there is no direct correlation between changes in ratings and interest expense of the company. However, management believes that solid investment grade ratings are an important factor in winning and maintaining institutional business and strives to manage the company to maintain such ratings.

FINANCIAL COMMITMENTS

Financial commitments are as follows (payments due by period):

$ millions	Total	Within 1 year	1–3 years	3–5 years	More than 5 years
Total debt	1,222.2	10.0	299.4	367.9	544.9
Finance leases	0.1	0.1	—	—	—
Operating leases (1)	500.8	57.7	109.8	86.1	247.2
Defined benefit obligation	128.6	23.5	2.5	2.1	100.5
Acquisition provisions (2)	49.2	17.4	31.8	—	—

Total	1,900.9	108.7	443.5	456.1	892.6

(1)	Operating leases reflect obligations for leased building space and sponsorship and naming rights agreements.
(2)	Acquisition provisions reflect retention payments and earn-out arrangements associated with business acquisitions. Earn-out payments are based upon asset -retention levels at the payment dates and conclude in March 2007. Any payments not made are reversed against the related goodwill balances.

Note: The financial commitments table above does not include amounts related to the acquisition of PowerShares, which was announced in January 2006 and is expected to close in the second or third quarter of 2006.

AMVESCAP maintains approximately $31.1 million in letters of credit from a variety of banks. The letters of credit are generally one-year automatically-renewable facilities and are maintained for various reasons. Approximately $30.3 million of the letters of credit support office lease obligations. Although we generally do not guarantee the obligations of our subsidiaries, we have provided regulators in the U.S. with such a guarantee for the banking entities within our business.

The company has not changed its financial instruments policies in the current year and does not hedge its operational foreign exchange exposures, except to the extent that the net assets of overseas subsidiaries were hedged by foreign currency borrowings (prior to the change in presentation currency from sterling to U.S. dollars on -December 8, 2005). As a result, the company’s financial statements may be impacted by movements in sterling, Canadian dollar and Euro exchange rates compared to the U.S. dollar. The company does not actively manage its currency exposures except as described in Note 27 to the Consolidated Financial Statements, which provides quantitative information about financial instruments.

The company is subject to minimum regulatory capital requirements in most areas where it operates. After consultation with the U.K. Financial Services Authority (FSA), it has been determined that for the purposes of prudential supervision, AMVESCAP PLC is not subject to regulatory consolidated capital requirements under current European Union Directives. A sub-group of our European subsidiary companies is subject to these regulations, however, and we have provided commitments to the FSA that we will meet these requirements.

The existing capital structure of the company, together with the cash flow from operations and borrowings under the credit facility, should provide the company with sufficient resources to meet present and future cash needs. We believe that our cash flow from operations and credit facilities, together with our ability to obtain alternative sources of financing, will enable us to meet debt and other obligations as they come due and anticipated future capital requirements.

Forward-Looking Statements

This report includes statements that constitute “forward-looking -statements” under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, AUM, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” and future or conditional verbs such as “will,” “may,” “could,” “should” and “would,” and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC’s Web site at www.sec.gov.

Consolidated Income Statement

Year ended December 31, $’000, except per share data	Notes	2005	2004
Revenues:
Management	$2,213,650	$2,052,664
Service and distribution	538,210	593,265
Other	127,358	111,562

Total Revenues	2,879,218	2,757,491
Third-party distribution, service and advisory fees	(705,981)	(633,030)
Net Revenues	5	2,173,237	2,124,461

Operating Expenses:
Compensation	4	(1,044,706)	(966,788)
Marketing	(139,560)	(129,098)
Property and office	(130,294)	(169,290)
Technology/telecommunications	(138,966)	(148,709)
General and administrative	(219,462)	(210,040)
Restructuring charge	4	(75,690)	—
U.S. regulatory settlement	—	(413,211)
Total Operating Expenses	(1,748,678)	(2,037,136)

Operating profit	424,559	87,325
Gain on sale of business	3	32,626	11,831
Investment income	6	23,359	29,891
Loss on sale of assets, investments and foreign exchange	6	(35,324)	(8,847)
Interest expense	7	(85,142)	(81,171)

Profit before taxation	360,078	39,029
Taxation – U.K.	8	(18,013)	(2,391)
Taxation – Overseas	8	(128,677)	(72,297)

Profit/(Loss) after taxation	213,388	(35,659)
Minority interests	(1,148)	(536)

Profit/(Loss) attributable to equity holders of the Parent	$212,240	$(36,195)

Earnings per share:
– basic	10	$0.27	$(0.05)
– diluted	10	$0.26	$(0.05)
Earnings per share before restructuring charge (2005) and U.S. regulatory settlement (2004):
– basic and diluted	10	$0.34	$0.35
Dividends paid	9	$134,118	$135,681
Dividends proposed per share (pence)	9	5.5	p	5.0	p
Dividends proposed	9	$78,471	$78,645

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

As of December 31, $’000	Notes	2005	2004
Non-current assets
Goodwill	11	$4,213,648	$4,317,391
Intangible assets	12	98,971	129,869
Property and equipment	14	180,044	226,987
Deferred sales commissions		78,944	110,982
Deferred tax assets	8	150,600	150,114
Investments	13, 27	149,410	134,478

		4,871,617	5,069,821
Current assets
Trade and other receivables	15	749,181	844,358
Investments	13, 27	1,202,076	958,524
Cash and cash equivalents	19, 27	754,754	546,928
		2,706,011	2,349,810

Total assets		7,577,628	7,419,631

Current liabilities
Current maturities of long-term debt	16, 17, 19	(10,045)	(79,476)
Trade and other payables	16	(2,461,006)	(2,218,862)
Provisions	16, 18	(52,108)	(28,449)

		(2,523,159)	(2,326,787)
Non-current liabilities
Long-term debt	17, 19, 27	(1,212,191)	(1,302,168)
Deferred tax liabilities	8	(43,496)	(36,655)
Provisions	18	(182,479)	(211,054)
		(1,438,166)	(1,549,877)

Total liabilities		(3,961,325)	(3,876,664)

Net assets		$3,616,303	$3,542,967

Equity
Share capital	20	$81,811	$388,953
Share premium		84,968	1,345,144
Shares held by employee trusts	20	(413,473)	(456,717)
Exchangeable shares	20	431,778	593,025
Retained earnings		638,739	571,574
Other reserves	21	2,789,187	1,098,467

Equity attributable to equity holders of the Parent		3,613,010	3,540,446
Minority interests		3,293	2,521

Total equity		$3,616,303	$3,542,967

The accompanying notes form part of these financial statements. These financial statements were approved by the Board of Directors on March 3, 2006, and were signed on its behalf by:

Charles W. Brady

Martin L. Flanagan

Loren M. Starr

Consolidated Statement of Changes in Equity

$’000	Share capital (Note 20)	Exchangeable shares (Note 20)	Share premium	Shares held by employee trusts (Note 20)	Other reserves (Note 21)	Retained earnings	Minority interests	Total
January 1, 2004	$353,967	$584,387	$1,194,397	$(328,417)	$965,624	$671,540	$673	$3,442,171
(Loss) after taxation	—	—	—	—	—	(36,195)	—	(36,195)
Currency translation differences resulting from change in presentation currency	30,536	48,226	104,752	(32,842)	246,934	47,899	1,312	446,817
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	(158,550)	—	—	(158,550)
Total recognized income and expense attributable to equity holders of the Parent	30,536	48,226	104,752	(32,842)	88,384	11,704	1,312	252,072

Total equity before transactions with owners	384,503	632,613	1,299,149	(361,259)	1,054,008	683,244	1,985	3,694,243
Share-based payment charge	—	—	—	—	—	24,011	—	24,011
Dividends	—	—	—	—	—	(135,681)	—	(135,681)
Exercise of options	705	—	7,234	—	(44)	—	—	7,895
Acquisition of subsidiary	2,839	—	—	—	44,503	—	—	47,342
Acquisition earn-out	2	—	77	—	—	—	—	79
Increase in shares held by employee share ownership trusts	—	—	—	(95,458)	—	—	—	(95,458)
Conversion of exchangeable shares into ordinary shares	904	(39,588)	38,684	—	—	—	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	536	536
December 31, 2004	$388,953	$593,025	$1,345,144	$(456,717)	$1,098,467	$571,574	$2,521	$3,542,967

Adoption of IAS 32/39 on January 1, 2005	—	—	—	—	29,100	—	—	29,100
Profit after taxation	—	—	—	—	—	212,240	—	212,240
Currency translation differences resulting from change in presentation currency	(37,534)	(69,113)	(129,831)	43,244	(304,381)	(63,517)	(376)	(561,508)
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	450,479	—	—	450,479
Gains/losses on available for-sale assets	—	—	—	—	5,371	—	—	5,371
Tax taken to/recycled from equity	—	—	—	—	8,151	—	—	8,151
Total recognized income and expense attributable to equity holders of the Parent	(37,534)	(69,113)	(129,831)	43,244	188,720	148,723	(376)	143,833

Total equity before transactions with owners	351,419	523,912	1,215,313	(413,473)	1,287,187	720,297	2,145	3,686,800
Share-based payment charge	—	—	—	—	—	52,560	—	52,560
Dividends	—	—	—	—	—	(134,118)	—	(134,118)
Exercise of options	512	—	7,274	—	(66)	—	—	7,720
Acquisition earn-out	154	—	2,039	—	—	—	—	2,193
Conversion of exchangeable shares into ordinary shares	717	(92,134)	91,417	—	—	—	—	—
Redenomination of share capital (Note 20)	(270,991)	—	(1,231,075)	—	1,502,066	—	—	—
Total amounts attributable to minority interests	—	—	—	—	—	—	1,148	1,148

December 31, 2005	$81,811	$431,778	$84,968	$(413,473)	$2,789,187	$638,739	$3,293	$3,616,303

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

Year-ended December 31, $’000	Notes	2005	2004
Operating profit		$424,559	$87,325
Depreciation, amortization and goodwill impairment	4	94,463	92,522
Interest paid		(88,210)	(85,331)
Interest received		17,389	11,927
Other investment (loss)/income		(15,411)	14,016
Taxation paid		(118,789)	(133,113)
Decrease in receivables		60,994	95,763
(Decrease)/Increase in payables		(31,524)	151,872
Loss on disposal of property, equipment and software		3,796	1,003
Gain on disposal of long-term investments		(520)	(12,004)
Decrease/(Increase) in current investments		122,362	(18,581)

Net cash inflow from operating activities		469,109	205,399

Investing:
Purchase of property and equipment		(38,179)	(51,633)
Disposal of property and equipment		2,184	1,050
Purchase of long-term investments		(25,389)	(45,204)
Disposal of long-term investments		38,641	42,671
Acquisitions of businesses, net of cash acquired of $4.8 million	3	—	(72,284)
Disposal of business, including cash of $0.6 million	3	53,640	18,400

Net cash inflow/(outflow) from investing activities		30,897	(107,000)

Financing:
Issues of ordinary share capital		7,720	7,895
Purchases of shares held by employee share ownership trusts		—	(95,458)
Dividends paid	9	(134,118)	(135,681)
Credit facility, net	17, 19	(81,000)	(79,000)
Issuance of senior notes	17, 19	—	496,087
Repayment of senior notes	17, 19	(79,476)	(320,524)

Net cash outflow from financing activities		(286,874)	(126,681)

Increase/(Decrease) in cash and cash equivalents	19	$213,132	$(28,282)
Foreign exchange movement on cash and cash equivalents		(5,306)	11,884
Cash and cash equivalents, beginning of year		546,928	563,326

Cash and cash equivalents, end of year		$754,754	$546,928

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

Note 1. Accounting Policies

CORPORATE INFORMATION

The separate financial statements of AMVESCAP PLC (Parent) and the consolidated financial statements of the Parent and all of its controlled subsidiaries (company) for the year-ended December 31, 2005, were authorized for issue in accordance with a resolution of the directors on March 3, 2006. The Parent is incorporated and domiciled in the United Kingdom. Its shares are publicly traded. The principal activities of the company are described in Note 5. The principal accounting policies that are presented below are applicable to both the company and the Parent.

BASIS OF ACCOUNTING AND CONSOLIDATION

The financial statements consolidate the financial statements of the Parent and all of its controlled subsidiaries. Control is achieved where the Parent has the power to govern the financial and operating policies of the subsidiary so as to obtain the benefits from its activities. No statement of income is presented for the Parent as permitted by S230 of the Companies Act 1985. The financial statements have been prepared in accordance with International Financial Reporting

Standards (IFRS) and the Companies Act 1985. Previously, the company followed generally accepted accounting practice in the U.K. (U.K. GAAP), which included standards issued by the U.K. Accounting Standards Board and the pronouncements of its Urgent Issues Task Force, and also the Companies Act 1985. The disclosures required by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” concerning the January 1, 2004 transition from U.K. GAAP to IFRS are given in Note 2.

IFRS comprise standards and interpretations approved by the International Accounting Standards Board and its predecessors, all of which have been approved by the European Commission at the current date, with the exception of the amendments to International Accounting Standard (IAS) 21, “The effects of changes in foreign exchange rates,” and IFRIC 8, “Scope of IFRS 2.” On September 1, 2005, the company adopted the amendment to IAS 39, “Fair value option,” and formally designated its investments on behalf of deferred compensation plans and its linked policyholder assets as Fair Value Through Profit and Loss investments. The fair value of these investments on the designation date was $1.0 billion. Under U.K. GAAP, the linked policyholder assets were classified as a receivable. The company continues to monitor the development of new accounting standards and interpretations that were not effective at December 31, 2005. It is not currently anticipated that the adoption of these standards and interpretations will have a material impact on the financial statements.

The company has changed its presentation currency from sterling to U.S. dollars with effect from December 31, 2005. The comparative figures have been presented in U.S. dollars applying the exchange rates outlined in Note 29. On December 8, 2005, the Parent redenominated its share capital from sterling to U.S. dollars and changed its functional currency from sterling to U.S. dollars. The U.S. dollar more accurately reflects the currency of the underlying operations and financing of the Parent. See Note C to the Parent financial statements for additional information.

The financial statements have been prepared primarily on the historical cost basis; however certain items are presented using other bases such as fair value and recoverable amounts, where such treatment is appropriate. The financial statements of subsidiaries are prepared for the same reporting year as the Parent and use consistent accounting policies, which, where applicable, have been adjusted to IFRS from local generally accepted accounting principles or reporting regulations. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Minority interests represent the interests in certain entities within the company over which the company has control, but of which the company does not own all of the share capital.

In preparing the financial statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

ACQUISITION ACCOUNTING

On acquisition, the assets, liabilities and contingent liabilities, if reliably measurable, of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of the acquisition over the fair values of the identifiable net assets acquired attributable to the company is recognized as goodwill. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. The results of entities acquired or sold during the year are included from or to the date control changes.

GOODWILL

Goodwill represents the excess of the cost over the identifiable net assets of businesses acquired and is recorded in the functional currency of the acquired entity. Goodwill is recognized as an asset and is reviewed for impairment annually. The recoverable amounts of each cash generating unit (the lowest group of identifiable assets that generate independent cash flows) are compared to its carrying amount to determine if impairment results. The recoverable amount of a cash generating unit is the higher of the fair value less costs to sell of the cash generating unit or its value-in-use (VIU).

Transaction data for similar assets within the asset management industry are obtained from an external valuations consultant and are used to assess the fair value less costs to sell as part of the annual goodwill impairment test. Key assumptions made in determining the fair value less costs to sell include an analysis of the purchase prices paid for similar acquisitions in the asset management industry as a multiple of the revenue streams acquired. These key assumptions reflect past acquisition experiences within the company and are applied to the cash generating units to arrive at an estimate of the fair value less costs to sell of the cash generating units.

VIU is calculated by first determining the estimate of future cash flows to be generated by the cash generating unit and then applying a discount rate equivalent to the company’s weighted average cost of capital, adjusted for risks specific to the cash generating unit. VIU calculations are based on the cash generating unit’s most recent budgets and (up to) five-year projections. Extrapolations are then made to the projections assuming declining growth rates on cash flow throughout the estimated life of the goodwill. Any impairment is recognized in the income statement and is not subsequently reversed.

On disposal of a business, the attributable amount of goodwill is included in the determination of profit or loss. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous U.K. GAAP amounts. Prior to 1998, goodwill was charged directly to other reserves. The goodwill has not been restated, and will not be included in determining any subsequent profit or loss on disposal.

INTANGIBLE ASSETS

Management contract intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date) and are amortized and recorded as operating expenses on a straight-line basis over their useful lives, usually seven to ten years. Purchased software is capitalized where the related costs can be measured reliably, and it is probable that the asset will generate future economic benefits, and amortized into operating expenses on a straight-line basis over its useful life, usually three to seven years.

REVENUE

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, VAT and other sales-related taxes. Revenue is recognized when services have been provided, it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. Revenue represents management, distribution, transfer agent and other fees. Revenue is generally accrued over the period for which the service is provided, or in the case of performance-based management fees, when the contractual performance criteria have been met. Management fee revenues are derived from providing professional expertise to manage client accounts and include fees received from institutional advisory contracts and retail mutual funds, unit trusts, investment companies with variable capital and investment trusts. Management fees vary in relation to the level of client assets managed, and in certain cases are also based on investment performance. Distribution fees include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. Transfer agent fees are service fees charged to cover the expense of transferring shares of a mutual fund or units of a unit trust into the investor’s name. Other fees include trading fees derived from generally non-recurring security or investment transactions and fees earned from the company’s banking subsidiaries, such as interest earned from balances available on demand from clients and credit institutions and commissions earned from derivative instruments. Distribution fees, service fees and advisory fees that are passed through to external parties are presented separately from total revenues to arrive at Net Revenues on the income statement.

Interest income is accrued on cash and other interest-generating financial assets using the effective interest method.

Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established.

DEFERRED SALES COMMISSIONS

Mutual fund shares sold without a sales commission at the time of purchase are commonly referred to as “B shares.” B shares typically have an asset-based fee (12b-1 fee) that is charged to the fund over a period of years and a contingent deferred sales charge (CDSC). The CDSC is an asset-based fee that is charged to investors that redeem B shares during a stated period. Commissions paid at the date of sale to brokers and dealers for sales of mutual funds that have a CDSC are capitalized and amortized over a period not to exceed the redemption period of the related fund (generally up to six years).

The company’s Canadian business participates in a funding arrangement with a bank whereby certain future revenue streams from asset-based and deferred redemption fees for each class B equivalent security are sold to the bank by a fund distribution entity unaffiliated with the company. The purchase price paid by the fund distribution entity for the revenue stream associated with any particular security under this arrangement is equal to a percentage of the price at which that security is sold. In return, the bank pays the B-share commissions to the Canadian financial advisors and brokers. There is no recourse to the company with respect to the proceeds from these programs. Under this arrangement, no commissions are capitalized or amortized as the transactions are financed through parties external to the company.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment includes owned property, computer hardware and other equipment and is stated at cost less accumulated depreciation and any impairment in value. Depreciation is provided on property and equipment at rates calculated to write off the cost, less estimated residual value, of each asset evenly over its expected useful life: owned buildings over 50 years, leasehold improvements over the shorter of the lease term or useful life of the improvement; computers and other various equipment between three and seven years.

IMPAIRMENT OF ASSETS EXCLUDING GOODWILL

The carrying amounts of assets excluding goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. At each reporting date, an assessment is made for any indication of impairment. If an indication of impairment exists, and if the recoverable amounts (the higher of the fair value less costs to sell or value-in-use) are estimated to be less than the carrying amounts, then the carrying amounts are reduced to their recoverable amounts, and an impairment charge is recognized immediately. The company uses the fair value less costs to sell in determining recoverable amounts. Where an impairment subsequently reverses, the carrying amounts of the assets and equity are increased to the revised estimate of their recoverable amounts, limited to the original carrying amounts less subsequent amortization or depreciation.

INVESTMENTS

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the company commits to buy or sell the asset. As explained in Note 2, the company has not applied IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” to the 2004 comparative financial statements included herein. Accordingly, the investment balances in the 2004 comparative financial statements are included using the policies and disclosures used under U.K. GAAP.

Policy applicable through December 31, 2004:

Long-term investments, including partnership investments, are stated at cost less provisions for any impairment in value. Investments held as current assets are stated at the lower of cost or net realizable value. Gains and losses on investments are recorded within other income and expense in the income statement in the period in which they arise.

Policy applicable from January 1, 2005:

Investments are initially recognized at fair value, adjusted by transaction costs, and are then classified as fair value through profit and loss, available-for-sale, or held-to-maturity. Fair value through profit and loss and available-for-sale investments are measured at fair value. Gains or losses arising from changes in the fair value of fair value through profit and loss investments are included in income, and gains or losses arising from changes in the fair value of available-for-sale investments are recognized in a separate component of equity until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in income. Held-to-maturity investments are measured at amortized cost, taking into account any discounts or premiums. Gains or losses on held-to-maturity investments are recognized in income when the investments are amortized or impaired.

Fair value is determined by reference to an active trading market, using quoted bid prices as of each reporting period end. When a readily ascertainable market value does not exist for an investment (such as the company’s collateralized debt obligations) the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. In certain instances, such as unquoted securities, where the fair values cannot be reliably measured, because the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, the investment is recorded at cost.

DERIVATIVE FINANCIAL INSTRUMENTS

The company does not utilize derivative financial instruments to provide a hedge against interest rate or foreign exchange exposures except in the offshore business, where foreign currency forward and swap contracts are purchased daily to hedge against foreign exchange rate movements during the four-day client money settlement period.

LEASES

Rentals under operating leases, where the lessor retains substantially all the risks and benefits of ownership of the asset, are charged evenly to the income statement over the lease term. Benefits received and receivable as an incentive to enter an operating lease are also spread evenly over the lease term. When an operating lease obligation becomes onerous, a provision is recorded based on the best estimate of the present value of expenditure required to settle the obligation at the balance sheet date net of estimated sublease income.

TAXATION

Tax expense represents the sum of current tax and deferred tax. Current tax is provided on taxable profits based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Deferred income tax is generally provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized.

Deferred tax assets and liabilities are not recognized where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

In respect of temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized, and deferred tax liabilities are recognized where either the timing of the reversal of the temporary difference cannot be controlled or it is probable that the temporary differences will reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set off current tax assets against current tax liabilities.

FOREIGN CURRENCIES

Transactions in foreign currencies (currencies other than the functional currencies of the operation) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Gains and losses arising on retranslation are included in the income statement, with the exception of differences on foreign currency borrowings that provide an effective designated hedge against a net investment in a foreign entity. These differences are taken directly to equity until the disposal of the net investment, at which time they are recognized in the income statement. In the Parent’s financial statements, a fair value hedge is utilized to revalue certain foreign currency investments in subsidiaries, allowing the revaluation of these assets to offset the revaluation of external foreign currency debt in the Parent’s income statement.

The company’s presentation currency and the functional currency of the Parent is U.S. dollars. On consolidation, the assets and liabilities of company subsidiary operations whose functional currencies are currencies other than the U.S. dollar (“foreign operations”) are translated at the rates of exchange ruling at the balance sheet date. Income statement figures are translated at the weighted average rates for the year, which approximate actual exchange rates. Exchange differences arising on the translation of foreign operations’ accounts are taken directly to equity. Goodwill and other fair value adjustments arising on acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at rates of exchange ruling at the balance sheet date.

PENSIONS

For defined contribution schemes, contributions payable in respect of the accounting period are charged to the income statement. For defined benefit schemes, the cost of providing benefits is separately determined for each plan using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. A portion of actuarial gains and losses is recognized through the income statement if the net cumulative unrecognized actuarial gain or loss at the end of the previous reporting period exceeds the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) at that date and 10% of the fair value of any plan assets. The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses, unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to past service cost plus the present value of available refunds and reductions in future contributions to the plan.

DEBT AND FINANCING COSTS

Upon initial recognition, debt balances are recorded at the net of the maturity amounts and any debt issue costs. Finance charges and debt issue costs are accounted for using the effective interest method. Interest charges are recognized in the income statement in the period in which they are incurred.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with a maturity upon acquisition of three months or less. Certain cash and cash equivalents balances that are held to satisfy regulatory liquidity requirements are disclosed as restricted cash. Also included in cash and cash equivalents is cash to facilitate our trust operations and customer transactions in the company’s affiliated funds. In addition, cash balances may not be readily accessible to the Parent due to certain tax adequacy requirements. For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

TRADE AND OTHER RECEIVABLES AND PAYABLES

Trade and other receivables and payables are recorded at their original invoice amounts, less any provision.

PROVISIONS

Provisions are recognized when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

LINKED ASSETS AND LIABILITIES

One of the company’s subsidiaries is an insurance entity, established to facilitate retirement savings plans. Fair value through profit and loss investments and policyholder liabilities held by this business meet the definition of financial instruments and are carried in the balance sheet at fair value. Changes in fair value are recorded in the income statement. The liability to the policyholders is linked to the value of the investments. Management fees earned from policyholder investments are accounted for as described in the company’s revenue accounting policy. Policyholder liabilities are measured in accordance with actuarial principles and guidance.

SHARE-BASED PAYMENT

The company issues equity-settled share-based awards to certain employees, which are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the company’s estimate of shares that will eventually vest. Fair value is measured by use of a stochastic valuation model. The expected life of share-based payment awards used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In accordance with the transition provisions of IFRS, the company has applied this policy to all grants after November 7, 2002, that were unvested as of January 1, 2005.

TREASURY SHARES

Shares held by employee share ownership trusts associated with equity-settled share-based awards that have not vested unconditionally to the company’s employees are valued at cost and are included as deductions from equity.

DIVIDENDS

Final dividends are recognized on the declaration date, which is the date when the dividend is formally approved by shareholders. Interim dividends are recognized when paid.

Note 2. First-Time Adoption of IFRS

The transition date to IFRS from U.K. GAAP was January 1, 2004. IFRS 1, “First-Time Adoption of IFRS,” requires the adoption of IFRS accounting policies at the transition date but allows an entity to make certain elections for exemption from certain requirements of IFRS. The company has used the provisions of IFRS 1 in arriving at its transition date balance sheet amounts as follows:

GOODWILL

The company has not applied IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before January 1, 2004. The company has elected to apply IAS 21, “The Effects of Changes in Foreign Exchange Rates,” retrospectively to all goodwill arising from business combinations that occurred before the transition date to IFRS. Therefore, the carrying amount of the goodwill in the U.K. GAAP balance sheet at December 31, 2003, adjusted to reflect the underlying balances in the local currencies of the acquired entities, has been brought forward into the opening IFRS balance sheet.

PROPERTY AND EQUIPMENT

The company measures the carrying values of all items of property and equipment at their historical cost in accordance with IAS 16, “Property, Plant and Equipment,” on the date of transition and has not elected to use the fair values at the date of transition as the deemed cost.

EMPLOYEE BENEFITS

For defined benefit retirement and post-employment medical schemes, the company has recognized all cumulative actuarial gains and losses at the date of transition to IFRS.

CUMULATIVE TRANSLATION DIFFERENCES

The cumulative translation differences recognized in equity for all foreign operations are deemed to be zero at the transition date to IFRS. The gains or losses upon subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include translation differences accumulating after the date of transition to IFRS.

SHARE-BASED PAYMENT

IFRS 2, “Share-Based Payment” has been applied to equity instruments granted after November 7, 2002, but that were unvested by the transition date. The company has not applied IFRS 2 to grants occurring before November 7, 2002, or to grants after November 7, 2002, that vested before January 1, 2005.

FINANCIAL INSTRUMENTS

The company has not applied IAS 32, “Financial Instruments: Presentation and Disclosure,” and IAS 39, “Financial Instruments: Recognition and Measurement,” to its 2004 comparatives. The impact of these standards is reflected through adjustments to equity at January 1, 2005. In the 2004 comparatives, financial instruments are included using the U.K. GAAP measurement bases.

RECONCILIATIONS FROM U.K. GAAP TO IFRS

The tables below reconcile total shareholders’ funds at January 1, 2004, and December 31, 2004, under U.K. GAAP to total equity under IFRS, and loss after taxation for the year ended December 31, 2004 from U.K. GAAP to IFRS.

Reconciliation of total U.K. GAAP shareholders’ funds to IFRS total equity

$’000	Jan 1, 2004	Dec 31, 2004
U.K. GAAP shareholders’ funds and minority interests	$3,650,225	$3,577,525
IFRS Transition Adjustments:
Goodwill and intangible assets	(230,618)	(31,262)
Shared-based payment	(12,162)	(12,513)
Defined benefit obligation, net	(54,112)	(57,563)
Dividends	93,310	78,643
Other	(4,472)	(11,863)

IFRS total equity	$3,442,171	$3,542,967

Reconciliation of U.K. GAAP loss after taxation to IFRS loss after taxation

$’000	Year ended Dec 31, 2004
U.K. GAAP loss after taxation	$(312,011)
IFRS Transition Adjustments:
Goodwill	279,953
Share-based payment	934
Defined benefit obligation, net	(561)
Sale of business	4,821
Other	(9,090)
FX upon change in presentation to U.S. dollars	295

IFRS loss after taxation	$(35,659)

There were no adjustments to the cash flow statement as a result of the transition from U.K. GAAP to IFRS; rather there were formatting changes to the presentation of the cash flow information. As required by IAS 7, “Cash Flow Statements,” a cash flow statement under IFRS contains three sections of cash flow data: operating, investing and financing. This information is presented to reconcile the movement in cash and cash equivalents during the period. Under U.K. GAAP, the requirements for the presentation of cash flow information include the presentation of different categories of cash flow information, including operating, returns on investments and servicing of finance, taxation, acquisitions and disposals, dividends paid and financing. In addition, the cash flow statement under U.K. GAAP was presented to reconcile the movement in cash that is available within 24 hours without penalty (not cash equivalents or liquid resources) during the period.

IFRS TRANSITION ADJUSTMENTS:

Goodwill and intangible assets. The company has elected to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the company’s balance sheet at January 1, 2004, and the reversal of any amortization charged in 2004. The company has also elected to apply IAS 21, “The Effects of Changes in Foreign Exchange Rates,” retrospectively to its goodwill and intangible asset balances, which were previously recorded in sterling from their respective acquisition dates. The result of this application is that goodwill and intangible assets have been redenominated into their underlying currencies and the non-U.S. dollar balances will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates.

Share-based payment. The company will recognize a charge in the Income Statement for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

Defined benefit obligation, net. The company will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Income Statement, in accordance with the permitted methods of recognition under IAS 19, “Employee Benefits.” As of January 1, 2004, the excess of defined benefit plan liabilities over the fair value of plan assets was $106.8 million.

Sale of business. During 2004, the company disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written-off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1, “First-Time Adoption of IFRS,” goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the income statement upon disposal of the business. This had the effect of increasing the gain previously reported under U.K. GAAP.

Dividends. The company will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

Reclassifications. For disclosure purposes, IFRS requires that certain reclassifications be made to the financial statements that were presented under U.K. GAAP, including the presentation of third-party distribution, service and advisory fees in the income statement separately from total revenues. Certain balance sheet reclassifications were made, including the presentation of the policyholder assets as investments (previously included in receivables), the presentation of software assets as intangible assets (previously included in property and equipment assets) and the separation of deferred tax liabilities from provisions.

Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

The company adopted IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement,” from January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Investments and shareholders’ equity increased by $29.1 million as a result of these changes, primarily arising from the recognition of net unrealized gains on investments classified as available-for-sale. Also as a result of the adoption of IAS 39, a charge of $6.8 million was recorded within loss on sale of assets, investments and foreign exchange in the income statement during 2005. This charge was the result of foreign exchange revaluation of the U.S. dollar senior notes into sterling and was recorded before the change in functional currency from sterling to U.S. dollars. See Notes 1, 6 , 20 and 27 for additional information.

The company has also applied IFRS 4, “Insurance Contracts,” from January 1, 2005, and has reclassified its linked policyholder assets, where they were presented under U.K. GAAP, into investments classified as fair value through profit and loss.

Note 3. Acquisitions and Dispositions

On July 15, 2005, the company completed the sale of the AMVESCAP Retirement business. This business provided administrative, recordkeeping, brokerage, trust and custodial services for retirement plans, individual retirement accounts, and education savings programs and accounts. The company disposed of all rights, title and interests in this business, including all of the issued and outstanding capital of one of its subsidiaries, AMVESCAP Services Inc. The results of this business are included through the closing date of the transaction. The disposal is analyzed as follows:

$’000
Non-current assets	6,165
Current assets, including cash of $0.6 million	9,595
Current liabilities assumed	7,700

23,460
Gain on sale	32,626

Cash consideration	56,086

On March 1, 2004, the company acquired 100% of the voting power over Stein Roe Investment Counsel LLC (Stein Roe) for considera-tion totaling $163.7 million, which includes earn-out provisions of $43.0 million. Goodwill and management contract intangible assets of $157.9 million have been recorded on this acquisition, net cash paid was $68.5 million, and shares were issued in satisfaction of $47.3 million purchase consideration.

From the date of acquisition through the end of 2004, Stein Roe revenues were $30.6 million. If the acquisition had taken place on January 1, 2004, Stein Roe revenues for the year would have been approximately $40 million. Immediately following the acquisition, employees and cost streams were combined with the other businesses in the Private Wealth Management division. It is therefore impracticable to segregate the post acquisition expenses associated with the acquired entity.

The book and fair values of net assets acquired were determined as follows:

$’000	Book value	Fair value adjustments	Fair value
Non-current assets, including acquired goodwill and intangible assets	37,767	(34,500)	3,267
Receivables	3,443	1,173	4,616
Cash	4,823	–	4,823
Payables	(6,941)	–	(6,941)

Net assets	39,092	(33,327)	5,765
Goodwill and intangible assets			157,900

			163,665
Satisfied by:
Issuance of 6.1 million ordinary shares			47,342
Cash paid and provisions established			116,323

Total fair value of net assets			163,665

The value of the share consideration was determined by reference to the fair value of an ordinary share of AMVESCAP PLC at the acquisition date, which was £4.17. Adjustments include the write-off of pre-acquisition goodwill to equity and the establishment of deferred tax assets related to certain creditor balances.

On March 31, 2004, the company completed the sale of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of $11.8 million was recorded within Gain on sale of business in the income statement. The disposal is analyzed as follows:

$’000
Non-current assets sold	2,134
Other costs related to sale	6,736

8,870
Gain on sale	11,831

Consideration (cash of $18.4 million)	20,701

In December 2005, AMVESCAP outsourced its banking operations in Germany and on January 31, 2006, completed the sale of its German banking license. Net assets at December 31, 2005, were $7.1 million. On January 23, 2006, the company announced the acquisition of PowerShares Capital Management LLC (PowerShares). The transaction, subject to certain conditions including approvals from the Board of Directors and the shareholders of PowerShares, is expected to close in the second or third quarter of 2006. The initial purchase consideration is $60 million to be paid on closing. Additional consideration of up to a maximum of $670 million is payable in the future depending on the achievement of various revenue and assets under management growth targets.

Note 4. Additional Operating Expense Information

$’000	2005	2004
Wages and salaries	785,748	743,538
Payroll-related costs	53,136	50,355
Pension costs	73,342	66,516
Benefits costs	41,270	42,720
Share-related compensation	64,280	30,018
Other compensation costs	26,930	33,641

Total Compensation Costs	1,044,706	966,788

The average number of employees of the company during the year was 6,261 (2004: 6,812). Of these totals, 4,593 (2004: 4,824) were employed in North America and the remainder were employed in the U.K., Europe and Asia. Included in operating expenses are the following non-cash charges:

$’000	2005	2004
Depreciation	43,570	51,353
Amortization	34,337	41,169
Goodwill impairment charge	16,556	—

	94,463	92,522

Included in operating expenses in 2005 is a restructuring charge of $75.7 million, related to operational and structural changes made as a result of a review of the business.

$’000, except per share data	2005
Staff termination costs	45,014
Property costs	20,386
Fund rationalization costs	6,936
Other	3,354

Total restructuring charge	75,690
Taxation	(17,439)
Net income charge	58,251

Per share impact	$0.07

The consolidated income statement for 2004 includes a charge of $413.2 million relating to the mutual fund market timing investigations by regulators in the United States. The charge comprised settlement payments and civil penalties of $376.7 million, along with related costs of $36.5 million, primarily additional legal costs associated with the investigations. Previously, when reporting under U.K. GAAP, the settlement charge was included in exceptional items totaling $450.2 million. The exceptional items, as reported in 2004, also included $37.0 million primarily relating to estimates of lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. These items have been reclassified into operating expenses in 2005.

Cash paid in 2005 related to the restructuring charge was $14.5 million and relating to the U.S. regulatory settlement was $173.6 million (2004: $237.7 million was paid relating to the U.S. regulatory settlement).

Note 5. Segmental Information

For management reporting purposes prior to the end of 2005, the company was organized into seven operating segments, including a Corporate segment. Each operating segment performed asset management activities. The company generally recorded inter-segment services and transfers as if the services or transfers were provided to third parties at current market prices. Beginning January 1, 2006, management realigned the business to achieve increased efficiencies and does not expect to continue to manage the business under the divisional business structure used in the past, which is presented below.

2005

$’000	AIM U.S.	AIM Canada	INVESCO U.S.	INVESCO U.K.	INVESCO Europe/ Asia	Private Wealth/ Retirement	Total
Operating Profit information
Total Revenues	966,141	592,123	395,056	704,195	112,880	108,823	2,879,218

Net Revenues:
External	737,710	384,148	374,881	485,502	83,747	107,249	2,173,237
Inter-segment	4,323	(10,613)	17,607	(62,774)	42,617	8,840	—
	742,033	373,535	392,488	422,728	126,364	116,089	2,173,237

Operating profit	248,477	210,326	102,041	97,312	(13,009)	(33,404)	611,743
Restructuring charge							(75,690)
Unallocated corporate expenses							(111,494)

Operating profit							424,559
Other net gains							20,661
Interest expense							(85,142)

Profit before taxation							360,078
Taxation							(146,690)

Profit after taxation							213,388

Balance Sheet information
Segment assets	473,985	117,952	928,282	2,930,173	396,651	339,126	5,186,169
Corporate assets							2,391,459

Total assets							7,577,628
Segment liabilities	(211,104)	(74,284)	(351,150)	(1,806,170)	(120,596)	(33,168)	(2,596,472)
Corporate liabilities							(1,364,853)

Total liabilities							(3,961,325)

Other information
Capital additions
Property and equipment	14,787	3,428	439	1,984	2,069	2,026	24,733
Intangible assets	7,406	1,288	1,407	2,901	44	401	13,447

Total capital additions	22,193	4,716	1,846	4,885	2,113	2,427	38,180
Depreciation, amortization and impairment	15,946	6,916	6,191	18,785	2,271	30,185	80,294
Corporate depreciation and amortization							14,169

Total depreciation, amortization and impairment							94,463

Portions of the Retirement division were sold during the year. See Note 3 for further information.

2004

$’000	AIM U.S.	AIM Canada	INVESCO U.S.	INVESCO U.K.	INVESCO Europe/ Asia	Private Wealth/ Retirement	Total
Operating Profit information
Total Revenues	1,064,748	525,981	358,982	555,339	132,467	119,974	2,757,491
Net Revenues:
External	826,797	332,381	344,781	396,149	101,291	123,062	2,124,461
Inter-segment	(14,770)	(12,521)	7,048	(51,093)	41,403	29,933	—
	812,027	319,860	351,829	345,056	142,694	152,995	2,124,461

Operating profit	280,354	174,265	92,930	21,593	6,392	(11,730)	563,804
U.S. regulatory settlement							(413,211)
Unallocated corporate expenses							(63,268)

Operating profit							87,325
Other net gains							32,875
Interest expense							(81,171)

Profit before taxation							39,029
Taxation							(74,688)

Profit after taxation							(35,659)

Balance Sheet information
Segment assets	524,960	178,573	701,587	2,336,233	516,600	334,687	4,592,640
Corporate assets							2,826,991

Total assets							7,419,631
Segment liabilities	(393,560)	(80,612)	(349,818)	(1,224,923)	(253,278)	(26,623)	(2,328,814)
Unallocated corporate liabilities							(1,547,850)

Consolidated total liabilities							(3,876,664)

Other information
Capital additions
Property and equipment	19,367	1,346	1,814	6,831	1,147	2,154	32,659
Intangible assets	12,257	845	1,997	18	384	3,473	18,974

Total capital additions	31,624	2,191	3,811	6,849	1,531	5,627	51,633
Depreciation and amortization	28,328	7,738	7,718	26,267	3,155	16,526	89,732
Corporate depreciation and amortization							2,790

Total depreciation, amortization and impairment							92,522

Geographical analysis of the company’s business, is as follows:

2005

$’000	U.K.	U.S.	Canada	Europe/ Asia	Total
Operating Profit information
Total Revenues	704,195	1,470,020	592,123	112,880	2,879,218
Net Revenues:
External	485,502	1,219,840	384,148	83,747	2,173,237
Inter-segment	(62,774)	30,770	(10,613)	42,617	—

	422,728	1,250,610	373,535	126,364	2,173,237

Balance Sheet information
Segment assets	2,951,600	1,719,966	117,952	396,651	5,186,169
Corporate assets					2,391,459

Total assets					7,577,628
Capital additions
Property and equipment	1,984	17,252	3,428	2,069	24,733
Intangible assets	2,901	9,214	1,288	44	13,447

Total capital additions	4,885	26,466	4,716	2,113	38,180

2004

$’000	U.K.	U.S.	Canada	Europe/ Asia	Total
Operating Profit information
Total Revenues	557,963	1,541,080	525,981	132,467	2,757,491
Net Revenues:
External	398,685	1,292,104	332,381	101,291	2,124,461
Inter-segment	(50,929)	22,047	(12,521)	41,403	—

	347,756	1,314,151	319,860	142,694	2,124,461

Balance Sheet information
Segment assets	2,361,281	1,536,676	178,573	516,110	4,592,640
Unallocated corporate assets					2,826,991

Total assets					7,419,631
Capital additions
Property and equipment	6,831	23,335	1,346	1,147	32,659
Intangible assets	18	17,727	845	384	18,974

Total capital additions	6,849	41,062	2,191	1,531	51,633

Net revenues reflects the geographical segments from which services are provided.

Note 6. Other Income and Expenses

$’000	2005	2004
Investment Income:
Interest receivable	16,705	10,395
Gain on disposal of assets	312	134
Gain from listed investments	1,162	5,014
Gain from unlisted investments	4,440	12,868
Profit of associated companies	740	1,480

	23,359	29,891

Loss on sale of assets investments, and FX:
Loss on disposal of assets	(10,522)	(343)
Loss from unlisted investments	(2,004)	(8,504)
Loss from Taiwan bonds	(11,293)	—
Foreign exchange	(11,505)	—

	(35,324)	(8,847)

The loss on disposal of assets includes $7.2 million that arises from the outsourcing of the defined contribution platform in the U.K.

Note 7. Interest Expense

$’000	2005	2004
Senior notes	62,509	63,452
Credit facility	4,484	5,666
Debt retirement costs	—	5,101
U.S. regulatory settlement*	7,235	2,360
Other	10,914	4,592

	85,142	81,171

*	Interest costs associated with the payment terms of the U.S. regulatory settlement

Note 8. Taxation

$’000	2005	2004
Consolidated income statement
Current Income Tax
Corporation tax for the period	(126,537)	(103,970)
Adjustments in respect of prior periods	(2,933)	(3,372)
Deferred Income Tax
Relating to origination and reversal of temporary differences	(17,880)	35,371
Adjustments in respect of prior periods	660	(2,717)
Income tax expense reported in the consolidated income statement	(146,690)	(74,688)

Total U.K. corporation tax	(18,013)	(2,391)
Total foreign income tax	(128,677)	(72,297)

Income tax expense reported in the consolidated income statement	(146,690)	(74,688)

Consolidated statement of changes in equity
Deferred tax related to additional tax deduction for share-based payment	12,518	—
Deferred tax related to mark-to-market adjustments on available-for-sale investments	(7,497)	—
Current tax related to realized foreign exchange loss	3,130	—

Income tax (expense) benefit reported in equity	8,151	—

A reconciliation between tax expense and the product of accounting profit multiplied by the blended average statutory income tax rate of the company for the years ended December 31, 2005 and 2004 is as follows:

$’000	2005	2004
Accounting profit before tax from continuing operations	360,078	39,029

At blended average statutory income tax rate of 35.12% (2004: 33.42%)	126,456	13,044
Effects of:
Non-deductible investment write-offs	5,622	3,207
Adjustment in respect of prior periods	2,273	6,089
Other permanent items	3,908	(5,602)
Europe and Asia restructuring provisions	9,835	–
Europe and Asia operating losses	10,683	3,439
Previously unrecognized losses	(6,345)	–
Additional tax loss on retirement division sale	(3,955)	–
Net movement in tax reserves	(1,787)	1,111
Non-deductable U.S. regulatory settlement penalties	–	53,400
Income tax expense as reported in the consolidated income statement	146,690	74,688

Our subsidiaries operate in several taxing jurisdictions around the world, each with its own statutory income tax rate. As a result, the blended average statutory income tax rate will vary from year to year depending on the mix of the profits and losses of our subsidiaries. The majority of our profits are earned in the U.S., Canada and the U.K. The current U.K. statutory tax rate is 30%, the Canadian statutory tax rate is 36.12% and the U.S. statutory tax rate can range from 36%–42% depending upon the applicable state tax rate(s).

Deferred income tax at December 31 related to the following:

Deferred Tax Assets

$’000	2005	2004
Deferred compensation arrangements	82,398	42,103
Restructuring accruals	24,513	63,458
Tax losses carried forward	17,803	32,816
Post-retirement medical, pension and other benefits	45,926	48,016
Fixed asset depreciation	7,208	4,618
Investment basis differences	6,275	6,656
Other	13,650	13,508

Ending balance prior to offset	197,773	211,175
Offset within same tax jurisdiction	(47,173)	(61,061)

Net deferred tax assets	150,600	150,114

Deferred Tax Liabilities

$’000	2005	2004
Deferred sales commissions	(28,477)	(39,647)
Intangible asset amortization	(10,421)	(12,031)
Undistributed earnings of subsidiaries	(3,770)	(4,167)
Basis differences on available for sale assets	(7,099)	—
Revaluation reserve	(6,406)	—
Tax reserves	(33,169)	(36,655)
Other	(1,327)	(5,216)

Ending balance prior to offset	(90,669)	(97,716)
Offset within same tax jurisdiction	47,173	61,061

Net deferred tax liabilities	(43,496)	(36,655)
Deferred tax assets net of liabilities	107,104	113,459

Movements on net deferred tax of $(6.4) million comprise a deferred tax expense in the consolidated income statement of $17.2 million less foreign exchange and other reclasses of $5.8 million and $5.0 million reflected in the statement of changes in equity:

Deferred Tax in the statement of changes in equity:

$’000	2005	2004
Deferred tax related to additional tax deduction for share-based payment	12,518	—
Deferred tax related to mark-to-market adjustments on available-for-sale investments	(7,497)	—

	5,021	—

Deferred tax assets and liabilities in the Consolidated Balance Sheet have been offset on a jurisdiction by jurisdiction basis where they relate to income taxes levied by the same taxation authority and there is a legally enforceable right to set off current tax assets against current tax liabilities.

At December 31, 2005, the company had tax loss carryforwards accumulating in certain subsidiaries in the aggregate of $127.5 million (2004: $73.1 million) for which deferred tax has not been recognized as the losses may not be utilized to offset taxable profits elsewhere in the company, and they have arisen in subsidiaries that have not shown a history of taxable profits and/or the amount of the losses is greater than the expected profit in the near future. The tax loss carryforwards at December 31, 2005 will expire as follows:

$’000	2006–2008	2009–2011	After 2011	Unlimited
	5,211	11,179	1,793	109,335

Deferred tax assets of $17.8 million (2004: $32.8 million) have been recognized on tax losses in certain subsidiaries as it is more likely than not that each subsidiary will have taxable profits in the foreseeable future to enable utilization of the amounts recognized.

Deferred tax liabilities are recognized for taxes that would be payable on the unremitted earnings of the company’s non-U.K. subsidiaries, associates, and joint ventures except where there is no intention to distribute subsidiary earnings in the foreseeable future or for associates and joint ventures where profits cannot be distributed without the consent of the parent company. The temporary difference associated with our investment in Canada for which deferred tax liabilities have not been recognized is estimated to be $500.0 million (2004: $470.0 million). If distributed as a dividend, Canadian withholding tax of 5% would apply. For associates and joint ventures, no consent to distribute profits was given as of the balance sheet date.

Deferred tax liabilities in the amount of $3.8 million (2004: $4.2 million) for additional UK tax have been recognized for unremitted earnings of certain subsidiaries that have regularly remitted earnings to the Parent and are expected to continue to remit earnings in the foreseeable future.

There are no adverse income tax consequences to the company related to the payment of dividends by the company to its shareholders.

Note 9. Dividends

$’000	2005	2004
Declared and paid during the year:
Final dividend in respect of 2004, 5.0p per share (2003: 6.5p)
Ordinary shares	72,408	96,312
Exchangeable shares	2,573	3,496
Final dividend paid	74,981	99,808

Interim dividend paid in respect of 2005, 4.0p per share (2004: 2.5p)
Ordinary shares	57,162	34,555
Exchangeable shares	1,975	1,318
Interim dividend paid	59,137	35,873

Total dividend paid	134,118	135,681

Proposed for approval at AGM (not recognized as a liability at Dec 31):
Final proposed in respect of 2005, 5.5p per share (2004: 5.0p)
Ordinary shares	76,308	75,943
Exchangeable shares	2,163	2,702

Final dividend proposed	78,471	78,645

Up to and including the 2005 final dividend, dividends were declared in sterling. The final dividend proposed will not equal the final dividend paid due to foreign exchange rate movement and changes in the number of shares over which the dividend is ultimately paid.

The trustees of the Employee Share Option Trust waived dividends amounting to $3.1 million in 2005 (2004: $3.2 million).

Note 10. Earnings per Share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

The calculation of earnings per share is as follows:

‘000	Profit/(loss) attributable to equity holders of the parent	Number of shares	Per share amount
2005
Basic earnings per share	$212,240	793,958	$0.27
Dilutive effect of options	—	11,105

Diluted earnings per share	$212,240	805,063	$0.26

2004
Basic and diluted earnings per share	$(36,195)	802,160	$(0.05)

Profit before the restructuring charge in 2005 and the U.S. regulatory settlement in 2004 is a more appropriate basis for the calculation of earnings per share because this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

‘000	Profit before the restructuring charge	Number of shares	Per share amount
2005
Basic earnings per share	$270,491	793,958	$0.34
Dilutive effect of options	—	11,105

Diluted earnings per share	$270,491	805,063	$0.34

‘000	Profit before the U.S. regulatory settlement	Number of shares	Per share amount
2004
Basic earnings per share	$281,978	802,160	$0.35
Dilutive effect of options	—	4,527

Diluted earnings per share	$281,978	806,687	$0.35

Profit/(loss) attributable to equity holders of the Parent and diluted earnings per share are reconciled to profit and earnings per share before the restructuring charge in 2005 and the U.S. regulatory settlement charges in 2004 as follows:

$’000, except per share data	Profit/(loss)	Diluted earnings per share
2005
Profit attributable to equity holders of the Parent	$212,240	$0.26
Restructuring charge	75,690	0.09
Tax benefit resulting from restructuring charge	(17,439)	(0.02)
Other adjustments	—	0.01

Profit before the restructuring charge	$270,491	$0.34

2004
Loss attributable to equity holders of the Parent	$(36,195)	$(0.05)
U.S. regulatory settlement	413,211	0.51
Tax benefit resulting from U.S. regulatory settlement charge	(95,038)	(0.11)

Profit before the U.S. regulatory settlement charge	$281,978	$0.35

Note 11. Goodwill

$’000
January 1, 2004	3,984,878
Acquisition	125,842
Other adjustments	(7,660)
Reduction in earn-out provisions	(49,517)
Foreign exchange	263,848

December 31, 2004	4,317,391

Impairment charge recognized during the year	(16,556)
Other adjustments	7,440
Reduction in earn-out provisions	(1,082)
Foreign exchange	(93,545)

December 31, 2005	4,213,648

Goodwill acquired through business combinations is allocated to the following segments, which are also considered cash generating units for impairment testing:

$’000	2005	2004
Cash Generating Unit:
AIM U.S.	228,611	228,611
AIM Canada	1,519,394	1,436,925
INVESCO U.S.	454,501	460,411
INVESCO U.K.	1,547,143	1,700,819
INVESCO Europe/Asia	245,197	255,841
Private Wealth Management	218,802	234,784

	4,213,648	4,317,391

Acquisitions completed by AMVESCAP are generally unique to one cash generating unit and have resulting goodwill allocated to directly to the cash generating unit. In certain cases acquisitions have occurred that have involved more than one cash generating unit. In these cases, the goodwill is allocated to the cash generating units by the percentage of revenue that the unit will obtain compared to the total revenue acquired. By using a percentage of revenue, the goodwill will be matched to the cash generating unit’s economic benefits received from the acquisition.

The 2005 goodwill impairment review was based on fair value less costs to sell for all cash generating units except Private Wealth Management, which was based on value-in-use. The impairment review methodology employed is presented in Note 1. As a result of the 2005 goodwill impairment review, the company recognized a non-cash goodwill impairment charge of $16.6 million ($10.4 million after tax, or $0.01 per share) included in General and Administrative costs on the income statement related to the Private Wealth Management business. The key assumptions used to determine the fair value of the Private Wealth Management business included: a) cash flow periods of 20 years (the assumed useful life of the goodwill); and b) a discount rate of 12%, which was based upon the company’s weighted average cost of capital, adjusted for the risks associated with the operations. A variance in the discount rate could have a significant impact on the amount of the goodwill impairment charge recorded. For example, a 1% increase in the discount rate would have caused an increase in the goodwill impairment charge of approximately $31 million. A 1% decrease in the discount rate would have resulted in no impairment.

Note 12. Intangible Assets

Intangible assets are comprised of purchased software and management contract intangible assets that arose from prior acquisitions of subsidiaries. Amortization of software intangible assets is included within Technology/telecommunications in the income statement. Amortization of management contract intangible assets is included within General and Administrative costs in the income statement.

$’000	Software	Management Contract Intangibles	Total
Cost:
January 1, 2004	201,867	58,431	260,298
Foreign exchange	5,267	490	5,757
Additions	18,974	—	18,974
Business acquisition	—	32,058	32,058
Disposals	(2,116)	—	(2,116)
Other adjustments	1,143	1,143
December 31, 2004	223,992	92,122	316,114

Accumulated amortization:
January 1, 2004	(133,940)	(11,064)	(145,004)
Foreign exchange	(1,635)	(150)	(1,785)
Provided during the year	(32,299)	(8,870)	(41,169)
Disposals	1,713	—	1,713
December 31, 2004	(166,161)	(20,084)	(186,245)

Net book value:
December 31, 2004	57,831	72,038	129,869

Cost:
January 1, 2005	223,992	92,122	316,114
Foreign exchange	(4,731)	(722)	(5,453)
Additions	13,447	—	13,447
Business disposition	(16,853)	—	(16,853)
Disposals	(7,739)	—	(7,739)
December 31, 2005	208,116	91,400	299,516

Accumulated amortization:
January 1, 2005	(166,161)	(20,084)	(186,245)
Foreign exchange	2,542	126	2,668
Provided during
the year	(24,980)	(9,357)	(34,337)
Business disposition	13,003	—	13,003
Disposals	4,366	—	4,366
December 31, 2005	(171,230)	(29,315)	(200,545)

Net book value:
December 31, 2005	36,886	62,085	98,971

Note 13. Investments

NON-CURRENT INVESTMENTS

$’000	2005	2004
Available-for-sale investments:
Partnerships	31,254	18,717
Collateralized debt obligations	48,520	35,751
Seed money in affiliated mutual funds/products	37,532	26,009
Treasury/government agency securities	3,820	4,345
Other	8,304	6,492
Fair value through profit and loss investments:
Investments held on behalf of deferred compensation plans	8,782	32,942
Held to maturity investments:
Treasury/governmental agency securities	11,198	10,222
Total non-current investments	149,410	134,478

Listed	24,276	25,522
Unlisted	125,134	108,956

	149,410	134,478

CURRENT INVESTMENTS

$’000	2005	2004
Available-for-sale investments:
Bank liquidity investments	—	93,641
Seed money in affiliated mutual funds/products	25,106	29,348
Treasury/governmental agency securities	1,280	11,565
Fair value through profit and loss investments:
Assets held for policyholders	1,170,804	796,384
Other	2,904	24,587
Held to maturity investments:
Treasury/governmental agency securities	1,982	2,999
Total current investments	1,202,076	958,524

Listed	22,345	110,871
Unlisted	1,179,731	847,653

	1,202,076	958,524

As discussed in Note 2, the company adopted IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement,” from January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. The disclosures above reflect the 2004 U.K. GAAP balances in the IFRS formats.

At December 31, 2004 the fair value of available-for-sale investments was $254.8 million. During 2005, fair value movements on available-for-sale investments were $5.4 million and were recorded as movements in equity. As discussed in Note 1, the fair values of collateralized debt obligations are determined using discounted cash flow analyses. An increase or decrease in the discount rate of 1% could change the valuation of the collateralized debt obligations by $1.3 million. The fair value of long-term held to maturity investments is $11.1 million at December 31, 2005 (2004: $10.4 million). The fair value of short-term held to maturity investments is $2.0 million at December 31, 2005 (2004: $3.0 million).

Note 14. Property and Equipment

$’000	Technology and other equipment	Freehold Land and buildings	Total
Cost:
January 1, 2004	482,876	97,142	580,018
Foreign exchange	13,915	8,172	22,087
Additions	32,553	106	32,659
Business acquisition	3,268	—	3,268
Disposals	(16,913)	—	(16,913)
December 31, 2004	515,699	105,420	621,119

Accumulated depreciation:
January 1, 2004	(342,224)	(4,189)	(346,413)
Foreign exchange	(12,123)	492	(11,631)
Provided during the year	(48,567)	(2,786)	(51,353)
Disposals	15,265	—	15,265
December 31, 2004	(387,649)	(6,483)	(394,132)

Net book value:
December 31, 2004	128,050	98,937	226,987

$’000	Technology and other equipment	Freehold Land and buildings	Total
Cost:
January 1, 2005	515,699	105,420	621,119
Foreign exchange	(10,623)	(9,297)	(19,920)
Additions	24,733	—	24,733
Business disposition	(18,767)	—	(18,767)
Disposals	(17,050)	(7,355)	(24,405)
December 31, 2005	493,992	88,768	582,760

Accumulated depreciation:
January 1, 2005	(387,649)	(6,483)	(394,132)
Foreign exchange	9,846	691	10,537
Provided during the year	(41,915)	(1,655)	(43,570)
Business disposition	16,801	—	16,801
Disposals	7,648	—	7,648
December 31, 2005	(395,269)	(7,447)	(402,716)

Net book value:
December 31, 2005	98,723	81,321	180,044

Note 15. Trade and Other Receivables

$’000	2005	2004
Unsettled fund receivables	411,998	245,489
Trade receivables	196,728	213,091
Prepayments	57,524	85,689
Accrued income	38,702	34,662
Customer and counterparty receivables	1,383	165,423
Other receivables	42,846	100,004

	749,181	844,358

Note 16. Current Liabilities

$’000	2005	2004
Policyholder liabilities	1,170,804	796,384
Unsettled fund payables	423,805	239,796
Accruals and other liabilities	324,501	449,354
Customer and counterparty payables	234,484	464,251
Compensation and benefits	225,113	184,772
Trade payables	75,428	74,144
Current provisions	52,108	28,449
Current maturities of long-term debt	10,045	79,476
Corporation tax payable	6,871	10,161

	2,523,159	2,326,787

As discussed in Note 1, policyholder liabilities are marked to their market value and are held as fair value through profit and loss financial liabilities.

Note 17. Long-Term Debt

$’000	2005 Book Value	2005 Fair Value	2004 Book Value	2004 Fair Value
Senior notes:
US$79.5 million due May 16, 2005 at 6.6%	—	—	79,476	80,575
US$300 million due January 15, 2007 at 5.9%	299,410	302,055	298,741	306,350
US$300 million due December 15, 2009 at 4.5%	297,854	291,891	297,856	296,241
US$350 million due February 27, 2013 at 5.375%	346,698	345,587	346,234	351,518
US$200 million due December 15, 2014 at 5.375%	198,229	196,215	198,231	193,847
US$10 million due December 15, 2006 at 6.875%	10,045	10,170	10,106	10,315
US$900 million credit facility expiring March 31, 2010	70,000	70,000	151,000	151,000

Total debt	1,222,236	1,215,918	1,381,644	1,389,846
Less: current maturities of long-term debt	(10,045)	(10,170)	(79,476)	(10,315)

Total long-term debt	1,212,191	1,205,748	1,302,168	1,379,531

The credit facility provides for borrowings of various maturities and contains certain conditions. Financial covenants under the credit agreement include the quarterly maintenance of a debt/EBITDA ratio of not greater than 3.25:1.00 and a coverage ratio of not less than 4.00:1.00 (EBITDA/interest payable for the four consecutive fiscal quarters ended before the date of determination). Interest is payable on the credit facility based upon LIBOR, Prime, Federal Funds or other bank-provided rates in existence at the time of each borrowing.

ANALYSIS OF BORROWINGS:

$’000	2005	2004
Less than one year	10,045	79,476
Between one and three years	299,410	308,847
Between three and five years	367,854	297,856
Thereafter	544,927	695,465

Total debt	1,222,236	1,381,644

Note 18. Provisions

$’000	Acquisition	Defined benefit obligation	Leases and other	Total
January 1, 2005
Current	11,845	—	16,604	28,449
Non-current	49,592	117,137	44,325	211,054

	61,437	117,137	60,929	239,503
Cash paid	(7,569)	(272)	(11,456)	(19,297)
Reduction in earn-out provisions	(3,136)	—	—	(3,136)
German bank pension	—	11,125	—	11,125
Discount rate unwinding	—	—	1,703	1,703
Provisions released	—	—	(2,095)	(2,095)
Provisions established	—	8,546	10,581	19,127
Other adjustments	—	(904)	(1,194)	(2,098)
Foreign exchange	(1,530)	(6,986)	(1,729)	(10,245)

December 31, 2005	49,202	128,646	56,739	234,587

Current	17,394	23,465	11,249	52,108
Non-Current	31,808	105,181	45,490	182,479

Total	49,202	128,646	56,739	234,587

Expected timing of payments for provisions is as follows:

$’000	Total	Less than 1 year	1–3 years	3–5 years	Thereafter
Acquisition provisions	49,202	17,394	31,808	—	—
Defined benefit obligation	128,646	23,465	2,490	2,119	100,572
Leases and other	56,739	11,249	16,881	9,646	18,963

Total	234,587	52,108	51,179	11,765	119,535

Acquisition provisions consist of a $35.7 million earn-out provision established for the acquisition of Stein Roe. The earn-out provision will be released annually through the third anniversary of the closing in 2007 and will be satisfied by the issuance of shares and the payment of cash. Also included in acquisition provisions is $4.6 million remaining on a retention provision established at the time of the acquisition of National Asset Management, which is expected to be settled in cash during 2006. The acquisition of the real estate asset management business of Hypo und Vereinsbank in 2003 resulted in the recognition of a $5.9 million deferred acquisition provision, to be paid in 2006.

The company operates defined benefit schemes for qualifying employees of its subsidiaries in the U.K., Ireland, Germany, Taiwan and the U.S. The company also operates a post-retirement medical plan in the U.S. See Note 24 for additional details.

Lease provisions of $53.7 million at December 31, 2005, consist of an estimate of the costs associated with onerous leases resulting from excess office space in the U.S. and the U.K. The provisions reflect calculations of the lease payments in excess of the expected sublease proceeds over the remaining lives of the leases. Other provisions of $3.1 million include amounts established to meet various client claims.

Note 19. Analysis of Cash, Cash Equivalents and Net Debt

$’000	January 1	Cash flow	Non-cash changes and translation	December 31
2005
Net cash:
Total cash	546,928	213,132	(5,306)	754,754
Less: cash equivalents	(151,546)	(114,146)	695	(264,997)

	395,382	98,986	(4,611)	489,757
Client cash*	(290,333)	23,671	541	(266,121)

	105,049	122,657	(4,070)	223,636
Cash equivalents	151,546	114,146	(695)	264,997
Debt due within one year	(79,476)	79,476	(10,045)	(10,045)
Debt due after more than one year	(1,302,168)	81,000	8,977	(1,212,191)
Finance leases	(170)	—	53	(117)

Net Debt	(1,125,219)	397,279	(5,780)	(733,720)

2004
Net cash:
Total cash	563,326	(28,282)	11,884	546,928
Less: cash equivalents	(153,468)	10,747	(8,825)	(151,546)
Bank overdraft	(397)	497	(100)	—

	409,461	(17,038)	2,959	395,382
Client cash*	(291,707)	2,086	(712)	(290,333)

	117,754	(14,952)	2,247	105,049
Cash equivalents	153,468	(10,747)	8,825	151,546
Debt due within one year	—	320,524	(400,000)	(79,476)
Debt due after more than one year	(1,283,655)	(417,087)	398,574	(1,302,168)
Finance leases	(13)	—	(157)	(170)

Net Debt	(1,012,446)	(122,262)	9,489	(1,125,219)

*	Client cash includes deposits in subsidiary trust institutions as well as cash held by certain distributor subsidiaries to facilitate customer transactions in the company’s affiliated funds. In addition, certain cash balances may not be readily accessible to the Parent due to certain tax and adequacy requirements.

Included in cash and cash equivalents at December 31, 2005, is $0.5 million (2004: $0.6 million) that is not available for general use by the company due to regulatory net capital restrictions required in certain subsidiary locations.

Note 20. Called Up Share Capital and Exchangeable Shares

ORDINARY SHARES

	2005		2004
‘000	Number	Book Value	Number	Book Value
Authorized ordinary shares of 10 cents each (2004: 25 pence each)	1,050,000	$105,000	1,050,000	$503,790

Allotted, called up and fully paid ordinary shares of 10 cents each (2004: 25 pence each)	818,107	$81,811	810,657	$388,953
Authorized and issued deferred sterling shares of £1 each	50	$87	—	$—

Effective December 8, 2005, the ordinary share capital of the Parent was redenominated from 25 pence per share to 10 cents per share implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act 1985. Following Court approval, the sterling share capital was reduced to £nil and the related share premium account was cancelled. The credits arising on the Parent’s books were then transferred to a special reserve, converted to U.S. dollars using the foreign exchange rate on the effective date, and applied by the creation of new 10 cent shares. The 10 cent shares were then immediately issued to shareholders in the proportion of one new 10 cent share for every one 25 pence share previously held.

Immediately prior to the reduction of share capital becoming effective, the Parent increased its share capital by £50,000 by the creation of 50,000 deferred sterling shares to ensure that the share capital of the Parent will continue to satisfy the requirements of Section 118 of the Companies Act 1985 that any public company maintain a minimum share capital of £50,000. The deferred sterling shares have no rights to participate in the profits of the Parent, no rights to attend or to vote at any general meetings and will have no rights to any assets of the Parent upon a winding up.

As of December 31, 2005, unissued ordinary shares are reserved for the following purposes:

	Shares	Prices	Last expiry date
Options arising from acquisitions	1,018,144	66p–1366p	Feb 2010
Conversion of exchangeable shares	22,648,116	—	Dec 2009
Subscription agreement (options) with the Employee Share Option Trust	46,388,530	25p–1680p	Apr 2013
Options granted under the AMVESCAP 2000 Share Option Plan	81,678,490	319.25p–1440p	Dec 2015
Options granted under Sharesave plans	3,554,194	268p–805p	May 2010

EXCHANGEABLE SHARES

The exchangeable shares issued by a subsidiary of the Parent are exchangeable into ordinary shares of the Parent on a one-for-one basis at any time at the request of the holder. They have, as nearly as practicable, the economic equivalence of the Parent’s ordinary shares, including the same voting and dividend rights as the ordinary shares. The Parent can redeem all outstanding exchangeable shares for ordinary shares after December 31, 2009, or earlier if the total number of exchangeable shares falls below 5 million.

The exchangeable shares are included as part of share capital in the consolidated balance sheet to present a complete view of the company’s capital structure, as they are economically equivalent to, and will become, ordinary shares.

Movements in ordinary and exchangeable shares comprise:

	Number of ordinary shares	Exchangeable shares
January 1, 2004	801,057,775	30,118,727
Exercises of share options	1,425,974	—
Acquisitions and acquisition earn-outs	6,202,445	—
Converted from exchangeable shares into ordinary shares	1,970,611	(1,970,611)

December 31, 2004	810,656,805	28,148,116
Exercises of share options	1,442,532	—
Acquisitions and acquisition earn-outs	507,562	—
Converted from exchangeable shares into ordinary shares	5,500,000	(5,500,000)

December 31, 2005	818,106,899	22,648,116

SHARES HELD BY EMPLOYEE TRUSTS

Shares held by employee trusts represent the holdings of the ordinary shares of AMVESCAP PLC by its employee share ownership trusts.

Movements in shares held by employee trusts comprise:

Number
January 1, 2004	30,263,615
Purchases of ordinary shares	15,224,640

December 31, 2004	45,488,255
Purchases of ordinary shares	—

December 31, 2005	45,488,255

The market price of ordinary shares at the end of 2005 was 442 pence. The total market value of shares held by employee trusts was $349,177,000 on December 31, 2005 (2004: $280,018,000).

Note 21. Other Reserves

Movements in other reserves of the company comprise:

$’000	Tax reserve	Warrant reserve	Capital redemption reserve	Currency reserve	Merger reserve	Goodwill and other reserves	Special reserve	Revaluation reserve	Total other reserves
January 1, 2004	—	6,063	7,055	—	2,849,750	(1,897,244)	—	—	965,624
Currency translation differences resulting from change in presentation currency	—	521	605	—	245,808	—	—	—	246,934
Currency translation differences on investments in overseas subsidiaries	—	—	—	(205,395)	—	46,845	—	—	(158,550)
Exercise of options	—	(44)	—	—		—	—	—	(44)
Acquisition of subsidiary	—	—	—	—	44,503	—	—	—	44,503
December 31, 2004	—	6,540	7,660	(205,395)	3,140,061	(1,850,399)	—	—	1,098,467

Adoption of IAS 32/39 on January 1, 2005	—	—	—	—	—	—	—	29,100	29,100
Currency translation differences resulting from change in presentation currency	—	(631)	(739)	—	(303,011)	—	—	—	(304,381)
Currency translation differences on investments in overseas subsidiaries	—	—	—	494,594	—	(42,566)	—	(1,549)	450,479
Exercise of options	—	(66)	—	—	—	—	—	—	(66)
Gain/losses on available-for-sale assets	—	—	—	—	—	—	—	5,371	5,371
Tax taken/to recycled from equity	8,151	—	—	—	—	—	—	—	8,151
Redenomination of share capital	—	—	—	—	—		1,502,066	—	1,502,066

December 31, 2005	8,151	5,843	6,921	289,199	2,837,050	(1,892,965)	1,502,066	32,922	2,789,187

NATURE AND PURPOSE OF RESERVES

Tax reserve. The tax reserve relates to the future tax benefits associated with share-based payments, net of future tax liabilities related to available-for-sale investment revaluation and current tax benefits for realized foreign exchange losses.

Warrant reserve. The warrant reserve was created in 1997 in connection with the merger with A I M Management Group Inc.

Capital redemption reserve. The capital redemption reserve was created upon the purchase and cancellation of ordinary and special deferred shares prior to 2003.

Currency reserve. The foreign currency translation reserve is used to record exchange differences arising from the translation of foreign currency subsidiaries upon consolidation into the company.

Merger reserve. The merger reserve was created pursuant to Section 133 of the Companies Act 1985 for the excess value over par value of shares issued as consideration for acquisitions of subsidiaries.

Goodwill and other reserves. The goodwill reserve contains goodwill that was created in acquisitions prior to 1998.

Special reserve. The special reserve was created in December 2005 pursuant to the reduction in share capital of the Parent prior to the redenomination of share capital into U.S. dollars.

Revaluation reserve. The revaluation reserve records the fair value changes on available-for-sale investments.

Note 22. Share-Based Payment

EQUITY-SETTLED SHARE PLANS

The company’s share option plans provide for a grant price equal to the quoted market price of the company’s shares on the date of grant. The vesting period is three years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the company before the options vest.

	2005		2004
	Options	Weighted average exercise price (pence)	Options	Weighted average exercise price (pence)
Outstanding at the beginning of period	135,085,180	557.20	135,342,727	578.57
Granted during the period	6,236,043	332.50	13,678,274	321.17
Forfeited during the period	(11,473,877)	621.72	(12,584,626)	567.79
Exercised during the period	(1,088,125)	258.88	(1,351,195)	269.54
Outstanding at the end of the period	128,759,221	543.09	135,085,180	556.60

Exercisable at the end of the period	63,434,589	704.75	69,481,760	710.22

The weighted average fair value of the 2005 awards at the measurement date was 197p. The market price at the end of 2005 was 442p.

The options outstanding at December 31, 2005 had a range of exercise prices from 25p to 1680p, and a weighted average remaining contractual life of 5.79 years.

A long-term incentive plan (LTIP) was established on December 1, 2002, to retain and motivate key executives and the next generation of management of the company. Periodic awards are made under the LTIP, ranging in size up to a maximum of 1.5 million ordinary shares, which vest in installments of one-third in each of the last three years of the plan term (maximum of seven years). Shares allocated under the LTIP are distributed to participants at the end of the respective vesting period.

	2005	2004
	LTIP awards	LTIP awards
Outstanding at the beginning of the period	32,300,000	23,000,000
Granted during the period	150,000	13,300,000
Forfeited during the period	(4,550,000)	(4,000,000)

Outstanding at the end of the period	27,900,000	32,300,000

The share option programs were valued using a stochastic model. The inputs into the model are as follows:

	2005 Options	2004 Options
Weighted average share price	4.38p	3.21p
Weighted average exercise price	4.39p	3.21p
Expected volatility	52.0%	54.6%
Expected life	7.8 years	7.8 years
Risk free rate	4.2%	4.7%
Expected dividends	2.2%	2.9%

Expected volatility was determined by calculating the historical volatility of the company’s share price over the previous five years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The LTIP awards were valued using the Black-Scholes model. The weighted average fair value at the date of grant of the LTIP awards was 3.04p in 2005 (2004: 3.02p).

OTHER SHARE-BASED PAYMENT PLANS

The employee share purchase plans are open to almost all employees and provide for a purchase price equal to the market price on the date of grant, less 15 to 20 percent. The shares can be purchased at the end of the saving contract. The shares can be re-purchased at the end of the 27- to 42-month savings contract. As of December 31, 2005, there are 3,554,194 options to purchase shares outstanding under these programs. Pursuant to these plans, the company granted 1,662,877 options in 2005, at a weighted average share price of £3.10. The fair value of these options was determined using the stochastic valuation model, and the weighted average contractual life of these awards is 1.43 years at December 31, 2005.

The company also offers restricted stock awards to certain employees. There is no discount to the fair value of these awards at their grant date, as dividends accrue directly to the employee recipients. Pursuant to these plans, the company granted 9,992,746 awards in 2005, at a weighted average share price of £4.01.

The company recognized total expenses of $52.6 million and $24.0 million related to equity-settled share-based payment transactions in 2005 and 2004 respectively.

Note 23. Operating Leases

The company leases office space in the majority of its locations of business. Sponsorship and naming rights commitments relate to INVESCO Field at Mile High, a sports stadium in Denver, Colorado. The company’s total future commitments under non-cancelable operating leases are as follows:

	Total		Land and Buildings		Sponsorship and Naming Rights		Other
$’000	2005	2004	2005	2004	2005	2004	2005	2004
Within one year	57,730	70,056	50,877	51,598	6,000	6,000	853	12,458
Within one to three years inclusive	109,765	115,545	97,262	95,031	12,000	12,000	503	8,514
Within three to five years inclusive	86,045	97,708	74,039	79,313	12,000	12,000	6	6,395
In more than five years	247,237	304,942	183,737	226,665	63,500	69,500	—	8,777

	500,777	588,251	405,915	452,607	93,500	99,500	1,362	36,144

Future minimum sublease payments expected to be received	104,403	29,649	104,403	29,649	—	—	—	—

During 2005, the company recognized $53.9 million in operating lease costs in the income statement, including $1.6 million of sublease income (2004: $58.7 million in operating lease costs and $1.4 million of sublease income).

AMVESCAP maintains approximately $31.1 million in letters of credit from a variety of banks. The letters of credit are generally one-year -automatically-renewable facilities and are maintained for various reasons. Approximately $30.3 million of the letters of credit support office lease obligations.

Note 24. Retirement Benefit Plans

DEFINED CONTRIBUTION PLANS

The company operates defined contribution retirement benefit plans for all qualifying employees. The assets of the plans are held separately from those of the company in funds under the control of trustees. Where there are employees who leave the plans prior to vesting fully in the contributions, the contributions payable by the company are reduced by the amount of forfeited contributions.

The total cost charged to the income statement of $60.5 million (2004: $57.5 million) represents contributions payable to these plans by the company at rates specified in the rules of the plans. As of December 31, 2005, contributions of $30.0 million (2004: $33.6 million) due in respect of the current reporting period had not been paid to the plans .

DEFINED BENEFIT PLANS

The company maintains legacy defined benefit pension plans for qualifying employees of its subsidiaries in the U.K., Ireland, Germany, Taiwan, and the U.S. All defined benefit plans are closed to new participants, and the U.S. plan benefits have been frozen. The company also maintains a post-retirement medical plan in the U.S., which was closed to new participants in 2005. In 2006, the plan was amended to eliminate benefits for all participants who will not meet retirement eligibility by 2008. The assets of all defined benefit schemes are held in separate trustee-administered funds. Under the U.K. schemes, the employees are entitled to retirement benefits based on final salary at retirement.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were valued as of December 31, 2005. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

Key assumptions used in plan valuations are as follows:

	Retirement Plans		Medical Plan
	2005	2004	2005	2004
Discount rate	2.50%–5.50%	3.50%–5.75%	5.50%	5.75%
Expected return on plan assets	3.00%–7.50%	3.50%–7.50%	8.00%	8.00%
Expected rate of salary increases	3.00%–5.40%	3.00%–5.40%	4.50%	4.50%
Future pension/medical cost trend rate increases	1.75%–2.90%	1.75%–3.00%	5.50%–9.00%	5.50%–10.00%

In developing the expected rate of return, the company considers long-term compound annualized returns based on historical and current market data. Using this reference information, the company develops forward-looking return expectations for each asset category and an expected long-term rate of return for a targeted portfolio. The actual return on plan assets was $39.9 million (2004: $17.5 million).

Amounts recognized in the income statement in respect of these defined benefit plans are as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Current service cost	(19,210)	(8,774)	(4,208)	(3,216)
Interest cost	(15,272)	(14,345)	(3,792)	(2,940)
Expected return on plan assets	15,492	14,463	505	408
Past service cost	—	(420)	(402)	(402)
Unrecognized net transition obligation	(14)	(13)	—	—
Actuarial gains/(losses)	12	13	(415)	—
Changes arising on curtailments/settlement	(10)	(4)	—	—
Total amounts recognized in income statement	(19,002)	(9,080)	(8,312)	(6,150)

Actuarial gains and losses that are in excess of the greater of 10% of the benefit obligation or 10% of the fair value of plan assets are amortized over the expected average remaining working lives of the participants.

The amount included in the balance sheet arising from the company’s obligations in respect of its defined benefit retirement plans is as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Present value of unfunded defined benefit obligations	22,337	13,418	N/A	N/A
Present value of funded or partially funded defined benefit obligations	312,101	304,654	72,409	59,468
Fair value of plan assets	(254,114)	(234,971)	(6,973)	(6,054)

Deficit in plans	80,324	83,101	65,436	53,414
Net actuarial losses not yet recognized in balance sheet	(2,546)	(10,353)	(12,283)	(6,319)
Unrecognized net transition obligation	(189)	(208)	—	—
Past service cost not yet recognized in balance sheet	—	—	(2,096)	(2,498)
Liability recognized in the balance sheet	77,589	72,540	51,057	44,597

This amount is presented in the balance sheet as follows:
Current liabilities	22,465	—	1,000	—
Non-current liabilities	55,124	72,540	50,057	44,597
	77,589	72,540	51,057	44,597

Amount not recognized as an asset due to recognition caps	337	1,037	—	—

Movements in the present value of defined benefit obligations were as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
January 1	318,072	262,417	59,468	47,369
Service cost	19,210	8,774	4,208	3,216
Interest cost	15,272	14,345	3,792	2,940
Contributions from plan participants	—	—	1,897	1,643
Actuarial (gains)/losses	17,585	15,092	5,592	6,252
Exchange difference	(29,373)	21,605	—	—
Benefits paid	(4,635)	(4,581)	(2,548)	(1,952)
Past service cost	—	420	—	—
Settlement	(1,693)	—	—	—

December 31	334,438	318,072	72,409	59,468

Movements in the fair value of plan assets in the current period were as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
January 1	234,971	198,975	6,054	4,699
Expected return on plan assets	15,492	14,463	505	408
Actuarial gains/(losses)	24,451	3,075	(267)	(67)
Exchange difference	(21,544)	16,425	—	—
Contributions from the company	5,945	5,121	—	—
Contributions from plan participants	1,440	1,493	1,638	1,643
Benefits paid	(4,515)	(4,581)	(957)	(629)
Settlement	(2,126)	—	—	—

December 31	254,114	234,971	6,973	6,054

The analysis of the plan assets at the balance sheet date was as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Equity instruments	178,936	160,647	2,395	2,101
Debt instruments	54,761	51,251	3,134	2,691
Other assets	20,417	23,073	1,444	1,262

	254,114	234,971	6,973	6,054

The two-year history of experience adjustments is as follows:

	Retirement Plans		Medical Plan
$’000	2005	2004	2005	2004
Present value of defined benefit obligations	(334,438)	(318,072)	(72,409)	(59,468)
Fair value of plan assets	254,114	234,971	6,973	6,054

Deficit in the plan	(80,324)	(83,101)	(65,436)	(53,414)

Experience adjustments on plan liabilities	22,374	(1,969)	(2,153)	—
Experience adjustments on plan assets	24,451	3,075	(267)	(67)

The estimated amounts of contributions expected to be paid to the plans during 2006 is $5.9 million for retirement plans and $1.8 million for medical plans.

A one percent change in the assumed rate of increase in healthcare costs would have the following effects:

$’000	Increase	Decrease
Effect on aggregate service and interest costs	2,442	(1,856)
Effect on defined benefit obligation	14,425	(11,166)

Note 25. Remuneration of Key Management Personnel

The remuneration of the directors and the Executive Management Committee, who are the key management personnel of the company, is set out below. Further information about the remuneration of individual directors is provided in the audited section of the Report of the Board on Remuneration.

$’000	2005	2004
Short-term employee benefits	47,125	19,234
Post-employment benefits	612	460
Termination benefits	4,620	531
Share-based payment	18,072	10,859

	70,429	31,084

Note 26. Other Commitments and Contingencies

Guarantees and commitments may arise in the ordinary course of business.

In December 2003, the SEC, the New York Attorney General’s Office and the Colorado Attorney General’s Office brought civil enforcement actions against INVESCO Funds Group, Inc. (IFG), the former advisor to certain AIM mutual funds, based on market timing activities by certain investors in the funds. The SEC and the New York Attorney General’s Office also instituted separate investigations into market timing activity in the mutual funds advised by AIM. A number of other regulators from other jurisdictions also requested information from AMVESCAP, AIM and IFG relating to market timing; AMVESCAP, AIM and IFG fully cooperated with such requests.

On October 7, 2004, IFG and AIM entered into settlement agreements with the U.S. Securities and Exchange Commission, the New York State Attorney General, the State of Colorado Attorney General, the Colorado Division of Securities and the Secretary of the State of Georgia. The agreements settle all claims against IFG filed in 2003 by the SEC, New York and Colorado. The agreements also conclude the investigations with respect to AIM and IFG by each of the participating regulators. IFG thereunder paid $325 million, of which $110 million was a civil penalty, into a Fair Fund. AIM paid $50 million, of which $30 million was a civil penalty, into a separate Fair Fund. These two Fair Funds may increase as a result of contributions from third parties who reach final settlements with the SEC or other regulators to resolve allegations of market timing and/or late trading that also may have harmed AIM Funds. The amounts in the Fair Funds will be distributed to mutual fund shareholders in the AIM and INVESCO funds in accordance with the terms of a distribution plan to be established by an Independent Distribution Consultant and approved by the SEC and the independent board members of the AIM Funds. IFG also agreed to pay $1.5 million to the Colorado regulators, and IFG and AIM agreed to pay $175,000 to Georgia.

In addition, under its agreement with the New York Attorney General’s Office, AIM agreed to reduce management fees charged to investors in the AIM and INVESCO mutual funds for five years beginning on January 1, 2005. The reduction in percentage fee rates, as applied to assets under management as of July 1, 2004, would result in a $15 million annual reduction in fees. The actual reduction in fees, however, will vary as assets under management increase or decrease.

The settlements do not resolve the investigations and inquiries into market timing at AMVESCAP, IFG and AIM by non-participating regulators into market timing in the AIM and INVESCO Funds. On April 12, 2005, a non-participating regulator, the Attorney General of West Virginia (WVAG), filed a lawsuit against AIM Advisors, IFG and ADI, as well as numerous unrelated mutual fund complexes and financial institutions, based on allegations pertaining to market timing activity during the same periods covered by the NYAG and SEC settlement. The WVAG action has been removed from West Virginia state court to the United States District Court for the District of West Virginia, and subsequently was transferred to the United States District Court for the District of Maryland, where all other lawsuits based on allegations of market timing and related issues in the AIM Funds have been transferred for consolidated or coordinated pretrial proceedings, as discussed more fully below. If AIM is unsuccessful in its defense of the WVAG proceedings, it could be barred from serving as an investment adviser for any investment company registered under the Investment Company Act of 1940, as amended (a “registered investment company”). Such results could affect the ability of AIM or any other investment advisor directly or indirectly owned by AMVESCAP, from serving as an investment advisor to any registered investment company. If these results occur, AIM will seek exemptive relief from the SEC to permit it to continue to serve as an investment advisor; however, the SEC may decide not to grant such exemptive relief. AMVESCAP cannot predict whether any other non-participating regulator will pursue legal action against any AMVESCAP affiliate in the future based on alleged market timing activity and/or related issues. AMVESCAP and its affiliates have cooperated and will continue to cooperate fully in any investigations and inquiries by - non-participating regulators.

In addition to the above settled governmental enforcement actions, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various parties affiliated with AMVESCAP (including certain INVESCO funds, certain AIM funds, IFG, AIM Advisors, A I M Management Group Inc. (the parent of AIM Advisors), AMVESCAP, certain related entities and certain of their officers and trustees). The allegations in the majority of these cases are based primarily upon the allegations in the enforcement actions described above, namely, that by allowing “market timing” trading, these parties violated the anti-fraud provisions of the federal securities laws and/or breached their fiduciary duties to the funds and/or individual investors. Certain other lawsuits allege that one or more of AMVESCAP’s funds charged excessive fees, engaged in unlawful distribution practices or inadequately employed fair value pricing. These lawsuits allege a variety of theories for recovery, including, but not limited to: (i) violation of various provisions of the United States federal securities laws, (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 (ERISA), (iii) breach of fiduciary duty and (iv) breach of contract. The lawsuits have been filed in both federal and state courts and seek such remedies as compensatory damages, restitution, rescission, accounting for wrongfully gotten gains, profits and compensation, injunctive relief, disgorgement, equitable relief, various corrective measures under ERISA, that the advisory agreement with AIM Advisors be rescinded and/or declared unenforceable or void and that all advisory fees received during the past year be refunded, with interest and the payment of attorneys’ and experts’ fees. The AMVESCAP-affiliated parties have sought to remove certain of the state court proceedings to the applicable United States Federal District Court. All lawsuits based on allegations of market timing, late trading and related issues have been transferred to the United States District Court for the District of Maryland, referred to as the MDL Court, for consolidated or coordinated pre-trial proceedings. Pursuant to an Order of the MDL Court, plaintiffs consolidated their claims for pre-trial purposes into three amended complaints against various AIM- and IFG-related parties: (1) a Consolidated Amended Class Action Complaint purportedly brought on behalf of shareholders of the AIM funds; (2) a Consolidated Amended Fund Derivative Complaint purportedly brought on behalf of the AIM funds and fund registrants; and (3) an Amended Class Action Complaint for Violations of the ERISA purportedly brought on behalf of participants in AMVESCAP’s 401(k) plan. Plaintiffs in two of the underlying lawsuits transferred to the MDL Court continue to seek remand of their action to state court. Although it is expected that the payments required under the terms of the regulatory settlement will mitigate any damages payable as a result of the above actions in the MDL Court, AMVESCAP cannot predict the outcome of these actions or any of the other actions mentioned above with certainty but intends to defend them vigorously.

The asset management industry is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which AMVESCAP operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. In particular, the U.S. mutual fund industry as a whole has been subject to regulatory inquiries related to a wide range of issues including, among others, IPO allocations, market timing activity, late trading, fair value pricing, excessive or improper advisory and/or distribution fees, mutual fund sales practices, including revenue sharing and directed-brokerage arrangements, investments in securities of other registered investment companies, contractual plans, issues related to Section 529 college savings plans and procedures for locating lost security holders. Certain of AMVESCAP’s subsidiaries and related entities, certain of their respective current and former officers and/or certain of their advised funds have received regulatory inquiries in the form of subpoenas or other oral or written requests for information and/or documents related to one or more of these issues.

Additional lawsuits or regulatory enforcement actions arising out of these circumstances and presenting similar allegations and requests for relief may in the future be filed against AMVESCAP and related entities and individuals in the U.S. and other jurisdictions in which the Group operates. Moreover, public trust and confidence are critical to AMVESCAP’s business, and any material loss of investor and/or client confidence could result in a significant decline in assets under management, which would have an adverse effect on future financial results and ability to grow the business.

Note 27. Financial Instruments

The company’s principal financial instruments comprise senior notes and credit facility borrowings, cash and other investments. The main purpose of these financial instruments is to finance the company’s operations. The company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The company has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit’s functional currency. These exposures are not actively managed except in the company’s Irish subsidiaries where transactions related to the distribution of offshore funds are recorded, forward and swap foreign exchange contracts are entered into with external parties. These contracts are purchased daily to hedge the movement in foreign exchange rates between the date of sale or redemption of a client investment and the date that cash is actually received or paid (generally within four days). The value of these contracts at December 31, 2005, was $15.4 million (2004: $4.6 million).

Prior to the redenomination of the share capital of the Parent and the change in its functional currency from sterling to U.S. dollars, the company designated its U.S. dollar senior notes balances as hedges against its net investments in its U.S. subsidiaries. Gains or losses on the retranslation of these borrowings were transferred to equity to offset any gains and losses on the net investments in subsidiaries. During 2005, the company recorded a charge of $6.8 million within Loss on sale of assets, investments and foreign exchange on the income statement related to the unhedged portion of debt.

The interest rate profile of the financial liabilities of the company on December 31 was:

	Fixed rate financial liabilities
$’000	Total	Floating rate	Fixed rate	Weighted average interest rate (%)	Weighted average period for which rate is fixed (years)
2005
Currency:
U.S. dollar	1,222,236	70,000	1,152,236	5.3	5.0
Japanese yen	116	—	116	12.0	3.7

	1,222,352	70,000	1,152,352	5.3	5.0

2004
Currency:
U.S. dollar	1,381,644	151,001	1,230,643	5.4	5.6
Japanese yen	165	—	165	12.4	4.7

	1,381,809	151,001	1,230,808	5.4	5.6

See Notes 17 and 19 for additional disclosures relating to the U.S. dollar floating and fixed rate obligations. A 1% increase in interest rates would have increased the recorded interest expense on the floating rate debt $0.5 million.

The company held the following financial assets as of December 31:

$’000	2005	2004
Cash deposits:
U.S. dollar	448,700	414,008
Sterling	108,950	53,584
Canadian dollar	48,630	56,329
Euro	101,040	10,966
Other	47,434	12,041
	754,754	546,928

Investments:
U.S. dollar	128,991	100,643
Sterling	1,207,518	838,236
Canadian dollar	—	16,058
Euro fixed interest deposits	—	93,640
U.S. dollar treasury bills	12,914	13,003
Other	2,063	31,422
	1,351,486	1,093,002

Total	2,106,240	1,639,930

There is no significant concentration of credit risk for financial assets. Book value approximates fair value for cash deposits, which comprise deposits placed primarily in money market accounts and seven-day deposits. The average interest rate on the U.S. dollar treasury bills is 3.2% (2004: 3.2%), and the average time for which the rate is fixed is 1.5 years (2004: 1.5 years). The company has excluded receivables and payables from its financial instrument disclosures. The majority of these amounts mature within three months, and there is no material interest rate gap on these amounts.

Note 28. Audit Fees

$’000	2005	2004
Audit services:
Statutory audits	4,513	4,018
Non-audit services:
Further assurance services*	1,795	1,424
Tax services:
Compliance services	193	516
Advisory services	117	348
Other services	103	1,001

	6,721	7,307

*	Excludes $211,000 in 2005 (2004: $125,000) paid to the corporate auditors for audits of benefit plans around the company.

The Audit Committee pre-approves the audit and non-audit services performed by the independent auditor in order to insure that the auditor’s independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence.

Note 29. Exchange Rates

The following primary U.S. dollar exchange rates have been used in preparing these financial statements:

	Year-end rates			Average rates
	2005	2004	2003	2005	2004
Canadian dollar	1.17	1.24	1.34	1.21	1.30
Euro	.84	.74	.81	.80	.75
Sterling	.58	.52	.57	.55	.54

Parent Balance Sheet

Year-ended December 31, $’000	Notes	2005	2004
Non-current assets
Investments in subsidiaries	A	$5,300,500	$5,912,280
Current assets
Intercompany receivables		645,667	1,137,885
Other		6,658	8,887
		652,325	1,146,772

Total assets		5,952,825	7,059,052

Current liabilities
Intercompany liabilities		(345,284)	(1,045,020)
Senior notes	17	—	(79,476)
Accruals and other creditors		(19,130)	(21,374)
Provisions		(12,833)	(6,574)
		(377,247)	(1,152,444)

Non-current liabilities
Senior notes	17	(1,142,191)	(1,141,062)
Credit facility	17	(70,000)	(151,001)
Provisions	C	(31,808)	(46,171)
		(1,243,999)	(1,338,234)
Total liabilities		(1,621,246)	(2,490,678)

Net assets		$4,331,579	$4,568,374

Equity
Share capital	20	$81,811	$388,953
Share premium		84,968	1,345,144
Other reserves	F	3,596,804	2,291,128
Retained earnings		567,996	543,149

Total equity		$4,331,579	$4,568,374

The accompanying notes form part of these financial statements.

These financial statements were approved by the Board of Directors on March 3, 2006, and were signed on its behalf by:

Charles W. Brady

Martin L. Flanagan

Loren M. Starr

Parent Statement of Changes in Equity

$’000	Share capital (Note 20)	Share premium	Other reserves (Note F)	Retained Earnings	Total
January 1, 2004	$353,967	$1,194,397	$2,060,552	$294,646	$3,903,562
Profit after taxation				9,856	9,856
Dividend income	—	—	—	346,521	346,521
Currency translation differences resulting from change in presentation currency	30,536	104,752	177,684	23,073	336,045
Currency translation differences on investments in overseas subsidiaries	—	—	8,433	—	8,433

Total equity before transactions with owners	384,503	1,299,149	2,246,669	674,096	4,604,417
Dividends	—	—	—	(130,947)	(130,947)
Exercise of options	705	7,234	(44)	—	7,895
Acquisition of subsidiary	2,839	—	44,503	—	47,342
Acquisition earn-out	2	77	—	—	79
Conversion of exchangeable shares into ordinary shares	904	38,684	—	—	39,588
December 31, 2004	$388,953	$1,345,144	$2,291,128	$543,149	$4,568,374

Loss after taxation	—	—	—	(31,322)	(31,322)
Dividend income	—	—	—	201,014	201,014
Currency translation differences resulting from change in presentation currency	(37,534)	(129,831)	(220,288)	(15,810)	(403,463)
Currency translation differences on investments in overseas subsidiaries	—	—	23,964	—	23,964

Total equity before transactions with owners	351,419	1,215,313	2,094,804	697,031	4,358,567
Dividends	—	—	—	(129,035)	(129,035)
Exercise of options	512	7,274	(66)	—	7,720
Acquisition earn-out	154	2,039	—	—	2,193
Conversion of exchangeable shares into ordinary shares	717	91,417	—	—	92,134
Redenomination of share capital (Note 20)	(270,991)	(1,231,075)	1,502,066	—	—

December 31, 2005	$81,811	$84,968	$3,596,804	$567,996	$4,331,579

Parent Cash Flow Statement

Year ended December 31, $’000	Notes	2005	2004
Operating profit		$1,428	$2,185
Interest paid		(72,924)	(77,393)
Interest received		45,558	69,326
Other investment (loss) income		(4,957)	1,167
Dividend income		201,014	346,521
Taxation paid		301	13,040
Decrease in receivables		832	1,126
Decrease in payables		(27,404)	(199,686)
Gain on disposal of capital investments		(708)	(648)

Net cash inflow from operating activities		143,140	155,638
Investing:
Disposal of long term investments		138,651	39,558
Purchases of shares held by employee share ownership trusts		—	(95,458)
Acquisitions of businesses, net of cash acquired of $4.8 million		—	(73,260)

Net cash inflow from investing activities		138,651	(129,160)
Financing:
Issues of ordinary share capital		7,720	7,895
Dividends paid		(129,035)	(130,947)
Credit facility, net	17, 19	(81,000)	(79,000)
Issuance of Senior Notes	17, 19	—	496,087
Repayment of loans	17, 19	(79,476)	(320,524)
Net cash outflow from financing activities		(281,791)	(26,489)

Decrease in cash and cash equivalents		$—	$(11)
Cash and cash equivalents, beginning of year		—	11

Cash and cash equivalents, end of year		$—	$—

Notes to the Parent Financial Statements

Note A. Non-Current Investments

$’000	Shares in subsidiary undertakings	Loans to subsidiary undertakings	Investment in employee share ownership trusts (Note 20)	Total
Cost:
January 1, 2005	4,071,152	1,465,347	456,717	5,993,216
Foreign exchange	(267,885)	(19,377)	(43,244)	(330,506)
Additions	975,004	141,873	—	1,116,877
Disposals	(156,992)	(889,630)	—	(1,046,622)
Transfers	—	(371,948)	—	(371,948)
December 31, 2005	4,621,279	326,265	413,473	5,361,017

Provisions against investments:
January 1, 2005	(66,596)	(14,340)	—	(80,936)
Foreign exchange	6,079	—	—	6,079
Transfers	—	14,340	—	14,340
December 31, 2005	(60,517)	—	—	(60,517)

Net book value:
January 1, 2005	4,004,556	1,451,007	456,717	5,912,280

December 31, 2005	4,560,762	326,265	413,473	5,300,500

The principal operating companies, which are all held through intermediate holding companies, are set out in the Company Directory. The holdings in all U.K. subsidiaries (which are all registered in England and Wales) consist of ordinary and/or preference shares. In the case of U.S. subsidiaries, the holdings are of common stock. All material holdings are of 100% of the equity capital, and the country of incorporation and the country in which the subsidiary operates is the same as shown in its address.

Note B. Related Party Transactions

The Parent engages in intercompany transactions with its subsidiaries which are all related to the company’s tax and treasury management processes. As of December 31, 2005, the Parent had $645.7 million in receivables from subsidiaries (2004: $1,137.9 million). As of December 31, 2005, the Parent had payables to its subsidiaries of $345.3 million (2004: $1,045.0 million).

Note C. Provisions

$’000
Acquisition provisions:
January 1, 2005
Current	6,574
Non-current	46,171

52,745
Acquisition of Stein Roe	(6,574)
Foreign exchange	(1,530)

December 31, 2005	44,641

Current	12,833
Non-current	31,808

44,641

Note D. Redenomination of Share Capital and Change in Functional Currency

As discussed in Note 20, effective December 8, 2005, the ordinary share capital of the Parent was redenominated from 25 pence per share to 10 cents per share implemented by way of a reduction of capital pursuant to Section 135 of the Companies Act 1985. This event marked the culmination of a series of changes in the Parent, which began with the acquisition of A I M Management Group Inc., that supported the change in the functional currency from sterling to the U.S. dollar. The primary currency in which the Parent funds its transactions and obtains its financing is the U.S. dollar.

Note E. First-Time Adoption of IFRS

The Parent transitioned from U.K. GAAP to IFRS on January 1, 2004, the transition date of the consolidated company. The Parent followed the same provisions of IFRS 1 as the consolidated company, which are outlined in Note 2. Reconciling items for the Parent included the reclassification of shares held by employee share ownership trusts out of equity to investments on the balance sheet. Dividend and other transition adjustments are outlined in Note 2.

RECONCILIATIONS OF TOTAL U.K. GAAP SHAREHOLDERS’ FUNDS TO IFRS TOTAL EQUITY

$’000	Dec 31, 2004	Jan 1, 2004
UK GAAP shareholders funds	4,033,466	3,485,079
IFRS transition adjustments:
Shares held by employee share ownership trusts	456,717	328,417
Dividends	75,943	90,066
Other	2,248	—

IFRS total equity	4,568,374	3,903,562

Note F. Reserves

$’000	Warrant reserve	Capital redemption reserve	Currency reserve	Merger reserve	Goodwill reserve	Cancellation of share premium account	Special reserve	Total other reserves
January 1, 2004	6,063	7,055	—	1,964,320	4,516	78,598	—	2,060,552
Currency translation differences resulting from change in presentation currency	521	605	—	169,812	—	6,746	—	177,684
Currency translation differences on investments in overseas subsidiaries	—	—	8,311	—	122	—	—	8,433
Exercise of options	(44)	—	—	—	—	—	—	(44)
Acquisition of subsidiary	—	—	—	44,503	—	—	—	44,503
December 31, 2004	6,540	7,660	8,311	2,178,635	4,638	85,344	—	2,291,128

Currency translation differences resulting from change in presentation currency	(631)	(739)	—	(210,235)	(448)	(8,235)	—	(220,288)
Currency translation differences on investments in overseas subsidiaries	—	—	23,964	—	—	—	—	23,964
Exercise of options	(66)	—	—	—	—	—	—	(66)
Redenomination of share capital (Notes 20 and C)	—	—	—	—	—	—	1,502,066	1,502,066

December 31, 2005	5,843	6,921	32,275	1,968,400	4,190	77,109	1,502,066	3,596,804

Five-Year Summary

$’000, except per share data	2005	2004	2003*	2002*	2001*
Revenues:
Management	$2,213,650	$2,052,664	$1,756,675	$1,841,482	$2,099,720
Service and distribution	538,210	593,265	475,047	438,592	516,710
Other	127,358	111,562	110,316	128,393	149,438

Total Revenues	2,879,218	2,757,491	2,342,038	2,408,467	2,765,868
Third-party distribution, service and advisory fees	(705,981)	(633,030)	(440,942)	(394,464)	(441,377)
Net Revenues	2,173,237	2,124,461	1,901,096	2,014,003	2,324,491

Operating Expenses:
Compensation	(1,044,706)	(966,788)	(850,161)	(878,608)	(894,823)
Marketing	(139,560)	(129,098)	(114,039)	(136,319)	(188,364)
Property and office	(130,294)	(169,290)	(132,648)	(135,585)	(132,078)
Technology/telecommunications	(138,966)	(148,709)	(148,944)	(156,684)	(175,211)
General and administrative	(219,462)	(210,040)	(387,375)	(382,862)	(380,735)
Restructuring charge	(75,690)	—	—	—	—
U.S. regulatory settlement	—	(413,211)	—	—	—
Exceptional items (2003, 2002, 2001)	—	—	(143,929)	(108,724)	(85,937)
Total Operating Expenses	(1,748,678)	(2,037,136)	(1,777,096)	(1,798,782)	(1,857,148)

Operating profit	424,559	87,325	124,000	215,221	467,343
Other net expense	(64,481)	(48,296)	(66,305)	(69,699)	(65,163)

Profit before taxation	360,078	39,029	57,695	145,522	402,180
Taxation	(146,690)	(74,688)	(87,379)	(126,718)	(180,255)

Profit/(loss) after taxation	$213,388	$(35,659)	$(29,684)	$18,804	$221,925

Earnings per share:

– basic	$0.27	$(0.05)	$(0.04)	$0.02	$0.28
– diluted	$0.26	$(0.05)	$(0.04)	$0.02	$0.27

Other information before restructuring charge (2005), U.S. regulatory settlement (2004), goodwill amortization and exceptional items (2003, 2002, 2001):
Earnings per share:
– basic	$0.34	$0.35	$0.39	$0.41	$0.59
– diluted	$0.34	$0.35	$0.38	$0.41	$0.57
Net Operating Margin†	23.0%	23.6%	26.9%	27.3%	32.3%
EBITDA**	661,948	655,415	642,040	648,444	865,463

Total dividends	134,118	135,681	161,393	145,385	127,385
Dividends per share (pence)	9.5	p	7.5	p	11.5	p	11.5	p	11.0	p
Assets under management ($ billions)	386.3	382.1	370.6	332.6	397.9
Headcount at December 31 (units)	5,798	6,693	6,747	7,581	8,519

*	Amounts are presented under U.K. Generally Accepted Accounting Practice (U.K. GAAP). Effective January 1, 2004, the company transitioned its basis of accounting from U.K. GAAP to International Financial Reporting Standards.
†	Net Operating margin is equal to operating profit before the restructuring charge (2005), the U.S. regulatory settlement (2004) and exceptional items (2003, 2002, 2001) divided by Net Revenues.
**	EBITDA consists of earnings before taxation and the restructuring charge (2005), the U.S. regulatory settlement (2004), exceptional items (2003, 2002, 2001) and excluding interest expense, depreciation and amortization charges.

Summary Quarterly Information

Three months ended: $’000, except per share data	March 31	June 30	September 30	December 31
2005
Revenues
Management	$541,782	$542,479	$555,715	$573,674
Service and distribution	142,455	140,530	125,895	129,330
Other	25,862	34,804	35,016	31,676

Total Revenues	710,099	717,813	716,626	734,680
Third-party distribution, service and advisory fees	(172,340)	(170,020)	(180,383)	(183,238)
Net Revenues	537,759	547,793	536,243	551,442

Operating Expenses:
Compensation	(254,883)	(259,081)	(267,308)	(263,434)
Marketing	(39,587)	(38,166)	(28,169)	(33,638)
Property and office	(31,357)	(31,118)	(40,953)	(26,866)
Technology/telecommunications	(36,987)	(36,934)	(33,464)	(31,581)
General and administrative	(45,781)	(48,580)	(53,287)	(71,814)
Restructuring charge	—	—	—	(75,690)
Total Operating Expenses	(408,595)	(413,879)	(423,181)	(503,023)

Operating profit	129,164	133,914	113,062	48,419
Other net income/(expense)	(18,322)	(22,350)	6,006	(29,815)

Profit before taxation	110,842	111,564	119,068	18,604
Taxation	(39,617)	(39,919)	(43,778)	(23,376)

Profit/(loss) after taxation	$71,225	$71,645	$75,290	$(4,772)

Earnings per share:
– basic and diluted	$0.09	$0.09	$0.09	$(0.01)

Other information before restructuring charge:
Earnings per share:
– basic and diluted	$0.09	$0.09	$0.09	$0.07
Net Operating margin†	24.0%	24.4%	21.1%	22.5%
EBITDA**	166,716	169,339	171,271	154,622

Assets under management at period end ($ billions)	375.4	373.2	380.5	386.3
Headcount	6,586	6,519	5,983	5,798

†	Net Operating margin is equal to operating profit before the restructuring charge divided by Net revenues.
**	EBITDA consists of earnings before taxation, the restructuring charge, and excluding interest expense depreciation and amortization charges.

Summary Quarterly Information, continued

Three months ended: $’000, except per share data	March 31	June 30	September 30	December 31
2004
Revenues:
Management	$512,716	$507,217	$498,896	$533,835
Service and distribution	144,855	148,050	145,416	154,944
Other	25,672	19,469	24,892	41,529

Total Revenues	683,243	674,736	669,204	730,308
Third-party distribution, service and advisory fees	(155,277)	(152,858)	(159,940)	(164,955)
Net Revenues	527,966	521,878	509,264	565,353

Operating Expenses:
Compensation	(231,233)	(236,969)	(241,447)	(257,139)
Marketing	(37,403)	(30,667)	(31,083)	(29,945)
Property and office	(33,008)	(33,294)	(68,437)	(34,551)
Technology/telecommunications	(39,223)	(37,379)	(37,345)	(34,762)
General and administrative	(51,418)	(50,626)	(37,575)	(70,421)
U.S. Regulatory Settlement	–	–	(413,211)	–
Total Operating Expenses	(392,285)	(388,935)	(829,098)	(426,818)

Operating profit	135,681	132,943	(319,834)	138,535
Other net income/(expense)	(1,373)	(16,365)	(11,935)	(18,623)

Profit before taxation	134,308	116,578	(331,769)	119,912
Taxation	(47,700)	(41,615)	64,313	(49,686)

Profit/(loss) after taxation	$86,608	$74,963	$(267,456)	$70,226

Earnings per share:
– basic and diluted	$0.11	$0.09	$(0.33)	$0.09

Other information before U.S. regulatory statement:
Earnings per share:
– basic and diluted	$0.11	$0.09	$0.06	$0.09
Net Operating Margin†	25.7%	25.5%	18.3%	24.5%
EBITDA**	184,087	167,093	122,758	181,478

Assets under management at period end ($ billions)	381.4	371.8	362.7	382.1
Headcount (units)	6,844	6,764	6,740	6,693

†	Net Operating margin is equal to operating profit before U.S. regulatory settlement divided by Net Revenues.
**	EBITDA consists of earnings before taxation, the U.S. regulatory settlement, and excluding interest expense depreciation and amortization charges.

Information for U.S. Shareholders

Reconciliation to U.S. Accounting Principles

The company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from U.S. generally accepted accounting principles (U.S. GAAP).

The following is a summary of material adjustments to profit and shareholders’ funds, which would be required if U.S. GAAP had been applied instead of IFRS.

$’000, except per share data	2005	2004
Profit (loss) after minority interests (IFRS)	$212,240	$(36,195)
Redundancy and reorganizations (A)	7,527	(69,361)
Taxation (B)	(3,206)	25,916
Share-based payments (C)	12,010	1,557
Other (D)	(5,000)	(7,811)
Net income (U.S. GAAP)	$223,571	$(85,894)

Earnings per share (U.S. GAAP):
– basic and diluted	$0.28	$(0.11)

Shareholders’ funds, equity interests (IFRS)	$3,616,303	$3,542,967
Non-current assets:
Goodwill(E)	1,891,716	1,948,470
Deferred taxation	(9,125)	9,322
Investments – Other	—	5,472
Current liabilities:
Accruals and other – redundancy and reorganizations (A)	16,059	8,532
Provisions – other	2,448	7,448

Shareholders’ equity (U.S. GAAP)	$5,517,401	$5,522,211

Note A. Redundancy and Reorganizations

Certain amounts provided relating to redundancy and reorganization initiatives under IFRS must be expensed over the period of the related initiative under U.S. GAAP.

Note B. Taxation

Income tax expense under US GAAP is different from that computed under IFRS due to deferred tax expense associated with certain accrued provisions that are expensed in the year accrued under IFRS whereas for US GAAP the provision is not expensed until incurred. In addition, deferred tax expense associated with certain share based payment expense has been adjusted to reflect the removal of the IFRS 2 expense from the US GAAP income statement under APB 25.

Deferred tax assets and liabilities under U.S. GAAP have been adjusted to reflect the accrued provision and share-based payment differences described above. The primary differences in the computation of deferred tax assets and liabilities under FAS 109 versus IAS 12 relate to share based payments. FAS 109 computes the deferred tax asset based on the income statement expense whereas IAS 12 computes the deferred tax asset with reference to the share price at the measurement date.

Note C. Share-Based Payment

Equity-settled share-based awards are measured at fair value and are amortized under IFRS. This expense is removed from the U.S. GAAP income statement under APB 25.

Note D. Other

Other adjustments include accounting differences relating to interval fund amortization and investment valuation for 2004. As discussed in Notes 1 and 2, the company did not adopt IAS 39, “Financial Instruments and Measurement,” until January 1, 2005. Therefore during 2004, the investment balances were still carried under the U.K. GAAP basis (lower of cost or net realizable value).

Note E. Goodwill

As discussed in Note 2, the company transitioned from U.K. GAAP to IFRS at January 1, 2004. Prior to this date, the U.K. GAAP treatment of goodwill arising on acquisitions prior to 1998 was to eliminate it directly against reserves. These amounts remain in reserves under IFRS. Goodwill arising in 1998 and after was capitalized and amortized through the transition date to IFRS. Integration-related amounts were expensed directly to the profit and loss account.

Under U.S. GAAP, the amortization of goodwill and indefinite-lived intangible assets ceased at January 1, 2002, and the balances are carried forward at cost less provision for impairment in value. There is therefore a two-year period (2002 and 2003) under which the IFRS goodwill balances were amortized, while the U.S. GAAP balances were not. Definite-lived intangible assets are amortized over their estimated useful lives. The integration costs were either capitalized as goodwill or expensed to the profit and loss account in the year paid.

Independent Auditors’ Report to the Members of AMVESCAP PLC

We have audited the financial statements of AMVESCAP PLC and its consolidated subsidiaries and AMVESCAP PLC (the Parent), for the year ended December 31, 2005, which comprise the Consolidated Income Statement, the Consolidated and Parent Balance Sheets, the Consolidated and Parent Cash Flow Statements, the Consolidated and Parent Statement of Changes in Equity and the related notes 1 to 29 and A to F. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

This report is made solely to AMVESCAP PLC’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to AMVESCAP PLC’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than AMVESCAP PLC and its members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (U.K. and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if AMVESCAP PLC has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions are not disclosed.

We review whether the Corporate Governance Statement reflects AMVESCAP PLC’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the corporate governance procedures or risk and control procedures of AMVESCAP PLC and its consolidated subsidiaries.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors’ Report, the unaudited part of the Directors’ Remuneration Report, the Chairman’s Statement, Q&A with CEO, Community Service, Financial Highlights, Business and Financial Overview, Corporate Governance Statement, Five Year Summary, Summary Quarterly Information and the Information for U.S Shareholders. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (U.K. and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of AMVESCAP PLC and its consolidated subsidiaries and AMVESCAP PLC, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ Remuneration Report to be audited.

OPINION

In our opinion:

•	the financial statements of AMVESCAP PLC and its consolidated subsidiaries give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the affairs of AMVESCAP PLC and its consolidated subsidiaries as at December 31, 2005 and of its profit for the year then ended;

•	the AMVESCAP PLC financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of AMVESCAP PLC’s affairs as at December 31, 2005; and

•	the financial statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Ernst & Young LLP

Registered Auditor

London

March 3, 2006

Statement of Directors’ Responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards (IFRS) as adopted by the European Union.

The directors are required to prepare financial statements for each financial year which present fairly the financial position of the company and of the group and the financial performance and cash flows of the company and of the Parent for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and apply them consistently;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and

•	provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	state that the company has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and of the Parent and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors’ Report

The directors present their annual report and the audited financial statements for the year ended December 31, 2005.

ACTIVITIES OF THE COMPANY

AMVESCAP’s principal activity is investment management. The principal subsidiaries of the Parent are identified in the Company Directory below. The business review is included in the Chairman’s Letter and the section entitled “Business and Financial Overview.” References throughout this report to the company’s Web site refer to www.amvescap.com -(company Web site).

RESULTS AND DIVIDENDS

AMVESCAP’s results for the year are shown in the consolidated profit and loss account included elsewhere herein.

An interim ordinary dividend of 4.0p per ordinary share was paid on October 12, 2005, and a final ordinary dividend of 5.5p per ordinary share will be submitted for the approval of shareholders at the Annual General Meeting to be held on April 27, 2006. If approved, this dividend will be paid on May 4, 2006, to shareholders on the register as of March 31, 2006 which is the record date.

PAYMENT POLICY

The company negotiates payment terms individually with suppliers. The Parent itself has no trade creditors, and creditor days disclosures are not applicable.

SUBSTANTIAL INTERESTS

The Parent has received notification, as of February 28, 2006, of the following substantial holdings of its ordinary shares, each representing the indicated percentage of the nominal value of the Parent’s issued share capital: Legal & General Investment Management in 25,453,221 ordinary shares (3.10%); Robert H. Graham in 25,298,255 ordinary shares (3.08%); and Franklin Resources, Inc. and its affiliates, including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc., in 73,062,316 ordinary shares (8.91%).

CHARITABLE AND POLITICAL DONATIONS

During the year, AMVESCAP’s subsidiaries and their employees -contributed to numerous charities. The company made charitable donations of $1.8 million during 2005. Among these, U.K. entities within the company made charitable donations of $0.2 million. In -addition, AMVESCAP employees volunteered their time to many charitable organizations during the year, and several subsidiaries sponsored local charitable events in support of educational, civic and cultural activities. No political donations were made by the company during 2005, as it is our policy not to make political donations in any country.

DIRECTORS

The biographies for the current directors are included elsewhere herein. The Hon. Michael D. Benson and Mr. Stephen K. West retired from the Board of Directors (the Board) on March 31 and April 28, 2005, respectively.

Messrs. John D. Rogers, Martin L. Flanagan and J. Thomas Presby joined the Board on March 8, August 1 and November 17, 2005, respectively.

A resolution will be proposed to shareholders at the 2006 Annual General Meeting to elect Mr. Flanagan and Mr. Presby as members of the Board.

Mr. Charles W. Brady will not stand for re-election and Mr. Bevis Longstreth and Dr. Thomas R. Fischer will retire from the Board with effect from the conclusion of the 2006 Annual General Meeting.

Full details of the directors who are retiring from the Board and those who are subject to election are contained in the separate Notice of Annual General Meeting that is being distributed to shareholders with this report.

DIRECTORS’ INTERESTS

The directors and their immediate families have notified us that they held the ordinary shares set forth in the table below as of the dates indicated. (The designations “Beneficial” and “Non-Beneficial” refer to direct and indirect ownership, respectively, and should not be confused with definitions of “beneficial ownership” under applicable rules of the U.S. Securities and Exchange Commission (SEC) as set forth in our Annual Report on Form 20-F.)

	February 28, 2006		December 31, 2005		January 1, 2005*
	Beneficial	Non-Beneficial	Beneficial	Non-Beneficial	Beneficial	Non-Beneficial
Executive Directors:
Charles W. Brady	4,180,782	—	4,180,782	—	4,148,219	—
Robert H. Graham	25,152,680	145,545	25,574,680	145,545	27,062,155	145,545
Martin L. Flanagan*	5,506,850	—	5,506,850	—	5,000,800	—
James I. Robertson***	1,702,042	—	1,702,042	—	1,512,845	—
John D. Rogers*,***	1,616,484	—	1,616,484	—	1,528,474	—
Non-Executive Directors:
Rex D. Adams	38,669	—	32,098	—	31,216	—
Sir John Banham	14,071	—	7,500	—	7,500	—
Joseph R. Canion**	8,571	—	2,000	—	2,000	—
Dr. Thomas R. Fischer	—	—	—	—	—	—
Denis Kessler	8,771	—	2,200	—	2,200	—
Edward P. Lawrence	11,571	—	—	—	—	—
Bevis Longstreth**	77,011	—	70,440	—	70,440	—
J. Thomas Presby*	774	—	—	—	—	—

*	or date of appointment, if later
**	excluding deferred director fee shares granted under our AMVESCAP Deferred Fees Share Plan
***	includes interests in shares awarded under the Long Term Incentive Plan vesting in three equal installments in 2005, 2006 and 2007

The directors’ interests in share options and option exercise activity for 2005 are set forth in the Report of the Board on Remuneration included elsewhere herein. The executive directors are discretionary beneficiaries of the AMVESCAP 2000 Share Option Plan and the AMVESCAP No. 3 Executive Share Option Scheme (collectively, the Option Plans) as well as the AMVESCAP Global Stock Plan (GSP), and are thus deemed to be interested in the ordinary shares held by the trustees of these plans. On both December 31, 2005, and February 28, 2006, the trustees of the Option Plans held 19,263,615 ordinary shares, and on December 31, 2005, and February 28, 2006, respectively, held rights to subscribe for a further 46.4 million ordinary shares and 44.6 million ordinary shares. On December 31, 2005, and February 28, 2006, the trustees of the GSP held 29,436,666 and 30,376,338 ordinary shares, respectively.

Mr. Brady, Mr. Robertson and Mr. Rogers are also participants in the AMVESCAP Employee Share Ownership Plan (ESOP), a retirement plan established for the benefit of employees in North America, and are accordingly deemed to be interested in the ordinary shares held by the trustees of the ESOP. On December 31, 2005, the trustees of the ESOP held 6,384,328 shares, and on February 28, 2006, they held 6,299,355 ordinary shares.

Direct interests of members of our Board in shares held within the GSP and the ESOP (excluding restricted stock awards for Martin L. Flanagan and Loren M. Starr described in the Report of the Board on Remuneration) are shown in the table below:

	February 28, 2006		December 31, 2005		January 1, 2005*
	GSP	ESOP	GSP	ESOP	GSP	ESOP
Charles W. Brady	733,590	—	733,590	—	745,552	97,381
Robert H. Graham	28,750	—	28,750	—	40,652	—
James I. Robertson	26,822	13,763	26,822	13,763	134,707	13,393
John D. Rogers*	127,660	32,407	127,660	32,407	134,367	31,536

*	or date of appointment, if later

Mr. Canion and Mr. Longstreth had interests in 11,564 and 86,344 ordinary shares, respectively, at December 31, 2005, as -a result of their participation in a deferred director fee arrangement. On February 28, 2006, Mr. Canion and Mr. Longstreth had interests in 11,564 and 90,058 ordinary shares, respectively.

During 2005, the company purchased and maintained directors’ and officers’ liability insurance as permitted by Section 310 of the Companies Act 1985.

ANNUAL GENERAL MEETING

A separate circular has been sent to shareholders containing the Notice of Annual General Meeting for 2006 and the business to be proposed thereat. The Annual General Meeting will be held on April 27, 2006, at 11:00 a.m., at The Finlay Suite, Phyllis Court Club, Marlow Road, Henley-on-Thames, Oxfordshire, United Kingdom.

AUDITORS

Ernst & Young LLP will be seeking reappointment as auditors at the 2006 Annual General Meeting. Notice has been received of a resolution to reappoint Ernst & Young LLP as auditors of the company and to authorize the Audit Committee to fix their remuneration, which resolution will be proposed for a vote of the shareholders at the Annual General Meeting.

By Order of the Board

Michael S. Perman

Company Secretary

March 3, 2006

Corporate Governance

The directors and management are committed to integrity and accountability in the stewardship of company affairs and recognize the importance of effective corporate governance.

The corporate governance structure for the Board and its Audit Committee, Nomination and Corporate Governance Committee, Remuneration Committee and the Executive Management Committee (consisting of all executive members of the Board and certain business unit and function heads), has been adopted by the Board. Except as otherwise set forth in this report, the company complies substantially with the Combined Code, relating to the principles of good governance and code of best practice, which is appended to the Listing Rules of the Financial Services Authority.

CODE OF CONDUCT

Executive directors and employees of AMVESCAP are bound by a Code of Conduct (available on the company Web site) that sets forth the sharedvalues and operating principles that guide our actions in the global marketplace. The Board believes that this Code of Conduct is central to the core values of the company and essential to its long-term success.

THE BOARD OF DIRECTORS

The Board consists of five executive and eight non-executive directors at February 28, 2006. The Board has determined that each non-executive director is “independent” of management and free from any business or other relationships which affect his ability to exercise independent judgment under the applicable rules of the Combined Code and the New York Stock Exchange (the “NYSE”), and the term “independent” is used throughout this report to describe compliance with both sets of rules. In addition, the terms “non-executive” and “independent” are used interchangeably throughout this report to refer to non-executive members of our Board.

The Board meets in person at least five times per year and keeps under constant review the need to hold additional meetings. Where appropriate the Board and Board committees will also hold meetings by telephone conference call. The non-executive directors meet separately on each occasion that regular Board meetings are held. These meetings take place in the absence of the chairman, chief executive officer and any executive director. Meetings of the Audit Committee and the Nomination and Corporate Governance Committee are held in conjunction with each regular Board meeting. The Audit Committee also holds meetings by telephone conference call in advance of quarterly earnings announcements. The Remuneration Committee meets at least twice each year.

A record is maintained of the number of Board and Board committee meetings and of director attendance. The 2005 attendance record of directors for all Board meetings and meetings of the Audit, Remuneration and Nomination and Corporate Governance Committees (including specially convened meetings) was as follows:

Name of Director	Board (1)	Audit Committee (2)	Nomination and Corporate Governance Committee (3)	Remuneration Committee (4)
Charles W. Brady	100%	N/A	100%	N/A
Martin L. Flanagan *	100%	N/A	N/A	N/A
Robert H. Graham	100%	N/A	N/A	N/A
James I. Robertson	100%	N/A	N/A	N/A
John D. Rogers **	100%	N/A	N/A	N/A
Rex D. Adams	90%	100%	100%	100%
Sir John Banham	90%	80%	100%	75%
Joseph R. Canion	100%	100%	100%	100%
Dr. Thomas R. Fischer	20%	40%	25%	0%
Denis Kessler	50%	60%	100%	100%
Edward P. Lawrence	100%	100%	100%	100%
Bevis Longstreth	100%	100%	100%	100%
J. Thomas Presby ***	100%	N/A	N/A	N/A

(1)	10 Meetings held in year
(2)	5 meetings held in year
(3)	4 meetings held in year
(4)	4 meetings held in year
*	Appointed August 1, 2005
**	Appointed, March 8, 2005
***	Appointed November 17, 2005

The Board provides overall strategic direction to management and, in the company’s Corporate Governance Manual, has established a schedule of matters reserved solely for its decision. Matters which are reserved for the Board are generally proposed to the Board for consideration with a recommendation from the Executive Management Committee or the Remuneration, Nomination and Corporate Governance or Audit Committees. Additional details regarding our corporate governance practices are disclosed in the Corporate Governance section of the company Web site.

The Board is responsible for:

•	setting the company’s strategic aims;

•	ensuring that the necessary financial and human resources are in place for the company to meet its objectives;

•	reviewing management performance;

•	setting the company’s values and standards; and

•	ensuring that the company’s obligations to its shareholders and others are understood and met.

Prior to the appointment of Mr. Martin Flanagan as chief executive officer, the Board had delegated certain responsibilities to the Executive Management Committee which now vest with the chief executive officer. Since the appointment of Mr. Flanagan, the Executive Management Committee has become a functional group, chaired by the chief executive officer, the purpose of which is to support the chief executive officer in the implementation of the objectives listed below:

•	implementation of the strategies and policies of the company as determined by the Board;

•	monitoring of the operating and financial results against plans and budgets;

•	monitoring the quality of the investment process against objectives;

•	prioritizing the allocation of capital, technical and human resources;

•	monitoring the composition and terms of reference of divisional management committees; and

•	developing and implementing risk management systems.

The Board is supplied with appropriate information to allow it to perform its duties, and it receives briefings on its responsibilities. In performing their duties, the directors are entitled to take independent professional advice at the expense of the company.

Directors are required to seek re-election by shareholders in the third calendar year following the year in which they were elected or last re-elected. Directors stand for election upon the recommendation of the Board.

The Board is aware of its duty to present a balanced and understandable assessment of the company’s position, including interim and other public reports and reports to regulators. It regularly reviews financial statements and forecasts to ensure that a going-concern basis for their preparation is appropriate. The Board’s assessment of the company’s position as of December 31, 2005 is set out in the Chairman’s Letter and the section hereof entitled “Business and Financial Overview.”

CHAIRMAN AND CHIEF EXECUTIVE

The roles of chairman and chief executive were separated on August 1, 2005, upon the appointment of Mr. Martin L. Flanagan as chief executive officer. The separate Terms of Reference for the chairman and chief executive officer, which are published on the company Web site, came into effect at that date.

The chairman has no other significant commitments beyond those relating to the business of the company.

Mr. Flanagan is also chairman of the Investment Company Institute (ICI), the national association of U.S. investment management companies.

INDEPENDENT DIRECTORS

The Board includes non-executive directors who bring strong, independent judgment, knowledge and experience to its deliberations. In addition, the Board has identified Sir John Banham as the senior independent director available for communications from shareholders directly with our Board. In the opinion of the Board and each of the independent directors, this structure, and the policies and practices described herein, ensure that a sufficient balance of power and authority exists within the company.

Non-executive directors serve pursuant to letters of appointment which set out the terms and conditions of their appointment and their expected time commitment. Copies of the letters of appointment for non-executive directors are available for inspection at the Annual General Meeting and, upon request, during normal business hours. The independent directors are of sufficient caliber and number that their views carry significant weight in the Board’s decision-making. Non-executive directors may serve on the Board beyond their 70th birthday and after serving as directors for more than nine consecutive years. Any director (whether executive or non-executive) over the age of 70 years or any independent director serving more than nine years will stand for re-election on an annual basis. It is the policy of the Board that directors should retire at the next Annual General Meeting following their having attained the age of 72 years. Appointments are terminable by three months’ notice by either the company or the director.

It is the Board’s policy that non-executive directors have no ongoing direct financial or contractual interests in the company other than their fees and shareholdings as disclosed in this report.

BOARD COMMITTEES

The Terms of Reference of the Board’s Audit, Remuneration and Nomination and Corporate Governance Committees are published on the company Web site.

The Board delegates specific responsibilities to the following committees:

Audit Committee

The Audit Committee is chaired by Bevis Longstreth and consists of all of the independent directors of the company, each of whom has relevant financial experience. This committee is responsible for accounting and financial policies and controls being in place; ensuring that auditing processes are properly coordinated and work effectively; reviewing the scope and results of the audit and its cost effectiveness; and ensuring the independence and objectivity of the auditors, including the nature and amount of non-audit work supplied by the auditors. This committee has direct access to the auditors. The committee receives periodic reports from management and the auditors on the system of internal controls and significant financial reporting issues. The company’s general counsel, chief compliance officer and head of internal audit regularly report to the Audit Committee on significant matters affecting their areas of responsibility.

The Audit Committee pre-approves the audit and any non-audit -services performed by the independent auditor to assure that the auditor’s independence is not impaired. The Audit Committee does not favor having its independent auditors perform non-audit services, and a non-audit service is not approved unless the Audit Committee concludes that performance of such service by the auditor will serve the company’s interests better than performance of such service by other providers. The Audit Committee ensures that such services are consistent with applicable national rules on auditor independence. The Audit Committee Terms of Reference are available on the company Web site. Following the annual general meeting, Mr. Longstreth will retire from the Board, and Mr. Presby will, if elected by the shareholders to the Board, become chairman of the Audit Committee.

Remuneration Committee

The Remuneration Committee is chaired by Rex Adams and consists of all of the independent directors of the company. This committee determines specific remuneration packages for each executive director and member of the Executive Management Committee. The committee also addresses remuneration issues that affect the interests of shareholders, including share option plans and performance-linked remuneration arrangements.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is chaired by Sir John Banham, the senior independent director, and consists of all of the independent directors of the company and the chairman. The committee is responsible for leading the process for Board appointments and making recommendations to the Board in relation to the corporate governance of the Parent. Specifically, the committee is responsible for identifying individuals qualified to serve on the Board and recommending director nominees to the Board, taking into account the necessary skills and expertise which may be required by the company. Candidates for election to the Board are considered in light of their background and experience using the extensive personal knowledge of current directors or through the recommendations of various advisors to the company. The committee has been actively involved in the succession planning process for senior management, utilizing the services of recruitment consultants as necessary. It is also responsible for developing and recommending to the Board a set of corporate governance policies and principles in accordance with good practice and periodically re-evaluating such policies and reviewing their implementation. Further, the committee conducts an annual evaluation of the performance of the Board of Directors and of its own performance.

BOARD EFFECTIVENESS

An evaluation of the effectiveness of the Board, including the Board committees and their structure and operation, was conducted in 2005/2006 by the senior independent director on behalf of the Nomination and Corporate Governance Committee, using confidential personal interviews with individual members of the Board. His report was considered by the Nomination and Corporate Governance Committee, and the committee will in turn report to and made recommendations to the Board. As part of the evaluation process, the committee -considered the performance, including time commitments, of each individual non-executive director and concluded that the performance of each continues to be effective. During the year, the Nomination and Corporate Governance Committee also reviewed the adequacy of the committee’s functions and the governance structures and -procedures of the company, taking into account changes in law and good practice. Identified improvements will be introduced in 2006.

EXECUTIVE MANAGEMENT COMMITTEE

During the year under review, the Executive Management Committee oversaw and supervised the business and strategy of the company, and approved and coordinated the activities of the divisional management committees. The committee was chaired by the chairman until August 1, 2005, and is now chaired by the chief executive officer.

As of February 28, 2006, there are 14 members of the Executive Management Committee, with representation from major parts of the company’s business. The chief executive officer and three other members of this committee are also members of the Board. The Executive Management Committee meets regularly either in person or by conference call.

DIFFERENCES FROM NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES

AMVESCAP, as a U.K. company listed on the London Stock Exchange, is committed to and follows the principles of corporate governance specified in the Listing Rules of the Financial Services Authority, the Combined Code. A more detailed report on our compliance with the Combined Code is given elsewhere herein.

The Parent’s shares are also listed on the NYSE in the form of American Depositary Shares. Where required by the SEC or the NYSE, the company (as a foreign private issuer) has also adopted the corporate governance requirements introduced pursuant to the Sarbanes-Oxley Act of 2002. Although as a foreign private issuer the company is permitted to follow U.K. practice in lieu of most of the corporate governance rules of the NYSE, the company is required under section 303A of the NYSE rules to disclose any significant ways in which the corporate governance practices followed by AMVESCAP differ from those followed by U.S. companies that are NYSE-listed. These differences are disclosed on the company Web site.

CORPORATE SOCIAL RESPONSIBILITY

AMVESCAP and its subsidiaries worldwide operate within a highly regulated industry. We have employees in 19 countries, and, as a company whose sole business is asset management, our “direct impacts” on our local environments and communities are inevitably much less significant than our “indirect impacts.” However, the Board believes that the company’s reputation as an ethical and trustworthy provider of investment services is essential to its core purpose.

To that end, the company maintains policies and procedures that -specifically reflect its commitment to the fair and ethical treatment of clients and employees. These policies and procedures complement the multiple laws and regulations that govern AMVESCAP’s operations worldwide, and they are monitored with systems that have been designed to ensure compliance with regulatory requirements.

AMVESCAP provides equal opportunity in its employment and promotion practices, is committed to responsible corporate citizenship and encourages employees to play active roles in the growth and development of the communities in which they live and work. More information on our work on community development can be found on the company Web site.

Our most important contribution to social responsibility is the achievement of the company’s core purpose of helping people worldwide build their financial security, in particular by helping them to save for retirement. Embodied within this core purpose is the goal of providing real benefits to clients as they save for the future. This goal captures the essence of what AMVESCAP employees set out to accomplish each day.

The company believes that the protection of our shared environment can only be achieved through the concerted action of individuals, companies and governments. As an investment management company, AMVESCAP has a limited direct impact on the environment and there are few, if any, environmental risks associated with our activities. We nevertheless recognize our corporate responsibility to adopt policies and programs that promote energy conservation and the sustainable use of natural resources. AMVESCAP’s environmental policy is available on the company Web site. As part of our ongoing commitment to the environment, AMVESCAP obtained certification from the British Standards Institute at the end of 2005 for the introduction of environmental management systems compliant with ISO 14001 for its U.K. businesses in London and Henley-on-Thames. (This certification is subject to regular annual audit.)

The Board has reviewed the Association of British Insurers’ guidelines on corporate social responsibility and believes that it has complied with these guidelines insofar as they are applicable to its business.

AMVESCAP qualifies as a constituent of the FTSE4Good U.K., FTSE4Good Europe and FTSE4Good Global indices, which are -independently defined and researched benchmark and tradable -indices facilitating investment in companies with good records of -corporate social responsibility.

INTERNAL CONTROLS AND RISK MANAGEMENT

The Board has overall responsibility for the system of internal controls, including financial, operational, compliance and risk management -controls. The maintenance of this control system rests with senior management. Internal controls include the organizational structure and the delegation of authority within the company. Executive directors and senior management -confirm compliance with the company’s policies on a quarterly basis. Further, under the U.S. Sarbanes-Oxley Act of 2002, the chief executive officer and chief financial officer are required to execute certifications relating to the maintenance and evaluation of the company’s disclosure controls and procedures, which controls and procedures are designed to ensure that information required to be disclosed by the company under the U.S. securities laws is recorded and filed timely and accurately with the SEC. These certifications accompany our Annual Report on Form 20-F that is filed with the SEC.

The Board has a process for identifying and evaluating risks faced by the company. The Board has reviewed the effectiveness of the company’s internal controls and believes that the system of internal controls, enhanced as described below, provides reasonable assurance that the company’s assets are safeguarded, transactions are authorized and recorded properly and that material errors and irregularities are either prevented or would be detected within a reasonable period. No material weakness in the system of internal controls has been identified for the year under review and up to the date of this report.

The Board regularly reviews the effectiveness of the process for identifying and managing the key risks of the business. Executive management reports on changes in the business and the external environment that may affect key risks. The chief financial officer provides the Board with monthly financial information. The company’s general counsel and global compliance director regularly report on any significant regulatory compliance matters as well as on any examinations by regulatory bodies.

The company continues to maintain a comprehensive compliance function focused on compliance with regulations pertaining to its investment management business. The company also from time to time utilizes outside advisors to evaluate and monitor financial and technology-related risks and is subject to periodic examinations by regulatory authorities.

The Board reviews risk management and control processes for -effectiveness and takes action where areas for improvement are identified. The Board, through its Audit Committee, reviews the scope of work of the internal audit and compliance functions, as well as reports made by independent auditors and other specialists. The Board considers the recommendations made by the Audit Committee.

These activities, in our opinion, provide a framework to address the risks associated with the business and provide objective confirmation concerning the adequacy of internal controls. The directors confirm that the procedures are in place to comply with the requirements relating to internal controls under the Combined Code.

RELATIONS WITH SHAREHOLDERS

The company announces financial results by means of a press release on a quarterly basis. In conjunction with such announcements, the chief executive officer and chief financial officer give presentations on the results to investors, analysts, the media and the public through conference calls open to all interested parties, details of which are included in the press release and posted in advance on the company Web site.

Senior management meets regularly with shareholders and analysts. It reports formally to shareholders through the Annual Report and the Form 20-F filed with the SEC. Finally, the company’s senior independent director, Sir John Banham, who is based in London, is available for communication from shareholders in accordance with the Combined Code.

The company’s Annual General Meeting is used as an opportunity to communicate with all shareholders. At the meeting, a business -presentation is made to shareholders, and all directors are available, formally during the meeting and informally afterwards, for questions. The results of voting from the Annual General Meeting are announced through a Regulatory News Service and are made available on the company Web site as soon as they become available.

The senior independent director stands ready to attend meetings with shareholders from time to time to listen to views and develop a better understanding of issues of concern.

The Board is kept apprised of the views of major shareholders as a result of the dialogue created by the measures described above and through regular reports from the chief executive officer, chief financial officer and investor relations representatives.

Report of the Board on Remuneration

This report, approved by the Board, has been prepared in accordance with the requirements of the Companies Act 1985, as amended by the Directors’ Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority. Apart from the information relating to individual remuneration, share options, share interests and pensions, the information contained in this report is not subject to audit.

The purpose of this report is to inform shareholders of the company’s policies on remuneration in operation for the 12 months -ending December 31, 2005 and of the intended policies for subsequent years, as well as to provide details of the remuneration of individual directors as determined by the Remuneration Committee. Shareholders will be asked to approve this report at the Annual General Meeting on April 27, 2006.

The Remuneration Committee determines specific remuneration packages for each executive director and member of the Executive Management Committee. The committee also addresses remuneration issues that affect the interests of shareholders, including share incentive plans and performance-linked remuneration arrangements.

As of February 28, 2006, the committee consisted only of independent directors as follows (dates of appointment in parentheses): Mr. Rex D. Adams (Chairman – November 15, 2001), Sir John Banham (January 1,1999), Mr. Joseph R. Canion (February 28, 1997), Dr. Thomas R. Fischer (January 29, 2005), Mr. Denis Kessler (March 4, 2002), Mr. Edward P. Lawrence (October 12, 2004) and Mr. Bevis Longstreth (May 11, 1993). Biographical details of each member of the committee can be found elsewhere herein.

The committee meets at least twice per year and more frequently if necessary. McLagan Partners, Inc., a firm of independent professional consultants, has been retained by the committee to review executive compensation as it compares to a peer group of companies and to provide expert advice. McLagan Partners, Inc. has confirmed that they have no material, financial or other connection to the company, thus ensuring that no material conflicts of interest are present as a result of these engagements.

REMUNERATION OBJECTIVES

We strive to have remuneration policies and programs that enable us to recruit, retain and motivate the very top caliber talent needed to compete in the global marketplace. We believe that our ability to compete for this talent has an important impact on the long-term success of our company.

Many of our compensation practices are set by market conditions in the countries where we operate. Approximately 75% of AMVESCAP’s net revenues (total revenues less third-party distribution, service and advisory fees) in 2005 were derived from North America. Accordingly, the primary benchmark for remuneration in our industry continues to be U.S. practice where, among others, many competitor companies offer stock-based plans which vest over time, without regard to other performance links. The compensation for the executive directors and senior management is reviewed annually against an extensive and diverse peer group of other leading asset management companies.

The use of multiple comparator groups is an approach that recognizes that the key comparators will often vary by geography, size and line of business, and it is designed to provide the most relevant basis for comparison for each of the individual executive directors and senior management. The peer group for current executive directors and senior management included 56 companies, including more than 40 with operations in North America, six operating primarily in the U.K. and amongst which over 18 have global businesses similar to AMVESCAP. This peer group includes both public and non-public companies in order to provide proper comparisons in applying AMVESCAP’s remuneration policy.

REMUNERATION POLICY

The remuneration policy for AMVESCAP is based on several key factors, including:

(a)	High emphasis on pay-for-performance and “at risk” compensation. Compensation levels reflect both our company’s performance and industry-wide competitive norms, with a heavy emphasis on pay for performance and “at risk” compensation. Base salary levels for executive directors and senior management are comparatively modest relative to competitors. Consequently, total compensation (salary plus variable compensation) has varied with the company’s financial performance. Generally, the level of incentive compensation of executive directors will be determined based on the company’s overall operating results, individual performance and market conditions.

(b)	With the exception of legacy plans which are closed to new members, and in keeping with the emphasis on tying rewards to performance, the company does not provide traditional defined benefit pension plans based on age and service. Executives rely upon “at risk” variable compensation and stock incentive awards to finance their future pensions, with funding from the company being at only nominal levels. Such contributions were $190,000 in the aggregate for current executive directors in 2005, which represented approximately 4% of total compensation for the year.

(c)	Alignment between management and shareholders. The committee believes that senior executives should have a significant ownership position in the company, and our remuneration policies are designed to achieve that goal, thereby assuring alignment of interests between management and shareholders. Consistent with these beliefs, the Global Stock Plan, the stock options program and the long-term incentive stock grants to the next generation of executives feature prominently in our company’s senior management compensation program, as more fully described below in this report.

(d)	Emphasis on earnings per share performance for stock-based compensation. Awards of options under the AMVESCAP 2000 Share Option Plan and a portion of the restricted stock under the Global Stock Plan are subject to growth in earnings per share performance targets.

(e)	Non-executive establishment of executive variable compensation. The committee sets the annual variable compensation levels for each member of the Executive Management Committee, including the executive directors, as well as a total variable compensation pool for the Global Partners. Although a specific upper limit of compensation for individual executive directors is not established, such amounts follow the objectives and procedures described herein which establish numerical limits on the size of the aggregate compensation pool and thereby limit the payment which may be made to any one individual.

2005 COMPENSATION DECISIONS

The Remuneration Committee faced a number of important compensation decisions as it sought to determine fiscal 2005 variable compensation levels, 2005 stock-based grants and 2005 salary increases for Executive Management Committee members.

During the year, the company underwent a period of transition, working towards the implementation of the U.S. regulatory settlement and engaged in a search for a new chief executive officer, which was successfully concluded in July 2005. The period of uncertainty in the market during this time meant that it was important to ensure that the Remuneration Committee decisions reflected the necessity to retain and motivate the management team within an extremely competitive environment and to reward those individuals who have worked so tirelessly and diligently to restore the fortunes of the company during this difficult period.

EXECUTIVE CHAIRMAN

During the year the chairman demonstrated exceptional leadership during a particularly difficult period in the history of the company, including managing an opportunistic hostile approach and the recruitment and transfer of succession to a new chief executive officer. While the Remuneration Committee concluded that it would not make any stock-based incentive awards to the chairman, it was considered to be appropriate to make a bonus award which reflected the very effective work which the chairman had successfully concluded in the year. Accordingly, the Remuneration Committee considered that a bonus award of $9 million was appropriate.

In considering the level of bonus award, the Remuneration Committee also reviewed the total compensation (1) of the chairman against a peer group of other chief executive officers of 18 comparable asset management companies ranging in size by assets under management and geography, utilizing independently sourced data from McLagan Partners. The table below shows the total compensation of the chairman relative to this peer group in the last five-year period.

(1)	Total compensation amounts shown for the AMVESCAP chairman include options valued at 33% of their nominal grant value. While this valuation approach is not endorsed by AMVESCAP, it does conform with the approach used by McLagan Partners and, thus, provides comparability between AMVESCAP’s pay and the competitive market.

(2)	Market data shown for 2005 are projected amounts provided independently by McLagan Partners.

On March 3, 2006, the company was formally notified by the chairman of his wish not to seek re-election to the Board at the Annual General Meeting on April 27, 2006, in order to facilitate the appointment of a new non-executive chairman. While the Board had expected (and hoped) that the chairman would continue until the normal Board -retirement age of 72 years, the Board considered, in the light of his decision, that it would be essential to (a) appoint a new chairman from among the existing group of non-executives and (b) that any new appointee to the position should continue to have access, along with the CEO and other senior management, to the counsel and services of the chairman for a suitable period of time going forward in order to facilitate stability and continuity within the organization. In order to secure the services of Mr. Brady, to ensure the effective transition to a new non-executive chairman, the continued successful transition to the CEO, and to assist with future governance changes, the chairman will continue as an employee of the company at a reduced level of compensation. The Board has also decided to confer the title of “Chairman Emeritus” upon Mr. Brady. This will be an honorary title only, conferring no special rights or privileges. There will also be no future entitlement to stock awards under any of the arrangements described.

The Board has elected Mr. Rex Adams to the position of Chairman with effect from the conclusion of the Annual General Meeting.

CHIEF EXECUTIVE OFFICER

On August 1, 2005, the company appointed Mr. Martin L. Flanagan as chief executive officer. The compensation arrangements for Mr. Flanagan were entered into by the Board following extensive research and independent advice from external consultants, and they reflect both the high caliber of the appointment and compensation levels in the investment management sector. Compensation for Mr. Flanagan was also geared heavily towards performance. In addition to Mr. Flanagan’s base salary, disclosed in the table herein, the following is a summary of his other compensation arrangements:

Mr. Flanagan has entered into an employment contract commencing on July 12, 2005, for an initial four-year period that is, thereafter, terminable with a one-year notice.

Mr. Flanagan’s base salary is $790,000 per year. The company made a “make whole” payment of $11,750,000 upon his appointment to compensate Mr. Flanagan for bonus and stock awards made to him by his former employers and which were not capable of vesting as a result of his entering into employment with AMVESCAP.

Mr. Flanagan will have the opportunity to participate in a variable cash -compensation award of up to a maximum of $4,750,000 per annum (pro-rated for any periods of less than a full year).

Mr. Flanagan has received long-term compensation awards consisting of the following:

1.	A grant of 2,500,000 restricted ordinary shares which will vest as to one-fourth at each of the four anniversaries following the grant date, providing he remains an employee of the company on each vesting date.

2.	A grant of 2,500,000 restricted shares which will vest upon the attainment of cumulative earnings per share (EPS) growth targets reflecting a compound growth rate of between 10 and 15 percent per annum during a three-year period. The “Baseline EPS” for the purpose of this calculation will be the average of 2004 and 2005 EPS adjusted for certain non-recurring charges.

The awards will vest in full upon the occurrence of a change of control.

EXECUTIVE DIRECTORS AND OTHER MEMBERS OF SENIOR MANAGEMENT

With the exception of Mr. Flanagan, whose principal contract terms are summarized above, executive directors and other members of senior management are employed under continuing contracts of employment which can be -terminated by either party under notice provisions of up to one year. The dates the contracts were entered into are set out below:

Name of Executive Director	Date of Contract
Charles W. Brady	June 22, 1994
Robert H. Graham	December 22, 2000
James I. Robertson	January 3, 2001
John D. Rogers	January 8, 2001

Compensation for this group, including participation in the share-based plans and bonus arrangements, are determined by the Remuneration Committee. Since the company’s business relies almost entirely upon intellectual capital, the Board considers that there are very significant risk factors associated with the retention, recruitment and incentivization of its key people. The company continues to undergo a period of transition, and the Remuneration Committee, in making decisions relating to executive compensation, were conscious of the risks associated with this.

Variable cash compensation for the current executive group (excluding the chairman and chief executive officer) reflects the greater emphasis being placed this year on awards of performance-based restricted stock to ensure that the appropriate retention and incentivization mechanisms are in place. Mr. Robert Graham has declined to receive any variable cash -compensation for the year.

No share option awards were made in 2005 to any member of the Executive Management Committee. The company made awards of performance-based restricted stock during the year to the following Executive Directors:

Name	Number of Shares	Share Price at Date of Award
James I. Robertson	77,589	442.75	p
John D. Rogers	77,589	442.75	p

Seven other members of senior management not on the Board received restricted stock awards amounting in the aggregate to 407,347 shares.

The cash value of these awards is included in the Board Compensation table in this report. Vesting of the awards described above is subject to the satisfaction of performance conditions relating to the attainment of cumulative EPS growth targets reflecting a compound annual growth rate of between 10% and 15% per annum during a three-year period from the end of 2005.

In addition, Mr. Loren Starr, chief financial officer, received, at the date of his appointment, an award of restricted stock amounting to:

1.	200,000 shares which will vest one third annually commencing from December 31, 2006, and

2.	250,000 shares which will vest subject to the satisfaction of -performance conditions relating to the attainment of cumulative EPS growth targets reflecting a compound annual growth rate of between 10% and 15% per annum during a three-year period. The “Baseline EPS” for the purpose of this calculation will be the average of 2004 and 2005 EPS.

The Remuneration Committee believes that its 2005 compensation decisions were in the best long-term interests of AMVESCAP and its shareholders.

NON-EXECUTIVE DIRECTORS

Non-executive directors are engaged by the company under letters of appointment terminable by either party upon three months notice. The continuation of appointment depends upon satisfactory performance and re-election at Annual General Meetings by the shareholders of the company. It is the policy that non-executive directors will (a) seek re-election not less frequently than every three years, (b) seek annual re-election after (i) attaining the age of 70 years or (ii) having served for a period of nine consecutive years and (c) will retire from the Board at the next Annual General Meeting following their 72nd birthday.

The dates that letters of appointment were entered into for each non-executive director are as follows:

Name of Non-Executive Director	Date of Letter of Appointment
Rex D. Adams	May 23, 2005
Sir John Banham	May 23, 2005
Joseph R. Canion	May 23, 2005
Dr. Thomas Fischer	May 23, 2005
Denis Kessler	May 23, 2005
Edward P. Lawrence	May 23, 2005
Bevis Longstreth	May 23, 2005
J. Thomas Presby	November 17, 2005

The compensation of non-executive directors is determined by the Board. Fees for non-executive directors have remained unchanged since April 1999 and in view of this, the many challenges which have faced the company during the course of the last 12 months, and the increasing liabilities and responsibilities now being faced by directors, it was considered appropriate to conduct a review of non-executive director compensation. The services of McLagan Partners Inc. were utilized as consultants in 2005 for this purpose, and they provided the Board with data on comparability with peers in the investment management industry.

The review concluded that, of the nine U.S. asset managers profiled, all offered some form of stock incentives for their non-executive directors. Additionally, it was noted that AMVESCAP was well below the median in terms of total compensation to non-executives (including stock incentives). Accordingly, effective May 1, 2005, the Board approved an increase in the compensation of non-executive directors to $120,000 per annum with an additional $50,000 to be paid in AMVESCAP ordinary shares with respect to each financial year. The shares will be required to be held by the director for the period of his Board service. Additionally, the chairman of each Board committee will receive a fee of $15,000 per annum to reflect the additional time commitments required.

The Board also concluded that, in light of the very considerable -additional time commitments of Messrs. Adams, Lawrence and Longstreth as members of the search committee involved in the recruitment of Mr. Flanagan as chief executive officer, each should receive a one-time additional fee of $25,000.

Pursuant to the new arrangements described above, on February 7, 2006, the company allotted ordinary shares to non-executive directors with respect to their compensation for service on the Board during 2005 as set forth in the following table. The cash value of these awards is included in the emoluments for each director shown in the compensation table below. Henceforth, ordinary shares will be allotted under these arrangements on the last business day of the year to which they relate.

Name	Number of Ordinary Shares Allotted	Share Price at Date of Award
Rex D. Adams	6,571	442	p
Sir John Banham	6,571	442	p
Joseph R. Canion	6,571	442	p
Denis Kessler	6,571	442	p
Edward P. Lawrence	6,571	442	p
Bevis Longstreth	6,571	442	p
J. Thomas Presby	774	442	p

REMUNERATION COMPARISONS

Total compensation includes salary (fixed), variable compensation, nominal contributions to defined contribution pension plans and issuance of stock awards, a portion of which will vest based upon the company achieving pre-determined performance objectives. These policies comply with the Combined Code.

The following chart compares the average cash compensation of the executive members of the Board against earnings per share before the restructuring charge (2005), the U.S. regulatory settlement (2004) and goodwill amortization and exceptional items (2003, 2002 and 2001), as derived from the accounts for each of the five years ended December 31, 2005.

The numbers of Board member executives in each year shown were: 2001: 8; 2002: 7; 2003: 7; 2004: 6; 2005: 6.

Figures include pension payments and a one-time “make whole” -payment in 2005 to Mr. Flanagan in respect of compensation and stock -incentives foregone from his previous employment as a result of his accepting the chief executive officer position with AMVESCAP.

The committee takes into account the returns provided to the company’s shareholders and the performance of the company generally. In determining an individual’s compensation, the committee considers the individual’s performance measured against, among other factors, the achievement of objectives and targets, including the achievement of both short-term and long-term performance standards and goals, and other individual goals. In each case, the individual’s position is evaluated against compensation ranges for similar levels of responsibility in peer group companies provided by the independent consultant.

The following chart compares AMVESCAP’s total shareholder return for the last five years against the S&P 500 Composite gross total return index, being the principal index against which the company’s performance is benchmarked in light of the very small U.K.-quoted comparator group for the company. Of the approximately 50 asset managers with more than $250 billion in assets under management, only seven are independent; therefore, this index represents the best benchmark for AMVESCAP’s overall performance.

TSR shown in the chart below has been presented in accordance with the requirements of the Companies Act (1985). (Source: Datastream) As AMVESCAP is a constituent of the FTSE 100 index, relative total shareholder return data is also shown for the assistance of the reader.

AMVESCAP’s relative total shareholder return figures against the S&P 500 and FTSE 100 indices over the following additional periods are shown in the table below.

	April 1, 1992*	January 1, 2005	August 1, 2005**	December 31, 2005	February 28, 2006
AMVESCAP	100	671.5	907.2	949.3	1157.1
	—	100	135.1	164.2	172.3
S&P 500	100	381.27	395.83	403.27	415.07
	—	100	102.98	107.69	107.98
FTSE 100	100	309.16	346.79	373.42	386.21
	—	100	112.17	123.87	124.92

(Source : Datastream)

*	Date of appointment of Charles W. Brady as chief executive officer
**	Date of appointment of Martin L. Flanagan as chief executive officer

GLOBAL STOCK PLAN (GSP)

The GSP is a remuneration plan for employees. There were approximately 450 participants in the GSP as of December 31, 2005. Historically, awards under the GSP consisted of deferred share awards (commonly referred to as GSP Awards) and deferred long-term awards (commonly referred to as LTIP Awards). GSP Awards constitute profit-linked variable compensation and are paid annually into a discretionary employee benefit trust, which purchases ordinary shares of the Company in the open market in order to fund awards of deferred or restricted stock to participants. Approximately one-half of the GSP Awards issued in 2005 awards will vest on the expiration of three years from December 31, 2005. Vesting of the balance of such awards is subject to the attainment of cumulative EPS growth targets reflecting a compound annual growth rate of between 10% and 15% per annum during a three-year period. (These targets are identical to the performance targets described above in respect of the performance-vested restricted stock award to Mr. Flanagan.) Notwithstanding the above, all of the GSP Awards issued during 2005 to members of the Executive Management Committee are subject to the company attaining the described EPS growth rates.

The trust held 29,436,666 ordinary shares on December 31, 2005, and 30,376,338 ordinary shares on February 28, 2006, including 21,168,590 ordinary shares at December 31, 2005, and 22,093,590 on February 28, 2006, to partially cover the obligations arising under the LTIP Awards described below.

LTIP Awards were first issued under the GSP on December 1, 2002, to retain and motivate key executives and the next generation of management of the company and to ensure future succession in the business. With the exception of Mr. Robertson and Mr. Rogers, who were LTIP participants prior to their appointment to the Board, no other directors of the company receive LTIP Awards. Individual LTIP Awards range in size up to a maximum of 1,500,000 ordinary shares and vest in installments of one-third in each of the last three years of the term set by the Remuneration Committee (maximum seven years). LTIP Awards are funded with shares purchased from time to time in the open market. Shares allocated under the LTIP Awards are distributed to the key executives at the end of the respective vesting periods, unless the individual elects to defer distribution until retirement or termination of employment.

During 2004 and 2005, the GSP was amended to allow for more flexibility in determining the vesting conditions of awards issued under the GSP.

SHARE OPTIONS

The Renumeration Committee considers it necessary to retain a share option plan as part of the company’s executive compensation arrangements. Due to the new accounting expense treatment associated with share options, the committee determined that the 2005 stock incentive arrangements could be delivered more effectively to employees through the use of performance-based deferred or restricted stock grants under the GSP. In accordance with our philosophy of pay-for-performance and the treatment of compensation arrangements under new accounting rules, the company therefore currently intends to place less emphasis on share option awards in future years. During the year, no members of senior management received any share option awards, although some share options were awarded to employees in connection with promotions.

AMVESCAP maintains two option plans: the AMVESCAP 2000 Share Option Plan (the 2000 Share Option Plan) and the AMVESCAP No. 3 Executive Share Option Scheme (the No. 3 Executive Share Option Scheme). AMVESCAP has not made any awards under the latter plan since April 2003. Awards of options under the No. 3 Executive Share Option Scheme were not subject to performance conditions. The No. 3 Executive Share Option Scheme operates under a trust arrangement with an independent trustee (the share option trust). The 2000 Share Option Plan was approved by shareholders in April 2000, and all options under this plan were subject to the satisfaction of performance conditions. Since November 2002, the exercise of share options awarded under this plan have been subject to the satisfaction of the performance conditions described further below. Options to acquire shares under the share option plans are granted at the closing market price preceding the date of grant, and such options generally become and remain exercisable between the third and tenth anniversaries of the date of the grant. Such options are awarded entirely on merit, assessing personal achievements and targets and the company’s performance during the year. We do not make individual option awards as a single large block. Awards are also made to individuals to take into account promotions within the company’s partnership structure.

Shares utilized by the No. 3 Executive Share Option Scheme for the share option plans are held in the share option trust, which acquires shares in the market utilizing loans provided by the company. The trustee also has the right to acquire shares by subscription from the company to the extent that insufficient shares are held in the trust to cover grants of options. A total of 44,562,587 shares were under option in these schemes at December 31, 2005, to 805 participants at exercise prices between 244p and 1680p per share. On February 28, 2006, the trustee held a total of 19,263,615 ordinary shares and held rights from the company to subscribe for a further 44.6 million ordinary shares. The No. 3 Executive Share Option Scheme has been in existence since 1987 and contains no performance conditions attaching to either the grant or exercise of options.

The AMVESCAP 2000 Share Option Plan, as approved by shareholders on April 26, 2000, permits the company to make up to 10.5% of its issued share capital available for grant of options over a seven-year period, subject to satisfying certain performance conditions. The committee has determined that the best criteria of performance are ones that measure growth in EPS. The performance targets for the plan for options granted after November 2002 provide that an option granted to an eligible employee may be exercised only if EPS since the date of the award have grown by a percentage in excess of a weighted-average of the U.K. Retail Price Index and the U.S. Consumer Price Index (the Composite Index) over the preceding three years as follows:

Percentage growth	Percent of options exercisable
Below 12%	0%
12%–13%	80%
13%–14%	85%
14%–15%	90%
Over 15%	100%

AMVESCAP considers that growth in earnings per share targets for performance conditions are the most appropriate and consistent measure of its success.

On December 30, 2005, the Parent made a grant of options under the 2000 Share Option Plan with respect to 6 million shares at an option exercise price of 442.75p per ordinary share to 169 employees, none of whom were members of senior management. These options will vest after three years if the above performance conditions are satisfied; otherwise, the options will lapse.

On November 21, 2002, the Parent made an option award under the 2000 Share Option Plan of approximately 40 million ordinary shares to 1,393 employees, which options were subject to the performance conditions described above. Following the publication of the company’s results for the 2005 year on February 7, 2006, the committee concluded that the performance conditions applicable to these options had not been met and the approximately 31 million options remaining have accordingly lapsed. These options have not been replaced.

REMUNERATION OF THE CHAIRMAN, CHIEF EXECUTIVE OFFICER AND DIRECTORS (AUDITED)

	Salary		Variable Compensation (a)				Benefits (c)		Total
$’000	2005	2004	2005		2004		2005	2004	2005	2004
Charles W. Brady	566	566	9,000		1,175		62	58	9,628	1,799

Chief Executive Officer:
Martin L. Flanagan (e)	329	—	13,750	(m)	—		121	—	14,200	—

Executive Directors:
The Hon. Michael D. Benson (h)	162	654	2,212	(n)	644		67	67	2,441	1,365
Robert H. Graham	500	500	—		112		47	44	547	656
Hubert L. Harris, Jr. (i)	—	441	—		538		—	48	—	1,027
Robert F. McCullough (k)	—	137	—		142		—	16	—	295
James I. Robertson (l)	400	267	1,600		735		41	26	2,041	1,028
John D. Rogers (f)	417	—	1,333		—		33	—	1,783	—

	2,374	2,565	27,895		3,346		371	259	30,640	6,170

Members of the Executive Management Committee not on the Board, as a group (12 persons) (2004: 12 persons)	4,473	3,995	15,463	(o)	8,868	(o)	512	385	20,448	13,248

Non-Executive Directors:
Rex D. Adams	193	100	—		—		—	—	193	100
Sir John Banham (d)	186	119	—		—		—	—	186	119
Diane P. Baker	—	25	—		—		—	—	—	25
Joseph R. Canion	160	100	—		—		—	—	160	100
Dr. Thomas R. Fischer (d)	128	119	—		—		—	—	128	119
Denis Kessler (d)	178	119	—		—		—	—	178	119
Edward P. Lawrence	185	25	—		—		—	—	185	25
Bevis Longstreth (b)	193	100	—		—		—	—	193	100
J. Thomas Presby (g)	21	—	—		—		—	—	21	—
Stephen K. West (j)	25	100	—		—		—	—	25	100
	1,269	807	—		—		—	—	1,269	807

	8,116	7,367	43,358		12,214		883	644	52,357	20,225

(a)	In 2005, approximately 8% of the variable compensation was paid into the GSP and used to purchase shares of the company on the open market. See “AMVESCAP Global Stock Plan (GSP),” included elsewhere herein.
(b)	A portion of compensation was deferred pursuant to the AMVESCAP Deferred Fees Share Plan.
(c)	Includes contributions for executive directors to a defined contribution pension plan as follows: C.W. Brady (2005 and 2004: $21,000); M.L. Flanagan (2005: $21,000, 2004: $nil);The Hon. M.D. Benson (2005 and 2004: $65,000); R.H. Graham (2005 and 2004: $29,000); H.L. Harris (2005: $nil, 2004: $29,000); R.F. McCullough (2005: $nil, 2004: $10,000); J.I. Robertson (2005: $29,000, 2004: $19,000); John Rogers (2005: $25,000, 2004: $nil); other senior management as a group (2005: 12 persons, $339,000, 2004: 12 persons, $214,000). Our non-executive -directors do not participate in any company-sponsored pension plan.
(d)	Includes $18,000 for service on the INVESCO European Advisory Board for 2005.
(e)	Appointed August 1, 2005
(f)	Appointed March 8, 2005
(g)	Appointed November 17, 2005
(h)	Resigned March 31, 2005
(i)	Served on Board until December 31, 2004
(j)	Resigned April 28, 2005
(k)	Resigned April 29, 2004
(l)	Appointed April 29, 2004
(m)	Variable compensation for Martin L. Flanagan includes a one-time “make whole” payment in respect of compensation and stock incentives foregone from his previous employment as a result of his accepting the chief executive officer position with AMVESCAP.
(n)	Payment made in respect of contractual obligations arising from termination of employment contract.
(o)	Sums include payments for termination of employment contracts amounting to $2.4 million (2004: $0.5 million).

U.K. SHARESAVE SCHEME

The company operates a sharesave plan under which eligible U.K.-based employees may save up to £250 per month for a period of three years. Options awarded under this plan may be exercised at the end of the contract period, or alternatively the employee may have his or her -savings returned. At December 31, 2005, there were 429 participants in the plan whose aggregate savings relating to the duration of their contract periods would result in the issuance by the Parent of 1,061,890 ordinary shares.

INTERNATIONAL SHARESAVE PLAN

The International Save As You Earn Option Plan for non-U.K. employees of AMVESCAP entitles participants to save up to £250 per month for a contract period of up to 48 months. Options awarded under this plan may be exercised at the end of the contract period or alternatively the employee may have his or her savings returned. On December 31, 2005, there were 1,867 participants in the plan whose aggregate savings relating to the duration of their contract periods would result in the issuance by the Parent of a total of 2,471,000 ordinary shares.

EMPLOYEE SHARE OWNERSHIP PLAN (“ESOP”)

The company sponsors an ESOP for certain of its U.S.-based employees. The ESOP is a leveraged employee stock ownership plan designed to invest primarily in AMVESCAP ordinary shares. The plan was closed to further participants effective January 1, 2000.

SHARE INCENTIVE PLAN

The company has operated an Inland Revenue-approved All Employee Share Incentive Plan from 2002 onwards. At December 31, 2005, there were 142 participants saving £10 – £125 per month.

PENSION RIGHTS

AMVESCAP sponsors defined contribution and legacy defined benefit plans (which are all closed to new participants) for various employee groups. The directors participate in various defined contribution pension schemes. Contributions made to these plans in 2005 are set forth on the table of remuneration included -elsewhere in this report.

SHARE OPTIONS

The following are details of directors’ share options (audited):

Director’s name	January 1 and December 31, 2005	Exercise price per share		Date of grant	Expiry date
Charles W. Brady	500,000	244	p	Nov 12 1996	Nov 11 2006
	100,000	422.5	p	Nov 25 1997	Nov 24 2007
	250,000	432	p	Dec 8 1998	Dec 7 2008
	500,000	660	p	Dec 9 1999	Dec 8 2009
	200,000	1100	p	Dec 1 2000	Nov 30 2010
	300,000	950	p	Dec 4 2001	Dec 3 2011
	700,000	419.25	p	Nov 21 2002	Nov 20 2012	*
	200,000	374	p	Dec 16 2003	Dec 15 2013
	200,000	319.25	p	Dec 31 2004	Dec 30 2014

Director’s name	January 1 and December 31, 2005	Exercise price per share		Date of grant	Expiry date
Robert H. Graham	100,000	422.5	p	Nov 25 1997	Nov 24 2007
	200,000	432	p	Dec 8 1998	Dec 7 2008
	250,000	660	p	Dec 9 1999	Dec 8 2009
	100,000	1100	p	Dec 1 2000	Nov 30 2010
	150,000	950	p	Dec 4 2001	Dec 3 2011
	350,000	419.25	p	Nov 21 2002	Nov 20 2012	*
	100,000	374	p	Dec 16 2003	Dec 15 2013
	100,000	319.25	p	Dec 31 2004	Dec 30 2014

James I. Robertson	200,000	244	p	Nov 12 1996	Nov 11 2006
	50,000	422.5	p	Nov 25 1997	Nov 24 2007
	75,000	416	p	Oct 30 1998	Oct 29 2008
	150,000	660	p	Dec 9 1999	Dec 8 2009
	100,000	1100	p	Dec 1 2000	Nov 30 2010
	150,000	950	p	Dec 4 2001	Dec 3 2011
	300,000	419.25	p	Nov 21 2002	Nov 20 2012	*
	50,000	374	p	Dec 16 2003	Dec 15 2013
	100,000	319.25	p	Dec 31 2004	Dec 30 2014

John D. Rogers	200,000	244	p	Nov 12 1996	Nov 11 2006
	50,000	422.5	p	Nov 25 1997	Nov 24 2007
	25,000	416	p	Oct 30 1998	Oct 29 2008
	25,000	660	p	Dec 9 1999	Dec 8 2009
	100,000	1100	p	Dec 1 2000	Nov 30 2010
	150,000	950	p	Dec 4 2001	Dec 3 2011
	300,000	419.25	p	Nov 21 2002	Nov 20 2012	*
	50,000	374	p	Dec 16 2003	Dec 15 2013
	100,000	319.25	p	Dec 31 2004	Dec 30 2014

*	Lapsed February 7, 2006

No share option awards were made in 2005 to any executive -director of the company or other member of the Executive Management Committee. No director exercised any share options during the year.

Share options are exercisable from the third anniversary of the date of grant. The share options granted under the 2000 Share Option Plan in November 2002, December 2003 and December 2004 are only exercisable upon the satisfaction of the performance criteria described elsewhere in this report.

At December 31, 2005, the market price of an AMVESCAP ordinary share was 442p. The ordinary shares traded on the London Stock Exchange at a high of 446.75p and a low of 299.5p during 2005.

Board of Directors

The company’s Board of Directors consists of the following individuals:

Rex D. Adams

Sir John Banham

Charles W. Brady

Joseph R. Canion

Dr. Thomas R. Fischer

Martin L. Flanagan

Robert H. Graham

Denis Kessler

Edward P. Lawrence

Bevis Longstreth

J. Thomas Presby

James I. Robertson

John D. Rogers

Rex D. Adams (65) Non-Executive (USA) (b, c, d)

Rex Adams has served as a non-executive director of our company since November 2001 and is chairman of the Remuneration Committee. Mr. Adams was dean of the Fuqua School of Business at Duke University from 1996 to 2001 and is now a professor of business administration. He joined Mobil International in London in 1965 and served as vice president of administration for Mobil Corporation from 1988 to 1996. Mr. Adams received a B.A. magna cum laude from Duke University. He was selected as a Rhodes scholar in 1962 and studied at Merton College, Oxford University. Mr. Adams serves on the Boards of Directors of Allegheny Corporation, the Public Broadcasting Service (PBS) and Vintage Petroleum.

Sir John Banham (65) Non-Executive (U.K.) (b, c, d)

Sir John Banham has served as a non-executive director of our -company since 1999 and is chairman of the Nomination and Corporate Governance Committee. Sir John was director general of the Confederation of British Industry from 1987 to 1992, a director of National Power and National Westminster Bank from 1992 to 1998, chairman of Tarmac PLC from 1994 to 2000, chairman of Kingfisher PLC from 1995 to 2001 and chairman of Whitbread PLC from 2000 to 2005. He is currently the chairman of Geest plc, Johnson Matthey, Cyclacel and Spacelabs Healthcare. Sir John is a graduate of Cambridge University and has been awarded honorary doctorates by four leading U.K. universities.

Charles W. Brady (70) Chairman (USA) (c)

Charles Brady is chairman of the Board of Directors of our company, a position he has held since 1993. He was chief executive officer from 1992 to 2005 and has been a director of our company since 1986. He was a founding partner of INVESCO Capital Management, Inc., which merged with our predecessor organization in 1988. Mr. Brady began his investment career in 1959 after graduating with a B.S. from the Georgia Institute of Technology. He also attended the Advanced Management Program at the Harvard Business School. Mr. Brady is a trustee of the Georgia Tech Foundation, a member of the Advisory Board for the College of Management at the Georgia Institute of Technology, a member of the Board of Councilors for the Carter Center and a director of the National Bureau of Asian Research.

Joseph R. Canion (61) Non-Executive (USA) (b, c, d)

Joseph Canion has served as a non-executive director of our company since 1997 and was a director of A I M from 1991 to 1997, when A I M merged with INVESCO. Since 1992, Mr. Canion has been a leading figure in the technology industry after co-founding Compaq Computer Corporation in 1982 and serving as its chief executive officer from 1982 to 1991. He also founded Insource Technology Group in 1992 and continues to serve as its chairman. Mr. Canion received a B.S. and M.S. in electrical engineering from the University of Houston. He is on the Board of Directors of BlueArc, chairman of the Houston Technology Center and on the Board of Advisors of Sternhill Partners.

Dr. Thomas R. Fischer (58) Non-Executive (Germany) (b, c, d)

Dr. Thomas Fischer has served as a non-executive director of our company since February 2004. He is chairman of the Managing Board at WestLB AG and began his career working for Varta Batterie AG before joining Deutsche Bank AG in 1985 as deputy director of corporate development. While at Deutsche Bank, he assumed a number of jobs with increasing responsibility, ultimately serving as chief operating officer and a member of the Management Board. Dr. Fischer is a member of the Audi AG, AXA Konzern AG, DekaBank Deutsche Girozentrale, Hapag-Lloyd AG, HSH Nordbank AG, Kreditanstalt für Wiederaufbau (KfW), RWE AG (chairman) and Weberbank Actiengesellschaft -(chairman) Boards as a non-executive director, and is president of the Association of German Public Sector Banks. He holds a Ph.D. in business economics from the University of Freiburg.

Martin L. Flanagan (45) President & Chief Executive Officer (USA) (a)

Martin Flanagan has served as president and chief executive officer, and a member of the Board of Directors of our company since August 2005, and is a member of the Executive Management Committee. He came to our company from Franklin Resources, Inc. where he was president and co-chief executive officer from January 2004 to July 2005, Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. He began his investment management career at Templeton in 1983. Mr. Flanagan received a B.A. and BBA from Southern Methodist University (SMU). He is a chartered financial analyst and certified public accountant. He serves as current chairman of the Investment Company Institute and a member of the Executive Board at the SMU Cox School of Business.

Robert H. Graham (59) Vice Chairman of AMVESCAP and Chairman of AIM Division (USA) (a)

Robert Graham has served as vice chairman of the Board of Directors of our company since February 2001, a director of our company since 1997, chief executive officer of the Managed Products Division from 1997 to 2001 and a member of the Executive Management Committee since March 1999. Mr. Graham is chairman of the AIM Division, which includes A I M Management Group Inc., a company he co-founded in 1976. Mr. Graham received a B.S., an M.S. and an MBA from the University of Texas at Austin and has been in the investment business since 1972. He has served as a member of the Board of Governors and the Executive Committee of the Investment Company Institute.

Denis Kessler (53) Non-Executive (France) (b, c, d)

Denis Kessler has served as a non-executive director of our company since March 2002. A noted economist, Mr. Kessler is chairman and chief executive officer of SCOR. He is chairman of the Boards of Directors of SCOR U.S. Corporation, SCOR LIFE U.S. Re Insurance Company and SCOR Reinsurance Company, and serves as a member of the Boards of Directors of Dexia SA, BNP Paribas SA, Bollore Investissement SA, Dassault Aviation and Cogedim SAS. Mr. Kessler received a diplome from the Paris Business School (HEC) and Doctorat d’Etat in economics from the University of Paris.

Edward P. Lawrence (64) Non-Executive (USA) (b, c, d)

Edward Lawrence has served as a non-executive director of our company since October 2004. He is a partner at Ropes & Gray, a Boston law firm, where he also heads the investment committee of the firm’s trust department. Mr. Lawrence is a graduate of Harvard College and earned a J.D. from Columbia University Law School. He serves on the Board of the Attorneys’ Liability Assurance Society, Ltd., is chairman of the Board of the Massachusetts General Hospital and is a trustee of Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

Bevis Longstreth (72) Non-Executive (USA) (b, c, d)

Bevis Longstreth has served as a non-executive director of our company since 1993 and is chairman of the Audit Committee. Mr. Longstreth was a partner at Debevoise & Plimpton LLP from 1970 to 1981, and from 1984 to 1997. He was a commissioner of the Securities and Exchange Commission from 1981 to 1984. In 1999, Mr. Longstreth was appointed by the Public Oversight Board to the Panel on Audit Effectiveness, which conducted a study resulting in a report calling for major audit reform. In 2004, he was appointed by the newly empowered Public Company Accounting Oversight Board to its Standing Advisory Group, where he served through 2005. Mr. Longstreth is a frequent writer on issues of corporate governance, banking and securities law, and is the author of Modern Investment Management and the Prudent Man Rule (1986), a book on law reform. He is a graduate of Princeton University and the Harvard Law School, trustee of the College Retirement Equities Fund (CREF) and a director of Grantham, Mayo, Von Otterloo & Co., LLC.

J. Thomas Presby (66) Non-Executive (USA) (b, c)

Thomas Presby has served as a non-executive director of our company since November 2005. Prior to his retirement in 2002, Mr. Presby was deputy chairman and chief operating officer with Deloitte Touche Tohmatsu. He is presently a director of Tiffany & Co., TurboChef Technologies, Inc., World Fuel Services, American Eagle Outfitters, FIRE Solutions, Inc. and The German Marshall Fund of the USA. He received a B.S. in electrical engineering from Rutgers and an M.S. in industrial administration from Carnegie Mellon University Graduate School of Business. Mr. Presby is a certified public accountant.

James I. Robertson (48) Executive Vice President of AMVESCAP and Chief Executive Officer of AMVESCAP Group Services (U.K.) (a)

James Robertson has served as a member of the Board of Directors of our company since April 2004 and member of the Executive Management Committee of our company since March 1999. He was chief financial officer from April 2004 to October 2005. Mr. Robertson joined our company as director of finance and corporate development for INVESCO’s Global division in 1993 and repeated this role for the Pacific division in 1995. Mr. Robertson became managing director of global strategic planning in 1996 and has served as chief executive officer of AMVESCAP Group Services, Inc. since 2001. He holds an M.A. from Cambridge University and is a member of the Institute of Chartered Accountants of England and Wales.

John D. Rogers (44) Executive Vice President of AMVESCAP and Chief Executive Officer of INVESCO Division (USA) (a)

John Rogers has served as a member of the Board of Directors of our company since March 2005, chief executive officer of the INVESCO Division since January 2003 and a member of the Executive Management Committee of our company since December 2000. He joined the -company as chief investment officer and president of INVESCO’s Tokyo office in 1994 and became chief executive officer and co-chief investment officer of INVESCO Global Asset Management (N.A.), Inc. in 1997. Mr. Rogers received a B.A. cum laude from Yale University and an M.A. from Stanford University. He is a chartered financial analyst.

(a)	Member of the Executive Management Committee
(b)	Member of the Audit Committee
(c)	Member of the Nomination and Corporate Governance Committee
(d)	Member of the Remuneration Committee

Note: Country listed denotes citizenship.

COMPANY SECRETARY: Michael S. Perman, FCIS

Executive Management Committee

In addition to Messrs. Flanagan, Graham, Robertson and Rogers -(biographical information is set forth above under “Board of Directors”), the company’s Executive Management Committee consists of the following individuals:

Kevin M. Carome

Jean-Baptiste de Franssu

Karen D. Kelley

Andrew T.S. Lo

John “Jack” S. Markwalter Jr.

David A. Ridley

Loren M. Starr

Philip A. Taylor

Mark H. Williamson

Robert J. Yerbury

Kevin M. Carome (49) General Counsel (USA)

Kevin Carome has served as a member of the Executive Management Committee of our company and general counsel since January 2006. Previously, he was senior vice president and general counsel of A I M Management Group Inc. from 2003 to 2005. Prior to joining AIM, Mr. Carome worked with Liberty Financial Companies, Inc. (LFC) in Boston where he was senior vice president and general counsel from August 2000 through December 2001. He joined LFC in 1993 as associate general counsel and, from 1998 through 2000, was general counsel of certain of its investment management subsidiaries. Mr. Carome began his career as an associate at Ropes & Gray in Boston. He received a B.S. in political science and a J.D. from Boston College.

Jean-Baptiste de Franssu (42) Chief Executive Officer of INVESCO Continental Europe (France)

Jean-Baptiste de Franssu has served as a member of the Executive Management Committee of our company since May 2001 and chief executive officer of INVESCO Continental Europe since 1999. He is also a member of the INVESCO Management Committee where, in addition to his European responsibilities, he leads the worldwide brand and product line management efforts. He joined our company as managing director of INVESCO France in 1990 after four years as director of Groupe Caisse des Depôts et Consignations in France. Mr. de Franssu is a graduate of the ESC Group in Rheims. He received a B.A. from Middlesex University in the U.K. and post-graduate actuarial degree from Pierre et Marie Curie University in Paris.

Karen D. Kelley (45) President of Fund Management Company and Director of Cash Management of AIM Division (USA)

Karen Dunn Kelley has served as a member of the Executive Management Committee of our company since February 2004 and director of cash management, president of Fund Management Company and managing director of A I M Capital Management, Inc. since 2001. She also serves as vice president of AIM Advisors, Inc. and director of AIM Global, and is on the AIM Global Management Company, Ltd. and Short-Term Investments Co. Global Series of Funds Boards. Ms. Kelley held positions at Drexel Burnham Lambert and Federated Investors Inc. before joining A I M Management Group Inc. as a money market portfolio manager in 1989 and becoming chief money market officer in 1992. She received a B.S. magna cum laude from Villanova University’s College of Commerce and Finance.

Andrew T.S. Lo (44) Chief Executive Officer of INVESCO Asia Pacific (China)

Andrew Lo has served as a member of the Executive Management Committee of our company since May 2001 and chief executive officer of INVESCO Asia Pacific since February 2001. He joined our company as managing director for INVESCO Asia in 1994. Mr. Lo began his career as credit analyst at Chase Manhattan Bank in 1984. He became vice president of the investment management group at Citicorp in 1988 and was managing director of Capital House Asia from 1990 to 1994. Mr. Lo was chairman of the Hong Kong Investment Funds Association from 1996 to 1997 and a member of the Council to the Stock Exchange of Hong Kong and the Advisory Committee to the Securities and Futures Commission in Hong Kong from 1997 to 2001. He received a B.S. and an MBA from Babson College in the U.S.

John “Jack” S. Markwalter Jr. (46) Chief Executive Officer of Private Wealth Management Division (USA)

Jack Markwalter has served as chief executive officer and president of Atlantic Trust, the private wealth management division of AMVESCAP, since January 2004, and a member of the Executive Management Committee since October 2004. He joined Atlantic Trust as head of business development in 2002 and has over 19 years of experience in private wealth management, having worked at Morgan Stanley since 1986. Mr. Markwalter received a B.S. with highest honors from the Georgia Institute of Technology and an MBA from Harvard Business School. He serves as chairman of the Helen Keller Foundation, is a member of the Board of Trustees for the Georgia Institute of Technology’s Alexander-Tharpe Fund and Pace Academy, and is on the Board of Directors for St. Joseph’s Hospital Mercy Foundation.

David A. Ridley (53) Chief Executive Officer of INVESCO Real Estate (USA)

David Ridley has served as chief executive officer of INVESCO Real Estate since its inception in 1983 and a member of the Executive Management Committee of our company since October 2004. He is also chairman of the INVESCO Real Estate Executive Committee and sits on the Direct U.S. Real Estate, Global Real Estate Securities and European Real Estate committees. He has extensive experience in the alternative asset class, having worked for over 30 years in the discipline. Mr. Ridley received a BBA in finance from the University of Texas at Austin. He holds key memberships with the Urban Land Institute, Pension Real Estate Association and National Association of Real Estate Investment Managers.

Loren M. Starr (44) Senior Vice President & Chief Financial Officer (USA)

Loren Starr has served as senior vice president and chief financial officer, and a member of the Executive Management Committee of our company since October 2005. Previously, he served from 2001 to 2005 as senior vice president and chief financial officer of Janus Capital Group Inc., after working as head of corporate finance from 1998 to 2001 at Putnam Investments. Prior to these positions, Mr. Starr held senior corporate finance roles with Lehman Brothers and Morgan Stanley & Co. He received a B.A. in chemistry and B.S. in industrial engineering, summa cum laude, from Columbia University, as well as an MBA, also from Columbia, and M.S. in operations research from Carnegie Mellon University. Mr. Starr is a certified treasury professional and serves as vice chairman of the Association for Financial Professionals.

Philip A. Taylor (51) Chief Executive Officer of AIM Trimark Investments (Canada)

Philip Taylor has served as chief executive officer of AIM Trimark Investments since January 2002 and a member of the Executive Management Committee of our company since January 2003. He joined AIM Funds Management Inc. in 1999 as senior vice president of operations and client services and later became executive vice president and chief operating officer. Mr. Taylor was president of Canadian retail broker Investors Group Securities Inc. from 1994 to 1997 and managing partner of Meridian Securities from 1989 to 1994. He held various management positions with Royal Trust, now part of Royal Bank of Canada, from 1982 to 1989. Mr. Taylor received an Honors B. Comm. degree from Carleton University and an MBA from the Schulich School of Business at York University.

Mark H. Williamson (54) Executive Vice President of AMVESCAP and Chief Executive Officer of AIM Division (USA)

Mark Williamson has served as a member of the Executive Management Committee of our company since December 1999 and became chief executive officer of the AIM Division in January 2003. He was chief executive officer of the Managed Products -Division from February 2001 to December 2002 and chairman and chief executive officer of INVESCO Funds Group Inc. from 1998 to 2002. Mr. Williamson began his career at Merrill Lynch in 1976. He joined C&S Securities in 1985 and was named managing director in 1988. He became chairman and chief executive officer of NationsBank’s mutual funds and brokerage subsidiaries in 1997. Mr. Williamson -graduated from the University of Florida and is a member of the Board of Directors of ICI Mutual Insurance Company.

Robert J. Yerbury (59) Chief Executive Officer & Chief Investment Officer of INVESCO PERPETUAL (U.K.)

Bob Yerbury has served as chief executive officer of INVESCO PERPETUAL since September 2004, chief investment officer of INVESCO PERPETUAL since October 1997 and a member of the Executive Management Committee of our company since July 2005. He also serves on the INVESCO UK Management Committee. He joined our company in 1983 after 14 years as an analyst and later fund manager for Equity & Law Life Assurance Society. He holds an M.A. in mathematics from Cambridge University and is a fellow of the Institute of Actuaries.

Note: Country listed denotes citizenship.

AMVESCAP Global Partners

Global Partners* are AMVESCAP’s most senior managers and investment professionals, representing the highest level of leadership and skills within the organization. Members of the global partnership are nominated by their business units, elected by the global partners and approved by the Executive Management Committee.

Judith Adams

Robert G. Alley

Mary B. Arroll

George Baumann II

Karl G. Bayer

Richard A. Berry

Kenneth R. Bowling

Charles W. Brady

Patrick R. Bray

Michael A. Bredlau

Laurie A. Brignac

Scott P. Brogan

Edward P. Burke

Kevin M. Carome

Ian A. Carstairs

Paul Causer

Rex Chong

John S. Cooper

Mark A. Cox

M. Kevin Cronin

Andrew J. Crossley

W. Lindsay Davidson

Jean-Baptiste de Franssu

John H. Deane

Sam DeKinder

R. Scott Dennis

Sidney M. Dilgren

Mark C. Dowding

Charles DuBois

Karen Dunn-Kelley

Peter E. Ehret

Juliet S. Ellis

Roderick G. H. Ellis

David N. Farmer

Patrick Farmer

J. Philip Ferguson

Martin L. Flanagan

Michael Fraikin

Jan H. Friedli

William J. Galvin

Michele T. Garren

Alain Gerbaldi

Carolyn L. Gibbs

Robert H. Graham

Erik B. Granade

Mark D. Greenberg

John G. Greenwood

James F. Guenther

Ian Hardacre

David A. Hartley

William Henderson

David E. Hessel

Benjamin A. Hock, Jr.

Wayne G. Holbrook

Kirk F. Holland

Jason T. Holzer

William Hoppe, Jr.

Heather Hunter

Peter Intraligi

Richard Jenkins

Stephen M. Johnson

Patricia F. Johnston

Russell Kamp

Stuart Kaye

Geoffrey V. Keeling

William R. Keithler

Douglas B. Kidd

Bernhard Langer

Jeremy Lefkowitz

Hwa Dong Liang

T. S. Andrew Lo

Geoffrey MacDonald

Lawrence E. Manierre

John S. Markwalter, Jr.

Mark E. McMeans

Paul S. Michaels

Lyman Missimer

David J. Nardecchia

Gene L. Needles, Jr.

Clas G. Olsson

Randy G. Paas

Michael S. Perman

Alessandro Piol

Graeme J. Proudfoot

Paul J. Rasplicka

Paul E. Read

David A. Ridley

Patrick Rivière

James Robertson

Joe V. Rodriguez, Jr.

John D. Rogers

John Rowland

Lanny H. Sachnowitz

Parag Saxena

Leslie A. Schmidt

Mitchell D. Schultz

John S. Segner

Rhonda J. Seguin

Matthew W. Seinsheimer

Robert L. Shoss

Barrett K. Sides

Michael J. Simon

Ronald S. Sloan

Bret W. Stanley

Kent A. Starke

Loren M. Starr

James E. Stueve

Max N. Swango

Philip A. Taylor

Jeffrey S. Thomas

Anna S. M. Tong

Ian J. Trevers

Benjamin M. Utt

Chris E. Utz

Drew E. Wallace

Meggan M. Walsh

David Warren

Gary K. Wendler

Scott B. Widder

Mark H. Williamson

Neil R. Woodford

Michael L. Yellen

Robert J. Yerbury

James Young

*	As of March 3, 2006

Company Directory

PARENT REGISTERED OFFICE

AMVESCAP PLC

30 Finsbury Square

London

EC2A 1AG

United Kingdom

Tel: (44) 0 20 7638 0731

Fax: (44) 0 20 7065 3962

Company Number: 308372

Operating Subsidiaries

USA

A I M Management Group Inc.

11 Greenway Plaza

Suite 100

Houston

Texas 77046-1173

USA

Tel: (1) 713 626 1919

Fax: (1) 713 993 9890

INVESCO Institutional (N.A.), Inc.

INVESCO Global Asset Management (N.A.), Inc.

One Midtown Plaza

1360 Peachtree Street N.E.

Suite 100

Atlanta

Georgia 30309

USA

Tel: (1) 404 892 0896

        (1) 404 439 4910

Fax:

        (1) 404 892 4817

        (1) 404 962 8261

INVESCO Institutional (N.A.), Inc.

101 Federal Street

8th Floor

Boston

Massachusetts 02110

USA

Tel: (1) 617 345 8200

Fax: (1) 617 261 4560

The Aegon Building

400 West Market Street

Suite 3300

Louisville

Kentucky 40202

USA

Tel: (1) 502 589 2011

Fax: (1) 502 589 2157

INVESCO Real Estate

Three Galleria Tower

Suite 500

13155 Noel Road

Dallas

Texas 75240

USA

Tel: (1) 972 715 7400

Fax: (1) 972 715 7474

INVESCO Senior Secured Management, Inc.

INVESCO Private Capital, Inc.

1166 Avenue of the Americas

27th Floor

New York

New York 10036

USA

Tel: (1) 212 278 9000

Fax: (1) 212 278 9619 / 9822

Atlantic Trust Private Wealth Management

1170 Peachtree Street NE

Suite 2300

Atlanta

Georgia 30309-7649

USA

Tel: (1) 404 881 3400

Fax: (1) 404 881 3401

100 Federal Street

Floor 37

Boston

Massachusetts 02110-1802

USA

Tel: (1) 617 357 9600

Fax: (1) 617 357 9602

50 Rockefeller Plaza

15th Floor

New York

New York 10020-1605

USA

Tel: (1) 212 259 3800

Fax: (1) 212 259 3888

Three Embarcadero Center

Suite 1600

San Francisco

California 94111-4019

USA

Tel: (1) 415 433 5844

Fax: (1) 415 397 6639

Atlantic Trust Stein Roe

One South Wacker Drive

Suite 3500

Chicago,

Illinois 60606-4614

USA

Tel: (1) 312 368 7700

Fax: (1) 312 368 8136

1330 Avenue of the Americas

30th floor

New York

New York 10019-5402

USA

Tel: (1) 212 489 0131

Fax: (1) 212 307 0270

AMVESCAP National Trust Company

One Midtown Plaza

1360 Peachtree Street, N.E.

Atlanta

Georgia 30309

USA

Tel: (1) 800 774 1205

Fax: (1) 404 479 2955

CANADA

AIM Funds Management Inc.

5140 Yonge Street

Suite 900

Toronto

Ontario M2N 6X7

Canada

Tel: (1) 800 874-6275

        (1) 416 590 9855

Fax: (1) 416 590 9868

        (1) 800 631 7008

UNITED KINGDOM

INVESCO Asset Management Limited

INVESCO Fund Managers Limited

INVESCO Pensions Limited

30 Finsbury Square

London

EC2A 1AG

United Kingdom

Tel: (44) 0 20 7065 4000

Fax: (44) 0 20 7638 0752

INVESCO Park

Henley-on-Thames

Oxfordshire

RG9 1HH

United Kingdom

Tel: (44) 0 1491 417 000

Fax: (44) 0 1491 416 000

INVESCO Real Estate

10 Mount Row

London

W1K 3SD

United Kingdom

Tel: 44 (0) 20 7543 3500

Fax: 44 (0) 20 7543 3588

CONTINENTAL EUROPE

INVESCO CE Services S.A.

The Blue Tower

Avenue Louise 326

1050 Brussels

Belgium

Tel: (32) 2 641 0151

Fax: (32) 2 641 0160

INVESCO Asset Management

Oesterreich GmbH

Rotenturmstrasse 16-18

101091 Vienna

Austria

Tel: (43) 1 316 202 0500

Fax: (43) 1 316 204 2020

INVESCO Asset Management S.A.

22 rue de la Tremoille

75008 Paris

France

Tel: (33) 1 56 62 43 00

Fax: (33) 1 52 62 44 74

INVESCO Asset Management

Deutschland GmbH

INVESCO Kapitalanlagegesellschaft mbH

Bleichstrasse 60-62

60313 Frankfurt

Germany

Tel: (49) 69 29 80 70

Fax: (49) 69 29 80 71 59

INVESCO Real Estate GmbH

Maffeistrasse 3

80333 Munich

Germany

Tel: (49) 89 2060 6000

Fax: (49) 89 2060 6010

INVESCO Asset Management Ireland Limited

1st Floor

George’s Quay House

Townsend Street

Dublin 2

Ireland

Tel: (353) 1 439 8000

Fax: (353) 1 439 8400

INVESCO Asset Management S.A.

(Branch Office)

Via Cordusio, 2

20123 Milan

Italy

Tel: (39) 02 880741

Fax: (39) 02 88074 391

INVESCO International Limited

P.O. Box 1588

40 Esplanade

St. Helier

Jersey JE4 2PH

Channel Islands

Tel: (44) 0 1534 607 600

Fax: (44) 0 1534 510 510

INVESCO Asset Management S.A. (Representative Office)

J.C. Geesinkweg 999

1096 AZ Amsterdam

The Netherlands

Tel: (31) 20 573 0860

Fax: (31) 20 664 5845

INVESCO Asset Management S.A.,

(Branch Office)

Calle Recoletos 15, Piso 1

28001 Madrid

Spain

Tel: (34) 902 510 907

Fax: (34) 902 510 876

INVESCO Asset Management (Switzerland) Ltd

Genferstrasse 21

8027 Zurich

Switzerland

Tel: (41) 1 287 9000

Fax: (41) 1 287 9010

INVESCO Real Estate sro

Praha City Centre

Klimentska 46

11002 Prague 1

Czech Republic

Tel: (42) 0227 202 420

Fax: (42) 0227 202 430

ASIA PACIFIC

INVESCO Hong Kong Limited

INVESCO Asset Management Asia Limited

32nd Floor, Three Pacific Place

1 Queen’s Road East

Hong Kong

Tel: (852) 3128 6000

Fax: (852) 3128 6001

INVESCO Australia Limited

Level 26

333 Collins Street

Melbourne

Victoria 3000

Australia

Tel: (613) 9611 3600

Fax: (613) 9611 3800

INVESCO Asset Management (Japan) Limited

16th Floor

Imperial Tower

1-1-1, Uchisaiwai-cho

Chiyoda-ku

Tokyo 100-0011

Japan

Tel: (81) 3 3506 6800

Fax: (81) 3 3506 6811

INVESCO Asset Management Singapore Ltd

6 Battery Road

#15-02

Singapore 049909

Tel: (65) 6538 8166

Fax: (65) 6538 8266

INVESCO Asset Management Asia Limited

(Representative Office)

INVESCO Taiwan Limited

10F, No. 122 Tun Hua North Road

Taipei 105

Taiwan, R.O.C.

Tel: (886) 2 2719 7890

Fax: (886) 2 2719 7900

INVESCO Great Wall Fund Management Company Limited (Joint Venture)

16th Floor, CITIC Tower, CITIC City Plaza

1093 Shennan Road Central

Shenzhen, 518031

People’s Republic of China

Tel: (86) 755 8237 0388

Fax: (86) 755 2598 7352

INVESCO Asset Management Limited (Branch Office)

PO Box 31303

Level 42

Jumeirah Emirates Towers

Dubai

United Arab Emirates

Tel: (971) 4 3197481

Fax: (971) 4 3197474

Notes

1.	All of the companies listed herein have been consolidated within the AMVESCAP PLC financial statements for the year.

2.	When dialing into the United Kingdom from overseas, the “0” in front of the area code should be excluded.

3.	A complete list of all offices can be found at www.amvescap.com.

General Shareholders’ Information

SHARE PRICE INFORMATION

The latest information on the AMVESCAP PLC share price is available on various financial information Web sites. AMVESCAP equity securities trade on the London, New York and Toronto stock exchanges under the symbol “AVZ.” The share price is also reported in a number of major news publications in London, New York and Toronto, and in other newspapers throughout the world.

IMPORTANT INFORMATION REGARDING DIVIDEND PAYMENTS

Commencing from the announcement of the 2006 interim results, AMVESCAP intends to declare future dividends in U.S. dollars. The sterling conversion rate will be announced at that time (as a guide only), with the final conversion rate being set on the dividend record date. The default payment for the dividend will be in sterling, unless shareholders elect to receive their dividends in U.S. dollars. Elections to receive the dividend payment must be received no later than the record date for payment. Copies of the forms of election can be obtained from Capita Registrars or from the AMVESCAP Web site at www.amvescap.com.

U.K. SHAREHOLDERS

Administrative inquiries relating to ordinary shareholdings should be addressed to Capita Registrars (Capita) at the address shown below and must clearly state the registered shareholder’s name and address. Shareholders may also use the Capita Web site (www.capitaregistrars.com) to access their personal shareholding details. A link to this site can also be accessed in the Investor Relations section of the company Web site.

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU United Kingdom

We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Annual Report, in electronic form via the Internet. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on the company Web site. If you would like to receive shareholder communications via the Internet, please register your e-mail address through the Capita Web site. You will need your investor code, which is printed on your personalized form of proxy and on your share certificate. We encourage you to use these facilities, as we believe they will provide a more convenient and prompt method of communication and reduce demand on natural resources. Should you experience any difficulties in using the facilities described above, please contact our registrars, Capita, at 0870 162 3100 (U.K.) or +44 20 8639 2157 (outside of the U.K.).

CAPITA SHARE DEALING SERVICES

(Available to U.K. Shareholders Only)

Capita offers a quick and easy share dealing service to individual shareholders to either sell or buy AMVESCAP shares. An online and telephone dealing facility is available to provide AMVESCAP shareholders with an easy to access and simple to use service.

The table below provides you with details of the associated charges:

Type of trade	Online	Telephone
Share certificates	1% of the value of the deal	1.25% of the value of the deal
	(Minimum £17.50,	(Minimum £20,
	Maximum £40)	Maximum £50)

There is no need to pre-register and there are no forms to complete. The online and telephone dealing service allows you to trade “real time” at a known price which will be given to you at the time you give your instruction. To deal online or by telephone, all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest statement or Certificate, where it will appear as either a “folio number” or “investor code.” Please have the appropriate documents on hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

www.capitadeal.com (online dealing) 24 hours

0870 458 4577 (telephone dealing)

8:00 a.m. – 4.30 p.m. (GMT) Monday – Friday

U.S. SHAREHOLDERS

The company’s American Depositary Shares (ADSs), each representing two ordinary shares, are listed on the New York Stock Exchange. The company files reports and other documents with the Securities and Exchange Commission (SEC) that are available for inspection and copying at the SEC’s public reference facilities or by writing to the company secretary. The Bank of New York Company, Inc. of New York is the depositary for AMVESCAP PLC. All inquiries concerning American Depositary Receipts records, certificates or transfer of ordinary shares into ADSs should be addressed to:

The Bank of New York

101 Barclay Street, 22W

New York, New York 10286 USA

CANADIAN SHAREHOLDERS

The exchangeable shares of AMVESCAP Inc., a subsidiary of the company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the company’s ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP, Inc. All inquiries concerning exchangeable shares, certificates, or the retraction of exchangeable shares into ordinary shares, should be addressed to CIBC Mellon Trust Company at the address noted below.

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Canada

M5C 2W9

FINANCIAL CALENDAR 2006

March	29	Ex-dividend date for final dividend
	31	Record date for final dividend
April	26	Announce 2006 Q1 results
	27	Annual General Meeting
May	4	Payment of 2005 final dividend
July	27	Announce 2006 interim results
September	6	Ex-dividend date
	8	Record date for interim dividend
October	11	2006 interim dividend payment
	26	Announce 2006 Q3 results

AMVESCAP

30 Finsbury Square

London EC2A 1AG

www.amvescap.com